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03003648

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME M.J. Maillis S.A.

*CURRENT ADDRESS

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4975 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR	*(REINSTATEMENT)*	☐	*SUPPL (OTHER)*	☐
DEF 14A	*(PROXY)*	☐		

OICF/BY: dlw

DATE : 2/5/03

82-4975

M. J. MAILLIS S.A.

PACKING SYSTEMS

AR/S
12-31-01

Global Partner
for "end of line" systems



ANNUAL REPORT 2001

MICHAEL J. MAILLIS S.A.

PACKING SYSTEMS

Global Partner for "end of line" systems



ANNUAL REPORT 2001

LETTER TO THE SHAREHOLDERS

Dear Shareholders,

The MAILLIS GROUP today is the first European Group, more powerful than ever before, offering end of line solutions (machinery, service and secondary packaging materials) for any industrial application. With a physical presence in most European countries and with a network of 37 subsidiary companies it guarantees local top quality after sales service and consumables flow.

Despite the negative international economic conjuncture of 2001 and in contrast to its main competitors, the MAILLIS GROUP improved its key financial data, thereby confirming its strategy.

The consolidated sales of the Group went up by 18% while earnings before taxes, interest and depreciation (E.B.I.T.D.A.) rose by 14%. Pre-tax earnings were to the amount of 26 mill. Euro (GRD 8.8 bill.).

In 2001 the MAILLIS GROUP certified its strong presence in the international markets, while at the same time was building the infrastructure and the solid foundations for further growth.

The key priority of MAILLIS GROUP in 2001 was the implementation of an extensive streamlining project in order to integrate successfully the tremendous growth of the previous years.

2001 was the year when the second round of acquisitions actually started, oriented towards the addition of state-of-the-art technologies and the acquisition of companies with more direct synergies.

• In May 2001, the MAILLIS GROUP via its Italian subsidiary SIAT S.p.A. proceeded to acquire two Italian companies, ***MEGA S.r.l.,*** *a producer of automated high-technology packaging machinery and* ***TAM S.r.l.,*** *a producer of components and spare parts, operating at maximum automation and verticalizing further the production process of SIAT S.p.A.*

• The acquisition of the ***company UNITED PACKAGING PLC*** *in England via its subsidiary HELERO BV was completed in August 2001. UNITED PACKAGING PLC is a leader in the production and marketing of automated stretch wrapping machines and stretch film.*

• In November 2001, the MAILLIS GROUP proceeded to acquire ***SAMUEL STRAPPING SYSTEMS (UK) Ltd.*** *in England via its subsidiary HELERO BV who represented the European operations of the Canadian company SAMUEL Manu-Tech Inc. SAMUEL STRAPPING SYSTEMS (UK) has an important presence in the*

production and trade of packaging materials and machinery.

The construction of a state of the art packaging machinery production plant was completed in Romania in the course of 2001. The production unit in Bucharest was completed by turning the know-how of machine-manufacturing companies of the Group in Germany (SANDER) and Italy (SIAT) to account, where the advantages in terms of cost are obvious. Part of the financing of this investment came from the successful public offering of the subsidiary company M.J. MAILLIS ROMANIA S.A. at the Bucharest stock exchange. The capital raised by the company was to the amount of $ 1.46 million. Note that M.J. MAILLIS ROMANIA S.A. is the first foreign company in Romania to be listed in the Bucharest Stock Exchange by public offering.

Finally, the establishment of the new integrated information system (SAP) was successfully completed at MICHAEL J. MAILLIS S.A. in 2001. This would not have been feasible without the essential and significant contribution of the company's highly-qualified human resources.

Today, the Group has a modern and dynamic organizational structure consisting of independent management operational units. The staff members of the Group have a long international experience, thus constituting an international functional and efficient team.

The company's key objective is the substantial organic growth based on the concept and platform completed in 2001. The effort to rationalize the operation of the Group as well as the integration of the acquired companies will be intensified. The acquisitions shall continue with first priority the transfer of the successful strategy and accumulated know-how of the Group in the North American market, the most powerful market of the world.

BRIEF FINANCIAL DATA

A. «MICHAEL J. MAILLIS S.A. PACKING SYSTEMS»

	2000		2001	
	in GRD mill.	in € mill.	in GRD mill.	in € mill.
PROFIT AND LOSS ACCOUNT DATA				
Turnover From Industrial Activity	29,415	86.3	28,025	82.2
Turnover From Commercial Activity	2,057	6.0	2,476	7.3
Total Turnover	**31,472**	**92.4**	**30,501**	**89.5**
Operating Profit	6,567	19.3	4,702	13.8
Profit Before Interest, Depreciation and Taxes	8,644	25.4	6,810	20.0
Profit Before Depreciation and Taxes	7,873	23.1	6,553	19.2
Pre-tax Profit	3,976	11.7	2,012	5.9
Profit after Taxes and Board Emoluments	3,073	9.0	1,297	3.8
Total Dividend	869	2.6	1,938	5.7
DATA PER SHARE				
Profit Before Interest, Depreciation & Taxes	119.3	0.4	94.0	0.3
Profit Before Depreciation & Taxes	108.7	0.3	90.5	0.3
Pre-tax Profit	54.9	0.2	27.8	0.1
Profit after Taxes and Board Emoluments	42.4	0.1	17.9	0.1

	2000		2001	
	in GRD mill.	in € mill.	in GRD mill.	in € mill.
BALANCE-SHEET DATA				
Net Incorporation Expenses	6,389	18.7	6,889	20.2
Net Fixed Assets	17,790	52.2	19,782	58.1
Current Assets	70,767	207.7	51,781	152.0
Total Assets	113,578	333.3	110,993	325.7
Equity	78,596	230.7	75,734	222.3
Total Liabilities	34,656	101.7	34,856	102.3
INDICES				
Annual Turnover Change (%)	35.5%		-3.0%	
Gross Profit Margin (before Depreciation)	30.1%		28.0%	
Net Profit Margin (before Taxes)	12.6%		6.6%	
Return on Equity (Mean)	7.6%		2.6%	
Current Ratio	3.96		2.75	
Acid Test Ratio	3.59		2.48	
Liabilities / Equity	0.44		0.46	

B. CONSOLIDATED FINANCIAL DATA OF THE COMPANY «MICHAEL J. MAILLIS S.A. PACKING SYSTEMS»

	2000		2001	
	in GRD mill.	in € mill.	in GRD mill.	in € mill.
PROFIT AND LOSS ACCOUNT DATA				
Turnover from Industrial Activity	52,323	153.6	68,622	201.4
Turnover from Commercial Activity	25,882	76.0	23,669	69.5
Total Turnover	78,205	229.5	92,291	270.8
Operating Profit	13,036	38.3	14,820	43.8
Profit Before Interest, Depreciation and Taxes	16,382	48.1	17,924	52.6
Profit Before Depreciation & Taxes	14,392	42.2	15,242	44.7
Profit Before Taxes	9,346	27.4	8,822	25.9
Minority Interest	56	0.2	69	0.2
Group Profit after Taxes, Taxes from Audit of Previous Year & Minority Rights	6,730	19.8	6,757	19.8
DATA PER SHARE				
Profit before Taxes, Depreciation & Taxes	226	0.7	247	0.7
Profit before Depreciation & Taxes	199	0.6	210	0.6
Profit before Taxes & Minority Profit Share	129	0.4	122	0.4
Group Profit after Taxes, Taxes from Audit & Minority Rights	93	0.3	93	0.3

	2000		2001	
	in GRD mill.	in € mill.	in GRD mill.	in € mill.
BALANCE-SHEET DATA				
Net Incorporation Expenses	11,435	33.6	12,652	37.1
Net Fixed Assets	39,208	115.1	42,750	125.5
Current Assets	83,761	245.8	68,199	200.1
Total Assets	135,919	398.9	124,964	366.7
Equity	70,869	208.0	52,661	154.5
Total Liabilities	63,672	186.9	70,260	206.2
INDICES				
Annual Turnover Change (%)	132%		18,0%	
Gross Profit Margin (before Depreciation)	33,2%		31%	
Net Profit Margin (before Taxes)	12%		10%	
Return on Equity (Mean)	19.1%		14.3%	
Current Ratio	2.4		1.5	
Acid Test Ratio	1.8		1.0	
Liabilities / Equity	0.9		1.3	

CONTENTS

1 INFORMATION ON THE DRAFTING OF THE ANNUAL REPORT FOR 2001

The present report was drafted and distributed according to the provisions of the regulation 5/204/14.11.2000 of the Board of Directors of the Capital Market Commission regarding the «Rules of conduct for companies which have listed their shares in the Athens Stock Exchange and persons associated thereto».

The annual report may be obtained by investors at the registered office of the company at 32 Kifissias Ave., Paradissos Amaroussiou.

The persons responsible for drafting the Annual Report as well as for the accuracy of the data contained therein are :

• Mr. Charalambos Stavrinoudakis, CFO for the Group, at 1 Patroclou and 14 Paradissou Streets, Paradissos Amaroussiou, tel. 010 68 44 099.

• Mr. Petros Delis, Financial Manager for Greece, at 32 Kifissias Ave., Paradissos Amaroussiou, tel. 010 68 43 325.

• Mrs. Themis Agriti, Investor Relations Coordinator, at 32 Kifissias Ave., Paradissos Amaroussiou, tel. 010 68 43 325.

The Board of the Company declares that all its members have been advised of the contents of the present Report and together with its drafters solemnly certify that:
a. Any information or data contained therein are complete and true.
b. No further data exist and no events have taken place, the withholding or omission of which would render the contents of the Annual Report 2001 potentially misleading.
c. There are no pending litigation or arbitration against the Company or its subsidiaries of a potentially significant effect on its financial position.

The Company is audited by Certified Accountants. The audit for the corporate financial years 2000 and 2001 was conducted by the Certified Accountant Mr. Konstantinos Kotsilinis, Association of Certified Accountants' Membership Number 127113715 of the auditors' Company PriceWaterhouseCoopers. The auditors' reports are set out in the Appendix under the published balance-sheets. Note that the latest tax audit for the Company was conducted in the financial year 1999.

2 GENERAL COMPANY INFORMATION

2.1 GENERAL INFORMATION

The Company was established in 1968 as a Limited Liability Company (Ltd.) and changed into a Commercial and Industrial Societe Anonyme (S.A.) in 1976. The registered office of the company is at 32, Kifissias Ave. in the Municipality of Amaroussion, Attica, and it is registered in the Register of Societe Anonyme Companies with registration number 2716/06/B/86/43. The life of the company has been fixed at sixty years to the year 2036.

The object of the Company according to article 4 of its Articles of Association is:

a. General trade including imports, exports and representation of foreign companies.

b. Establishing and exploiting Industrial Units including, in particular, production units for all kinds of packaging band, metal or plastic.

c. Producing and trading all kinds of packaging materials and machinery as well as the corresponding raw materials, and promoting the sale of the said goods by any mode or means and drafting the relevant surveys.

d. Drawing up technical studies and providing manufacturing know-how, as well as manufacturing all kinds of industrial equipment and building-related production lines.

e. Establishing other companies of any form or participating in existing companies and enterprises or acquiring other companies and enterprises or co-operating with natural and legal persons sharing objects which are identical, similar, complementary or simply useful to the Company in any way, whether directly or indirectly.

The Company has two production units (at Inofita of Viotia and in Alexandroupoli) producing, respectively, metal and plastic strap, the former, and stretch and shrink film, the latter. Moreover, the Company has now expanded into Eastern and Western Europe and hence production is also underway in Europe and specifically: Spain (Barcelona) where secondary packaging materials are produced, England where plastic (PP and PET) strapping band is produced, Romania where shrink film and self-adhesive plastic band are produced, Poland where stretch film and plastic bags are produced, Germany where packaging machinery as well as PP and Pet, edge board and special strapping belts are produced, Italy where cardboard carton closing machines with self-adhesive tape, strapping machinery and flexographic printers of self-adhesive tape are produced. Finally, in the United States, the company is assembling machines for SIAT S.P.A.

In Greece the Company is purely exports-oriented, its exports making for 97% of its annual production (2001 data). MICHAEL J. MAILLIS S.A. has succeeded in consolidating its position in international markets on the strength of the quality of its products, of the powerful distribution networks it has built and maintained and of the efficient service provided to its customers.

2.2 HISTORY

The milestones in the history of the Company are the following:

1968 - The Company is established by the family of Mr. Michael J. Maillis as a Ltd. company.

1976 - The form of the Company changes from Ltd. to S.A.

1988 - The Company is presented with an award by the Chamber for Commerce and Industry of Greece for its exports achievements in the period 1985-1987.

1993 - The Company acquired the quality assurance certificate ISO 9002 for "Packaging Steel Band Production and Trade". This certificate is valid through 21-11-1996. The Company was among the 20 first enterprises in Greece to be granted the foregoing certificate and was the first Company in the metallurgy and metal processing industry to have received a certificate of this kind.

1994 - The Company listed its shares in the Parallel Market of the ASE The first two subsidiaries of Michael J. Maillis S.A. are established in the same year; the first with a registered office in Sofia, Bulgaria (August '94) and the second in Bucharest, Romania (December '94). The object of these two companies is to develop a distribution network for Company products in the Balkans. Moreover, the Company also became a producer via M. J. Maillis Romania.

1995 - The first subsidiary Company in Greece was established in March under the name STRAPTECH S.A., the object of which was to study, manufacture and sell automatic packaging machines and complexes, as well as mechanical equipment for the production of bands and other packaging materials.

In the same year, the Ministries for the National Economy and for Industry, Research and Technology approved the five-year business plan (1995 - 1999) in the amount of GRD 4.64 bill. which had been subject to the development law 2234/23a (GGV 195/1995) and was the biggest investment plan of the Company ever approved on the basis of that law.

1996 - The Company was reclassified from the Parallel to the Main Market of the Athens Stock Exchange. Moreover, in the same year the Ministry for Development approved the Company's investment plan in the Industrial Zone of Alexandroupoli of a total amount of GRD 1.64 bill. subsidized at 62% for building a plastic strapping band and packaging film production plant (L. 1892/90). Moreover, the ISO 9002 quality assurance certificate was renewed for the 3-year period 1996 - 1999.

1997 - The Company, as part of its expansion in the Balkans, established a new Subsidiary Company in Poland with a registered office in Warsaw (March 1997) to market its products in that country. It also established a representative office with a registered office in Brussels with an aim to strengthening its product distribution network.

At the same time, it completed its investment plan (Phase A of the Ind. Zone of Alexandroupoli) two years earlier than originally scheduled, thereby marking a spectacular increase in its production capacity while expanding its product range by starting to produce and sell stretch and shrink film.

Two more Company investment plans are approved in the same year regarding the establishment of a natural gas-operated electricity co-generating unit in the amount of GRD 652 mill. at Inofita and in phase B of the investment plan in Alexandroupoli in the amount of GRD 2.5 bill. for the two-year period 1998-1999.

Moreover, in 1997 the Company raised a seven-year Bond Loan with private placement in the London market in the amount of 62 mill. DEM (GRD 9,818,568,000 at the exchange rate as at 31/12/1997) to reschedule its loan liabilities (Short-term - Long-term).

1998 - A new subsidiary company is established in the Czech Republic, M.J. Maillis Czech Republic SRO with a registered office in Prague (April 1998). In that same year, Michael J. Maillis S.A. acquired the majority of shares in the Incoplastic S.A. and Rocalu S.A. companies in Spain. Incoplastic S.A. was renamed M.J. Maillis Espana S.A. A new subsidiary company is established in Albania, M.J. Maillis Albania

Ltd. Finally, the company's quality assurance system was upgraded in 1998 according to ISO 9001 with validity through to 31-12-2003.

1999 - The Company, in line with its strategic expansion, proceeded to make further acquisitions in England. First, Michael J. Maillis S.A. acquired the company Castlegate, which then acquired the Payne Strapping Systems Division of the Bunzl. Plc. Company. The new company created was renamed Payne Strapping Systems Ltd. Payne Strapping Systems Ltd. then merged by acquisition with Elsten Ltd. company.

M.J. Maillis France SAS is established. M.J. Maillis France SAS acquired 100% of the Codami SARL and Cerbere Agrafvit S.A. companies, together with the Sovarec Division of the Cerbere S.A. company. Codami SARL was then renamed Cerbere Sovarec S.A. and absorbed the Sovarec division of Cerbere S.A.

OMS Maillis America Inc. is established through the joint venture of Michael J. Maillis S.A. and OMS SpA. in the city of Charlotte, North Carolina.

A new subsidiary company is established in Hungary, M.J. Maillis Hungary KFT. The foregoing company acquired the Danubia Pack trademark together with some fixed assets of the company and was renamed Danubia Pack Maillis Group.

Phase B of the Alexandroupoli investment plan in the amount of GRD 2.5 bill. is completed.

In the end of 1999, the Company acquired the companies : Siat SP.A. in Italy at 100% and its subsidiaries (Ar.te Srl, Gramegna S.p.A., Ipe CO, Combi Packing, Siat USA), Columbia in Italy at 60%. Siat Spa is a producer of cardboard carton closing machines with self-adhesive tape, stretch strapping machinery and self-adhesive tape flexographic printers. Columbia is a strapping tools producer.

2000 - In the course of the year, the Group completed a number of major strategic acquisitions.

Specifically, the MAILLIS group took one step further toward completing its commercial network in Europe by acquiring 100% of the Austrian company CYKLOP which was renamed **CONTIPAK** and is the Market Leader in secondary packaging in Austria.

The acquisition of the majority interest in the Finnish company **OY ASTRAP AB** was also completed. The said company together with its Swedish subsidiary at 100% ASTRAP AB is trading secondary packaging products.

The acquisition of **DF PARTNER SRO** in the Czech Republic was completed in May 2000, a company marketing and trading in secondary packaging products and one of the major distributors in the Czech Republic with an extensive sales network.

The acquisition of the German company **Sander GmbH** was also completed in the same month, a designer, producer and seller of automatic strapping machines, plastic band for special strapping band, edge board and airbags for product transportation by container.

It is worth making note of the considerable investment efforts which started in 2000 in Romania to complete a modern machinery production unit based on the machinery production know-how of the SIAT and SANDER Group in a lower production cost country. The operation of the plant was started within 2001.

In July 2000, SIAT SPA in Italy acquired the majority interest in **SICME SRL.** SICME SRL is a company specializing in the production of machine parts and components.

In October 2000 M.J. MAILLIS POLAND S.P.Zo.o. acquired the business and assets of **MARFLEX Sp. Z.o.o.** which assigned to her the right to use its trade name MARFLEX. Note that MARFLEX Sp. Z.o.o. is the biggest stretch film producer in Eastern Europe and the biggest plastic bag producer in Poland with a high standard printing capability.

The acquisition of the Swedish company **Nydens Forpackings AB** by Astrap AB, the Swedish subsidiary of MICHAEL J. MAILLIS S.A., which is trading in secondary packaging products was completed in December 2000.

Finally, the company refinanced the bond loan in the amount of 62,000,000 DEM as at 31/12/1999 with a medium-long term syndicated loan in Euro's in the amount of 47 mill. maturing and repayable in 2003.

The first round of acquisitions was completed in **2001**, thereby providing integrated end of line solutions. The following strategic acquisitions were made in the course of 2001:

In May 2001, the Maillis Group acquired via its Italian subsidiary SIAT two Italian companies, **MEGA S.r.l.**, a producer of high-technology automated packaging machines for specialized uses and **TAM S.r.l.** a producer of machining products and spare parts operating at maximum automation levels.

The acquisition of **United Packaging PLC** via HELERO BV in England was completed in August 2001. United Packaging PLC is a leader in automated stretch wrapping and stretch film production and sales.
In November 2001, the MAILLIS Group proceeded via HELERO BV to acquire **Samuel Strapping Systems (UK) Ltd.** in England, who represented the European operations of the Canadian Company Samuel Manu-Tech Inc. Samuel Strapping Systems is a leader in the production and distribution of heavy-duty packaging materials and machinery.

It is worth noting that the public offering of the subsidiary **M.J. MAILLIS ROMANIA S.A.** was successfully completed on 16/02/01. The capital raised by the company amounted to 1.46 mill. Dollars for financing its investment plan through the offer of 869,311 new shares at 45.000 ROL (USD 1.69 per share).

The new integrated information system (SAP) was also successfully completed in 2001.

2.3 SHARE CAPITAL

The share capital of the Company is currently to the amount of GRD 18,108,470,000 divided into 72,433,880 ordinary nominal shares of a nominal value of GRD 250 each. The share capital of the Company changed as follows:

a. The founders' share capital of the Company was set at GRD 13,000,000 divided into 13,000 shares of a nominal value of GRD 1,000 and an offer price of GRD 1,000 each. This founders' share capital was covered and paid up by shareholders as provided in the charter (GGV 86/1976).

b. By resolution of the Ordinary General Meeting of Company Shareholders of 28.6.78, the share capital increased by GRD 2,000,000 by the issue of 2,000 new shares of a nominal value of GRD 1,000 and an offer price of GRD 1,000 each. This increase was covered by the shareholders and fully paid up in cash (GGV 2983/1978).

c. By resolution of the Extraordinary General Meeting of Company Shareholders of 8.3.79, the share capital was further increased by GRD 10,000,000 by the issue of 10,000 new shares of a nominal value of GRD 1,000 and an offer price of GRD 1,000 each. This increase was covered by shareholders and fully paid up in cash (GGV 540/1979).

d. By resolution of the Extraordinary General Meeting of Company Shareholders of 23.12.82, the share capital was further increased by GRD 8,620,000 by the issue of 8,620 new shares of a nominal value of GRD 1,000 and an offer price of GRD 1,000 each. This increase was covered by the GRD amount of 8,616,470 by the capitalization of the capital gain derived from the revaluation of fixed assets of L. 1249/82 and the balance of GRD 4,530 by shareholder cash payments for rounding (GGV 622/1983).

e. By resolution of the Ordinary General Meeting of shareholders of 28.4.86, the share capital was further increased by GRD 6,150,000 by the issue and allotment in the stead of a dividend of 6,150 new shares of a nominal value of GRD 1,000 and an offer price of GRD 1,000 each (GGV 2329/1986).

f. By resolution of the Ordinary General Meeting of shareholders of 15.6.89, the share capital was further increased by GRD 155,310,000 by the issue of 155,310 new shares of a nominal value of GRD 1,000 and an offer price of GRD 1,000 each. This increase was covered (a) by the GRD amount of 22,968,585 by the capitalization of the capital gain derived from the revaluation of fixed assets based on joint decree no. 2665/88 of the ministers for the National Economy and Finance and an additional cash payment of GRD 1,415 for rounding, (b) by the GRD amount of 32,337,279 by the capitalization of extraordinary reserves and the additional cash payment of GRD 2,721 for rounding and (c) by the GRD amount of 100,000,000 by cash payment (GGV 3415/89).

g. By resolution of the Extraordinary General Meeting of shareholders of 17.10.90, the share capital was further increased by GRD 235,000,000 by the issue of 235,000 new shares of a nominal value of GRD 1,000 and an offer price of GRD 1,000 each. This increase was covered by the shareholders and fully paid up in cash (GGV 4297/90).

h. By resolution of the Extraordinary General Meeting of shareholders of 30.12.92, the share capital was further increased by GRD 12,780,000 by the issue of 12,780 new shares of a nominal value of GRD 1,000 and an offer price of GRD 1,000 each. This increase was covered by the GRD amount of 12,778,501 by the capitalization of the capital gain derived from the revaluation of fixed assets based on L.1731/87 and the balance of GRD 1,499 by the additional cash payment for rounding (GGV 394/1993).

i. By resolution of the Ordinary General Meeting of shareholders of 29.6.93, the share capital was further increased by GRD 99,025,000 by the issue of 99,025 new shares of a nominal value of GRD 1,000 and an offer price of GRD 1,000 each. This increase was covered by the GRD amount of 99,021,048 by the capitalization of the capital gain derived from the revaluation of fixed assets based on L.2065/92 and

the balance of GRD 3,952 by the additional cash payment for rounding (GGV 5770/93).
Following the foregoing increases, the share capital amounted to GRD 541,885,000 divided into 541,885 shares of a nominal value of GRD 1,000 each.

j. The Extraordinary General Meeting of Shareholders of 11.2.94 resolved the following:
- A reduction in the nominal value of Company shares from GRD 1,000 to GRD 250 to replace each old share by four new shares.
- The listing of Company shares in the parallel market of the Athens Stock Exchange according to applicable law, and
- The increase in the share capital of the Company by the GRD amount of 101,415,000 by the issue of 405,.660 new ordinary unregistered shares of a nominal value of GRD 250 and an offer price of GRD 1,000 each.

ja. The Extraordinary General Meeting of Shareholders of 8/3/95 resolved to increase the share capital by 10% or by GRD 64,330,000 with the issue of 257,320 new ordinary shares of a nominal value of GRD 250 each and an offer price of GRD 2,900 each.

jb. The Extraordinary General Meeting of Shareholders of 19/10/1995 resolved to increase the share capital of the Company by GRD 707,630,000 by the capitalization of reserves and the issue of 2,830,520 new unregistered shares of a nominal value of GRD 250 each. New shares were distributed to shareholders by a scrip issue of 10 for 10.

jc. The Ordinary General Meeting of Company Shareholders of 2 May 1996 resolved:

a. To increase the share capital by GRD 225,000,000 by the payment of cash and the issue of 900,000 new ordinary unregistered shares of a nominal value of GRD 250 each and an offer price of GRD 2,100 each.

b. To hand out new shares by Public Offering and to waive the pre-emptive right of old shareholders in this specific increase.

c. To reclassify the Company from the Parallel to the Main Market of the ASE.

jd. The Ordinary General Meeting of Company Shareholders of 27/6/1997 resolved to increase the share capital of the Company by GRD 328,052,000 by the capitalization of reserves and the issue of 1,312,208 new unregistered shares of a nominal value of GRD 250 each. New shares were distributed to shareholders by a scrip issue of 2 for 10.

je. The Ordinary General Meeting of Company Shareholders of 29 April 1998, resolved to increase the Share Capital by GRD 2,558,805,500 by the issue of:

a. 7,873,248 bonus ordinary unregistered shares of a nominal value of GRD 250 by the capitalization of reserves and the profit carried forward from previous financial years.

b. 2,361,974 ordinary unregistered shares of a nominal value of GRD 250 and an issue price of GRD 5,500 each. The new shares were allotted by preference to existing Company shareholders with a pre-emptive right as at the day the right was generated by a scrip issue of 3 for 10.

jf. The Ordinary General Meeting of Shareholders of 06/05/1999 resolved to increase the share capital of the Company by GRD 4,527,117,500 by the capitalization of reserves and the issue of 18,108,470 new unregistered shares of a nominal value of GRD 250 each. The new shares were allotted by a scrip issue of 10 for 10.

jg. The adjourned Extraordinary General Meeting of Company Shareholders held on 15 December 1999, unanimously resolved to increase its Share Capital by GRD 4,527,117,500 by the issue of:

a. 18,108,470 new ordinary unregistered shares of a nominal value of GRD 250, allotted by a 1 for 2 scrip issue, by the capitalization of reserves from the "Share Premium" account in the amount of GRD 4,527,117,500.

b. 18,108,470 new ordinary unregistered shares of a nominal value of GRD 250 and an offering price of GRD 2,800 each. The new shares were allotted by preference to existing Company shareholders with a pre-emptive right as at the date the right was generated by a scrip issue of 1 for 2.

Finally, the Extraordinary General Meeting of Company Shareholders of 21.12.2000 resolved to convert ordinary unregistered company shares to ordinary nominal shares.

So, the share capital of the Company is to the GRD amount of 18,108,470,000 divided into 72,433,880 ordinary nominal shares of a nominal value of GRD 250 each.
The following table is a summary of Company capital increases:

TABLE OF SHARE CAPITAL INCREASES

GM Date	GGV Number	Number of Shares	Nominal Share Value	Share Offering Price	Mode of Increase By Cash Payment	Mode of Increase By Capitalization of Reserves and Fixed Asset Revaluation	Share Capital after the Increase
1976	86/1976	13,000	1,000	1,000	13,000,000		13,000,000
28/06/1978	2983/1978	2,000	1,000	1,000	2,000,000		15,000,000
08/03/1979	540/1979	10,000	1,000	1,000	10,000,000		25,000,000
23/12/1982	622/1983	8,620	1,000	1,000	4,530	8,615,470	33,620,000
28/04/1986	2329/1986	6,150	1,000	1,000	0	6,150,000	39,770,000
15/06/1989	3415/89	55,310	1,000	1,000	4,136	55,305,864	95,080,000
15/06/1989	3415/89	100,000	1,000	1,000	100,000,000		195,080,000
17/10/1990	4297/90	235,000	1,000	1,000	235,000,000		430,080,000
30/12/1992	394/1993	12,780	1,000	1,000	1,499	12,778,501	442,860,000
29/06/1993	5770/1993	99,025	1,000	1,000	3,952	99,021,048	541,885,000
11/02/1994	1511/1994	405,660	250	1,000	101,415,000		643,300,000
08/03/1995	668/1995	257,320	250	2,900	64,330,000		707,630,000
19/10/1995	6815/1995	2,830,520	250			707,630,000	1,415,260,000
02/05/1996	6208/1996	900,000	250	2,100	225,000,000		1,640,260,000
27/06/1997	6394/1997	1,312,208	250			328,052,000	1,968,312,000
29/04/1998	2235/1998	10,235,222	250	5,500	590,493,500	1,968,312,000	4,527,117,500
06/05/1999	2999/1999	18,108,470	250			4,527,117,500	9,054,235,000
15/12/1999	292/2000	18,108,470	250			4,527,117,500	
15/12/1999	292/2000	18,108,470	250	2,800	4,527,117,500		
Total		**72,433,880**	**250**		**5,868,370,117**	**12,240,099,883**	**18,108,470,000**

2.4 MARKET VALUATION OF SHARE

Share prices in the Athens Stock Exchange (ASE) continued to fall in 2001. The ASE General Index closed on 31/12/2001 at 2,591.5 points against 3,388 points on 31/12/2000, thereby marking a drop of the order of 23%.

The company share price followed more or less the same downward trend closing at 5.26 on 31/12/2001. The total number of shares traded in the financial year 2001 was 21,496,488, thereby setting the marketability of the MAILLIS share at 0.16%.

Note that MICHAEL J. MAILLIS S.A. is included in the MSCI index as well as in the new upgraded MSCI index as of April 2002 with a weighting coefficient on capitalization of 0.8.

The summary information that follows regards the progress of the Company share.

Year 2001	Closing Price €	Closing Price in GRD	Value of Monthly Transactions in mil €	Value of Monthly Transactions in GRD
January	9.5	3,237	46.5	15,835,385
February	9.9	3,367	48.1	16,396,647
March	9.1	3,074	43.3	14,747,766
April	9.5	3,237	36.1	12,301,037
May	7.9	2,699	65.8	22,429,422
June	7.2	2,447	45.2	15,411,648
July	6.7	2,372	21.6	7,370,579
August	6.3	2,167	30.6	10,441,756
September	4.1	1,397	56.8	19,364,622
October	4.5	1,520	15.9	5,418,509
November	5.5	1,860	28.2	9,608,805
December	5.2	1,792	12.8	4,389,126

SHARE CHARTS

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2.5 SHAREHOLDER COMPOSITION

I. SHARE DILUTION

The company share is highly diluted. 64.01% of the shareholders own 100 to 1000 shares. The total number of shares on 11.04.2002 was 16,294. The following table shows the share dilution on 11.04.2002.

	SHAREHOLDERS		SHARES	
	Number	%	Number	%
1 - 100	3,344	20.52	248,546	0.34
100 - 1.000	10,430	64.01	4,353,579	6.01
1.000 - 10.000	2,294	14.08	6,052,437	8.36
10.000 - 100.000	179	1.10	4,746,463	6.55
100.000 - 1.000.000	39	0.24	9,071,238	12.52
over 1.000.000	8	0.05	47,961,617	66.21
TOTAL	**16,294**	**100**	**72,433,880**	**100**

II. SHARE DISTRIBUTION AS AT 11.04.2002

The shareholder composition of the company based on the shareholders' register of 11.04.2002 is shown below:

NAME	SHARES	%
MICHAEL MAILLIS	19,012,283	26.25
HORQUETA HOLDINGS LIMITED	21,058,024	29.07
OTHER INVESTORS	32,363,573	44.68
TOTAL	**72,433,880**	**100**

SHAREHOLDERS


29%
45%
26%
Other Investors
Horqueta Holdings Limited
Michael Maillis

With regard to Horqueta Holding Ltd, where Mr. M.J.Maillis has a majority interest, the company is reporting the following:

- Year of establishment: 1992
- Registered Office: Originally Dublin, Ireland and now the British Virgin Islands
- Object of operations: Holding Company

2.6 ACQUISITION OF OWN SHARES

According to article 16 of CL 2190/1920 and further to the resolution of the Extraordinary General Meeting of company Shareholders as at 21.12.2000, the company is entitled to acquire own shares within the space of the 18 month-period from 30/1/2001 to 20/6/2002 from the broader investment public and from collective investment companies. The maximum number of own shares for acquisition shall be 7,243,388 (10% of the total of shares) with a maximum acquisition value of GRD 5,000 per share, namely 14.67 Euro's per share.

In application of the foregoing resolution, the company proceeded by 31-12-2001 to acquire 1,345,990 own shares at the mean acquisition value of 1,867 or 5.48 and a total GRD value of 2,523,804,437 or - 7,406,616. A full list of shareholders who sold their shares shall be announced to Shareholders at the first General Meeting of Shareholders to follow the acquisitions' period.


Sander



3 COMPANY BUSINESS

3.1 OBJECT OF OPERATIONS

The main object of Company operations is the production of steel strapping steel band (strap), of plastic (PET and PP) strapping band and recently of stretch and shrink film.

The term "packaging steel band" is used to describe any metal strapping band made of steel and used to close, seal and support the packaging of heavy industrial products. The European Standardization Commission C.E.N. (Comite Europeen de Normalisation) which was set up to establish and standardize European specifications has designated the following three types of packaging steel band :

a. Cold-rolled, without heat treatment.
b. Cold-rolled, with heat treatment.
c. Cold-rolled, with strong heat treatment

and the following types of plastic band :

a. Polypropylene plastic band (PP STRAP)
b. Polyester plastic band (PET STRAP)
c. Polyamide plastic band (PA STRAP)

The basic raw materials bought by the Company per product category are :

A) Strapping Steel Band (Metal Strap)
For Metal strap production, the Company buys Hot-rolled Steel Band. It is delivered in Coils of a maximum diameter of 2000 mm weighing 20 – 25 tons.
Its main suppliers are :
Thyssen Germany, Ilva Italy, British Steel England, Eldemir Turkey, Magnitogorsk Russia, Kosice Slovakia, Dunafer Hungary, etc.

B) Strapping Plastic Band (Plastic Strap)
1. Polypropylene Strap (PP)
Strap is produced from Polypropylene (PP).
The main suppliers are : Montell Italy, Borealis Belgium, Solvay France

2. Terepthalic Polyester Strap (PET)
To produce strap, virgin PET is used for the most part together with recycled PET.
Virgin PET is bought from Hellenic Petroleum - from the production unit in Volos, from Shell Italy, Dow Germany, Sabic S. Arabia and from countries of the Far East.
Recycled PET is either produced from PET Bottles which are cut up and washed at the Company facilities or bought ready cut up.

C) Stretch Film
Stretch film is produced from Linear Low Density Polyethylene (LLDPE). Three main types are used for its production, namely Butene, Exene and Octene.
The main suppliers are Dow Chemicals Switzerland, Polimeri Italy, Elenac Germany, Sabic S. Arabia.

D) Shrink Film
Shrink Film is produced from Low Density Polyethylene (LDPE).
The main suppliers are Dow Chemicals Switzerland, Polimeri Italy, Elenac Germany, Sabic S. Arabia.

Apart from the foregoing products produced in Greece, production units in Europe produce edge board (M.J.MAILLIS ESPAGNÀ), special strapping belts (SANDER), cardboard carton closing machines (SIAT SPA), pallet-making machines (SIAT SPA), dispensers (ARTE SRL), shrinking machines (GRAMEGNA), parts (SICME), adjusted packaging lines (COMBI AMERICA), tools for metal and plastic strapping band (COLUMBIA), heads and automatic packaging machines (SANDER), heavy-duty packaging materials (SAMUEL STRAPPING SYSTEMS) and automatic stretch wrapping and stretch film machines (UNITED PACKAGING PLC).

3.2 SALES NETWORK

According to 2001 data, the Company exports about 97% of its annual production to the European and world markets. In response to the fierce international competition, the Company has developed an extensive sales network in foreign countries.

The Company is selling its line of heavy-duty packaging products as follows : 70% via independent distributors of secondary packaging products (300 distributors in 55 countries) and 30% via Company network.

In light packaging, the Company is selling 70% of its products via its own network and 30% via independent distributors.

The table below shows Company exports per country as a share of total sales for the financial years 2000-2001.

MICHAEL J. MAILLIS S.A.
(SALES PER COUNTRY %)

COUNTRY	2000	2001
GERMANY	14.7	15.0
ITALY	7.5	7.7
GREAT BRITAIN	6.8	3.5
FRANCE	7.0	10.7
AUSTRIA	3.2	4.2
SWITZERLAND	0.5	0.2
THE NETHERLANDS	0.6	2.1
BELGIUM	3.3	2.0
IRELAND	0.1	0.1
SPAIN	6.3	4.9
SWEDEN	2.2	2.2
FINLAND	1.6	1.8
OTHER EUROPEAN COUNTRIES	23.4	20.3
EUROPEAN TOTAL	**77.2**	**74.7**
SAUDI ARABIA	1.4	1.1
U.A. EMIRATES	2.2	2.5
ISRAEL	1.8	1.7
TAIWAN	0.4	0.1
USA	11.9	12.4
OTHER	5.1	7.5
NON EUROPEAN TOTAL	22.8	25.3
GRAND TOTAL	**100**	**100**

3.3 STAFF IN EMPLOYMENT

To meet more efficiently the ever increasing needs of production, MICHAEL J. MAILLIS S.A. has employed selected directors, employees, workers and technicians while gradually upgrading its staff by hiring expert scientists.
The mean number of Company staff over the past two years has grown as follows :

	2000	2001
Workers & Technicians	179	205
Employees	93	106
Employees (university-polytechnic)	78	90
Total	**350**	**401**

The company's staff policy aims to use human resources more efficiently while maintaining high levels of employee satisfaction. Human resources are highly valued by the company which is why it secures good working conditions for its staff while applying meritorcratic criteria to staff advancement.

A breakdown of staff members in the past two years per level of education is shown below:



	2000	2001
Postgraduate Degree Holders	8	24
University Graduates	52	43
Polytechnic Graduates	18	12
Other	272	311
Total	**350**	**401**

Expenditures per staff employment category for the period 2000 - 2001 are shown in the following table:

(in GRD mil)	2000	2001
Salaries	2,230	2,654
Social Securities Contribution and Aid	553	644
Total	**2,783**	**3,298**

The company has taken out an insurance policy for its staff with UNIVERSAL LIFE. The said policy provides life and private health insurance for company staff members.

3.4 INVESTMENTS

I. Investments for the Period 2000 - 2001

The table below shows a breakdown of Company investments in fixed assets over the past two years per category per annum :

	2000		2001	
	in GRD mill.	in € mill.	in GRD mill.	in € mill.
Land	156	0.5	–	
Buildings and Technical Works	1,055	3.1	140	0.41
Machinery, Technical Facilities and Other Mechanical Equipment	2,626	7.7	2,765	8.11
Transportation Means	-44	-0.1	53	0.16
Furniture and Fixtures	115	0.3	64	0.19
Total	**3,908**	**11.5**	**3,023**	**8.87**

All major investments realized by the Company in the period 2000 - 2001 are cited below :

1. NATURAL GAS PROJECT

An investment totaling GRD 652,500,000 was approved and subsidized at 35%, namely GRD 228,400,000. The total cost of the investment was to the amount of GRD 851,370,177 while the subsidy amount collected to date is GRD 163,798,385.

2. EXPANSION & MODERNIZATION OF STRAPPING PET (PET - PP) BAND PRODUCTION UNIT WITH THE INSTALLATION OF A NEW PRODUCTION LINE:

The size of the investment amounts to GRD 1,226,700,000 and comes under L.2601/98 with a subsidized interest rate of 30% for a GRD 837,836,000 bank loan and the creation of a tax-free reserve. The starting date for the investment was 28/12/1999 and the end date is 30/11/2003.
Through 31/12/2001 the investment expenditure was in the amount of GRD 1,213,497,576.
Production at the unit began in March 2001 which is already operating at 80% of its annual production capacity.
Expansion of the existing infrastructure of the plant at Inofita, Viotia and establishment of new PP strapping band production lines with special care taken to take into account environmental protection parameters.

II. Investment Plan 2002 - 2003

Over the next two years, the Company is intending to invest the approximate amount of GRD 4.0 bill. To improve and upgrade its fixed infrastructure in equipment and to increase its production capacity.

Specifically, the company intends to make investments to improve its infrastructure in terms of safety for its staff and premises as well as in terms of environmental protection parameters.

The following tables show the main new investments made:

M. J. MAILLIS S.A.

INOFIT A

DEPARTMENT	INVESTMENT/POINT	ESTIMATED COST in GRD mill.	ESTIMATED COST in € mill.
Steel Strapping	Installation of new Cold Rolling Mill	1,022	3.0
	Upgrading of Patenting Unit	1,022	3.0
	Increase of Steel Strapping Production Capacity	221	0.7
	Improvement of the Pickling Line Wastewater Treatment Unit	51	0.1
	Installation of Strapping Machines at Steel Strapping Production Line No IV	34	0.1
	Installation of an Excess Energy Recovery Unit (from the cogeneration Plant) for Heating of the Cold Rolling Mills Emulsions	27	0.1
	Construction of Building for the Reception of Electricity Supply from the Public Electricity Company	15	0.0
	Several Works for Expansion, Infrastructure and Improvement of Productivity	153	0.5
Plastic Strapping	Upgrading and Expansion of PET Recycling Unit	273	0.8
	Several Works for Expansion, Infrastructure and Improvement of Productivity	68	0.2

M. J. MAILLIS S.A.

ALEXANDROUPOLI

DEPARTMENT	INVESTMENT/POINT	ESTIMATED COST in GRD mill.	ESTIMATED COST in € mill.
Films	Increase of Shrink Film Production Capacity	682	2.0
	Works for Optimazation of Film Production Capacity	204	0.6
Paper - Tapes	Production Line for Edgeboards with Use of Recyclable Materials	204	0.6
	Works for Improvement of Productivity	68	0.2
		4,046	**11.9**



MANAGEMENT

4.1 COMPANY MANAGEMENT - DIRECTORS

According to article 9 of the Charter, the Company is managed by a Board of Directors made up of a minimum of three (3) and a maximum of seven (7) members.

The present Board of Directors has five members, originally elected by resolution of the Ordinary General Meeting of shareholders of 29/04/1998 for the period 30/04/1998 to 30/04/2002. Then, a new member was elected to replace a member who resigned at the Board meeting of 02/11/1999, the election of whom was ratified at the Extraordinary GM of 15/12/1999. Then, two new members were elected to replace the two members who resigned at the Board meeting of 18/09/2000, the election of whom was ratified at the Extraordinary GM of 21/12/2000.

Following the above, the Board of the Company is composed of:

Michael J. Maillis, Chairman and CEO
Sotirios Orestides, Vice-Chairman
Charalambos Stavrinoudakis, Councillor
Pier Matteo Guella, Councillor
Ioannis Nicolakopoulos, Councillor

Mr. Michael J. Maillis, Chairman of the Board of Directors and CEO represents the company before any authority with a right of single signature.

For specific actions, stated in detail in the minutes of the Board of Directors, the company may be represented with a right of single or double signature by the directors: Charalambos Stavrinoudakis, Michael Panagis, Natassa Spyrou, Sotirios Leonardos, Petros Delis, Vassilios Charovas, Konstantinos Serviou, Anastasios Petroutsas, Nicholaos Maroulis, Athanasios Kokkinos, Triandafillos Mamatsopoulos, Peter Kossis.

The foregoing information show company representatives as at 31.12.2001, as applicable pursuant to the Board minutes no. 479/26.07.2001 and 481/19.10.2001. The present document does not contain any changes having occurred thereafter.

The Company is bound by the single signature of the Chairman of the Board of Directors and CEO of the Company, save for special cases whereby it is bound by the single or double signature of the foregoing directors.

Company operations are managed by experienced directors, the most important being :

• **Michael J. Maillis**
Chairman of the Board of Directors, CEO and General Manager for the Group. An Iron Metallurgy Engineer with past experience in German Steelworks having specialized in the development of new steel types.

• **Michael Panagis**
Sales and Marketing Manager for the Group. A Chemical Engineering Graduate of the Athens Technical University, with postgraduate studies in Management Science at Imperial College, London.

• **Haris Stavrinoudakis**
Financial Manager for the Group. A graduate of Athens University of Economics and Business, with a Master's degree from the Athens University of Economics and Business and an MBA from the Erasmus University, Rotterdam. A former executive at Shell-Hellas and Shell International, London.

• **Christos Balaskas**
Development Manager for the Group. Holder of an MSc in Computer Science and an MBA in Engineering & General Management. Formerly an executive at Shell Hellas S.A. and Shell International Petroleum Company Ltd as well as at the BG Group plc (British Gas International).

• **Ioannis Nicolakopoulos**
Legal Consultant to the Company with a long experience in International Trade and Steel Industry and generally in commercial and corporate affairs.

• **Ioanna Demolitsa-Theodoropoulou**
Legal Consultant to the Company with a long experience in commercial and corporate affairs and in International Trade. Formerly an Attorney and Legal Consultant to the BODOSAKIS and PAPASTRATOS S.A. Group of Companies.

• **Natassa Spyrou**
Human Resources Manager for the Group. A graduate of the School of Philosophy of the Aristotelion University of Salonica with 15 years of experience in human resources management and development, previously employed at Pirelli Hellas, AB Vassilopoulos and Stet Hellas S.A.

• **Paraskevi Botsi**
IT Manager for the Group. A physics graduate of Athens University having specialized in information technology. Past experience includes 10 years as IT Manager at Seagram.

• **George Kondylis**
Mergers and Acquisitions Manager for the Group. A graduate of Athens University of Economics and Business with postgraduate studies in Business Administration at the Manchester Business School. Formerly an executive at ABN AMRO BANK and a director in companies of the banking sector.

• **Stylianos Tsezos**
General Manager for Greece. A Chemical Engineering graduate of the Athens Technical University with postgraduate chemical engineering studies at the University of Massachusetts. Formerly a director at Colgate-Palmolive in Greece and abroad.

• **Constantine Serviou**
Purchasing Manager. A graduate of the Athens Higher School of Economics and Commerce. Formerly an executive at Steel SA for a number of years.

• **Petros Delis**
Financial Manager responsible for the business units M. J. MAILLIS SA and STRAPTECH S.A. Greece. A graduate of the Business Administration Department of Athens University of Economics and Business. Formerly an executive at the Petrola Hellas refineries for several years and a manager at the multinational company YKK and at Petrolina S.A. and FAGE S.A.

• **Spanodimos Michalis**
Manager of the Alexandroupoli Business Unit. Holder of a BSc in Industrial Engineering and an MSc in Management Engineering and Computer Science with a long experience in this field following his long term of employment at 3M Hellas Limited.

• **Ioannis Dimaratos**
Manager of the Inofita Plant. A chemical engineering graduate of the Athens Technical University. Formerly an executive at Motor Oil Hellas and Sato in Salonica.

• **Sotiris Leonardos**
Financial Controller for the Group. A graduate of the Department of Economics of Athens University. Formerly an executive at PriceWaterhouseCoopers SA, Bitros SA, Kostouris-Michaelidis SA Certified Auditors.

• **Nikos Georgoudas**
Group MIS Planning Manager. A graduate of the Department of Economics of the Athens Higher School of Economics and Commerce and holder of a postgraduate degree from the Hellenic Business Administration Society (EEDE). Formerly an executive at the Macedonia-Thrace Bank, at Shell Hellas S.A. and Shell Italia SPA (Milan).

• **Anastasios Petroutsas**
Treasurer. Previously Country Treasurer for Citibank Greece for several years, with a long experience in the international and domestic foreign exchange, money, bond and derivatives markets.

• **Themis Agriti**
Investor Relations Manager. A graduate of the Department of Organization and Management of the Piraeus University with specialization in Finance and holder of an MSc in Financial Managerial Controls from Southampton University, UK. Formerly a financial controller at Arthur Andersen, an internal auditor at Toyota Hellas and a financial analyst at the National Investment Bank for Industrial Development.

Note that no member of the Board or Company director has ever been convicted of a dishonourable act or a financial crime or become implicated in pending court cases regarding bankruptcy, criminal acts or the prohibition to:
a) carry on business,
b) conduct stock exchange transactions and
c) be employed as investment consultant, bank or

insurance company manager, underwriter to an issue, securities company executive, etc.

In the financial year 2001, the total annual gross earnings of Company Managers (shown above) including the Legal Consultant to the Company, were to the amount of GRD 286 mill. (ranging from a minimum of GRD 12 mill. to a maximum of GRD 30 mill. per manager), while the corresponding amount for the financial year 2002 is estimated to the amount of GRD 313 mill. (ranging from a minimum of GRD 15 mill. to a maximum of GRD 33 mill. per manager).

Board emoluments remain unchanged at GRD 10 million.

The correspondence address for Company Managers as well as for Board members is 32, Kifissias Ave., Postcode 151 25, Municipality of Maroussi.

The natural and legal persons required, according to article 8 of resolution 5/204/14.11.2000 of the Capital Market Commission, to carry out transactions involving Company shares or Company share derivatives which are negotiable in the Athens Derivatives' Stock Exchange or of a company affiliated thereto, only on condition that they have previously advised the Company board in relation thereto and that the said notification has been published in the Daily Price Bulletin of the A.S.E. at least one day before the transaction date, are the following:

FULL NAME	POSITION
MICHAEL MAILLIS	CHAIRMAN OF THE BOARD & CEO
IOANNIS NICOLAKOPOULOS	BOARD MEMBER - LEGAL CONSULTANT
CHARALAMBOS STAVRINOUDAKIS	BOARD MEMBER - CFO
PETROS DELIS	FINANCIAL MANAGER FOR GREECE
NICOS MAROULIS	CHIEF ACCOUNTANT
GEORGIOS ACHNIOTIS	HEAD OF INTERNAL AUDIT
THEMIS AGRITI	HEAD OF THE SHAREHOLDER SERVICE DEPARTMENT & OF THE CORPORATE ANNOUNCEMENTS' DEPARTMENT
KONSTANTINOS KOTSILINIS	CHARTERED ACCOUNTANT
IOANNA THEODOROPOULOU	LEGAL CONSULTANT
HORQUETA HOLDINGS LTD	SHAREHOLDER WITH A PARTICIPATION SHARE OF 20%
STRAPTECH S.A.	AFFILIATED COMPANY
M.J.MAILLIS BULGARIA EOOD	AFFILIATED COMPANY
M.J. MAILLIS ROMANIA SA	AFFILIATED COMPANY
HELERO BV	AFFILIATED COMPANY
MARFLEX M.J. MAILLIS GROUP SpZOO	AFFILIATED COMPANY VIA HELERO BV
SAMUEL STRAPPING SYSTEMS	AFFILIATED COMPANY VIA HELERO BV
SAMUEL CERCLAGE SARL	AFFILIATED COMPANY VIA SAMUEL STRAPPING SYSTEMS
UNITED PACKAGING PLC	AFFILIATED COMPANY VIA HELERO BV
PAYNE STRAPPING SYSTEMS	AFFILIATED COMPANY VIA HELERO BV
M.J MAILLIS FRANCE SAS	AFFILIATED COMPANY
CERBERE SOVAREC SA	COMPANY AFFILIATED VIA M.J MAILLIS FRANCE SAS

CERBERE AGRAFVIT SA	COMPANY AFFILIATED VIA M.J MAILLIS FRANCE SAS
M. J. MAILLIS ESPANA SA	AFFILIATED COMPANY
ROCALU SA	AFFILIATED COMPANY
M.J. MAILLIS CZECH SRO	AFFILIATED COMPANY
M.J. MAILLIS ALBANIA LTD	AFFILIATED COMPANY
DANUBIA PACK M.J.MAILLIS GROUP KFT	AFFILIATED COMPANY
EUROPACK SA	AFFILIATED COMPANY
SIAT S.p.A	AFFILIATED COMPANY VIA EUROPACK SA
AR. TE. Srl	COMPANY AFFILIATED VIA SIAT S.p.A.
GRAMEGNA S.p.A.	COMPANY AFFILIATED VIA SIAT S.p.A.
SICME SRL	COMPANY AFFILIATED VIA SIAT S.p.A.
IPE CORPORATION	COMPANY AFFILIATED VIA SIAT S.p.A.
COMBI PACKAGING SYSTEMS LLC	COMPANY AFFILIATED VIA SIAT S.p.A.
SIAT USA INC	COMPANY AFFILIATED VIA SIAT S.p.A.
TAM SRL	COMPANY AFFILIATED VIA SIAT S.p.A.
MEGA SRL	COMPANY AFFILIATED VIA SIAT S.p.A.
COLUMBIA SRL	AFFILIATED COMPANY
CONTIPAK GmbH	AFFILIATED COMPANY
CONTIPAK GmbH &Co KG	COMPANY AFFILIATED VIA CONTIPAK GmbH
OY ASTRAP AB	AFFILIATED COMPANY
M.J.MAILLIS SVERIGE AB (ex ASTRAP AB)	AFFILIATED COMPANY
NYDENS FORPACKINGS AB	COMPANY AFFILIATED VIA M.J.MAILLIS SVERIGE AB (ex ASTRAP AB)
SANDER PACKAGING B.V.	AFFILIATED COMPANY
MAILLIS HOLDING GmbH	AFFILIATED COMPANY
SANDER GmbH & Co KG	AFFILIATED COMPANY VIA MAILLIS HOLDING GmbH
SANDER N.V./ SA	AFFILIATED COMPANY VIA MAILLIS HOLDING GmbH
MAILLIS SANDER Verwaltungsgesellschaft mbH	AFFILIATED COMPANY VIA MAILLIS HOLDING GmbH
OMS AMERICA INC	AFFILIATED COMPANY

4.2 ORGANIZATION CHART OF THE GROUP

The organization structure of MAILLIS Group as well as of the company is shown in the following Organization Chat:


MANAGEMENT OF M.J. MAILLIS S.A.
BOARD OF DIRECTORS
INTERNAL AUDIT
GROUP CEO
LEGAL DEPARTMENT
FINANCE
SALES & MARKETING
BUSINESS DEVELOPMENT
HUMAN RESOURCES
IT
MERGERS & ACQUISITIONS

BUSINESS UNITS

M.J. MAILLIS S.A. GREECE
STRAPTECH SA GREECE
DANUBIA PACK M.J. MAILLIS GROUP Kft HUNGARY
M.J. MAILLIS ALBANIA LTD
M.J. MAILLIS BULGARIA EOOD
M.J. MAILLIS ROMANIA SA
PAYNE STRAPPING SYSTEMS UK
UNITED PACKAGING PLC UK
SAMUEL STRAPPING LTD UK
SAMUEL CERCLAGE SARL FRANCE
M.J. MAILLIS FRANCE
MARFLEX M.J. MAILLIS GROUP Sp ZOO POLAND
COLUMBIA SRL ITALY
M.J. MAILLIS ESPANA SA
CONTIPAK GmbH & Co KG AUSTRIA
Sander Packaging B.V. NETHERLAND
OY ASTRAP AB FINLAND
M.J. MAILLIS CZECH SRO
M.J. MAILLIS SVERIGE AB SWEDEN
Sander G.b.H. & Co k GERMANY
SIAT S.p.A. ITALY
Sander N.V. / SA BELGIUM
AR.TE.Srl
GRAMEGNA S.p.A.
TAM Srl
SICME SRL

4.3 ORGANIZATION CHART OF THE COMPANY

BOARD OF DIRECTORS

INTERNAL AUDIT

GROUP CEO
MJ. MAILLIS

LEGAL DEPARTMENT
J. NIKOLAKOPOULOS
J. THEODOROPOULOU

FINANCE DIRECTOR
H. STAVRINOUDAKIS

SALES & MARKETING DIRECTOR
M. PANAGIS

BUSINESS DEVELOPMENT DIRECTOR
CH. BALASKAS

HUMAN RESOURCES DIRECTOR
N. SPIROU

IT DIRECTOR
P. BOTSI

MERGERS & ACQUISITIONS
G. KONDYLIS

MANAGEMENT OF GREEK BUSINESS UNIT

GENERAL MANAGER
ST. TSEZOS

FINANCIAL MANAGER
P. DELLIS

INOFYTA PLANT MANAGER
J. DIMARATOS

ALEXANDROUPOLIS PLANT MANAGER
M. SPANODIMOS

PURCHASING MANAGER
K. SERVIOU

EXPORT SALES MANAGER
N. DOUSIS

HUMAN RESOURCES MANAGER

IT MANAGER

4.3 PARTICIPATIONS OF BOARD MEMBERS AND OF PRINCIPAL SHAREHOLDERS IN THE BOARD OR AND THE SHARE CAPITAL OF OTHER COMPANIES

The following table shows the participation's of members of the Board of Directors and of principal Company shareholders in the management and capital of other companies.

Board Member or/and Principal Shareholder	Company of participation	Position in the Board	Participation Share
Michael J. Maillis	MICHAEL J. MAILLIS S.A.	Chairman of the Board and CEO	26.3%
	STRAPTECH S.A.	Chairman of the Board and CEO	1.0%
	MARFLEX – M.J.MAILLIS GROUP SPZOO	Chairman of the Board	-
	M. J. MAILLIS FRANCE SAS	Chairman of the Board	-
	CERBERE SOVAREC SA	Chairman of the Board	0.0008%
	M. J. MAILLIS ESPANA SA	Chairman of the Board	-
	ROCALU SA	Chairman of the Board	-
	PAYNE STRAPPING SYSTEMS LTD	Chairman of the Board	-
	M. J. MAILLIS ROMANIA SA	Chairman of the Board	-
	M.J.MAILLIS BULGARIA EOOD	Chairman of the Board	-
	HELERO BV	Chairman of the Board	-
	M. J. MAILLIS ALBANIA LTD	Administrator	-
	EUROPACK SA	Chairman of the Board	-
	SIAT SpA	Chairman of the Board	-
	AR.TE SRL	Chairman of the Board	-
	GRAMENGA S.P.A.	Chairman of the Board	-
	IPE CORPORATION	Chairman of the Board	-
	SICME SRL	Chairman of the Board	-
	COMBI PACKAKGING SYSTEMS LLC	Member	-
	SIAT USA INC	Chairman of the Board	-
	MEGA SRL	Chairman of the Board	-
	COLUMBIA SRL	Chairman of the Board	-
	CONTIPAK GMBH	Chairman of the Board	-
	CONTIPAK GMBH & Co KG	Chairman of the Board	-
	SANDER PACKAGING BV	Chairman of the Board	-
	OY ASTRAP AB	Chairman of the Board	-
	ASTRAP AB	Chairman of the Board	-
	M.J.MAILLIS SVERIGE AB (ex ASTRAP AB)	Chairman of the Board	-
	NYDENS FORPACKINGS AB	Chairman of the Board	-
	SAMUEL STRAPPING SYSTEMS	Chairman of the Board	-
	UNITED PACKAGING PLC		-

Sotiris Orestides	MICHAEL J. MAILLIS S.A.	Vice-Chairman	-
Pier Matteo Guela	MICHAEL J. MAILLIS S.A.	Councillor	-
Ioannis Nicolakopoulos	MICHAEL J. MAILLIS S.A.	Councillor	-
	SIAT Sp.A.	Member	-
	AR.TE Srl	Member	-
	GRAMENGA S.p.A.	Member	-
	COLUMBIA SRL	Member	-
	MAILLIS HOLDING GmbH	Administrator	-
	MAILLIS SANDER GmbH	Administrator	-
Charalambos Stavrinoudakis	MICHAEL J. MAILLIS S.A.	Councillor	-
	M.J.MAILLIS ROMANIA S.A	Member	-
	MARFLEX – M.J.MAILLIS GROUP SPZOO	Member	-
	CERBERE AGRAFVIT S.A.	-	0,046%
	CERBERE SOVAREC S.A.	-	0,0008%
	EUROPACK SA	Member	-
	SIAT Sp.A.	Member	-
	AR.TE Srl	Member	-
	GRAMENGA S.p.A.	Member	-
	COLUMBIA SRL	Member	-
	CONTIPAK GmbH	Member	-
	CONTIPAK GmbH & Co KG	Member	-
	SANDER PACKAGING BV	Member	-
	M.J.MAILLIS CZECH S.R.O.	Administrator	-

5 REPORT ON COMPANY BUSINESS

5.1 BUSINESS

The distinction between industrial and commercial business as well as the ratio of Company exports to total sales are shown in the following table:

ACTIVITY

	2000	%	2001	%
	in GRD mill.		in GRD mill.	
Industrial Activity	29.415	93,5%	28.025	91,9%
Commercial Activity	2.057	6,5%	2.476	8,1%
Total	**31,472**	**100,0%**	**30.501**	**100,0%**
Industrial Activity				
Domestic	2.530	8,6%	2.779	9,9%
Abroad	26.885	91,4%	25.246	90,1%
Total	**29.415**	**100,0%**	**28.025**	**100,0%**
Commercial Activity				
Domestic	495	24,1%	51	2,1%
Abroad	1.562	75,9%	2.425	97,9%
Total	**2.057**	**100,0%**	**2.476**	**100,0%**

Company sales over the past two years per product type are shown in the following table :

	2000		%	2001		%
	in GRD mill.	in € mill.		in GRD mill.	in € mill.	
PRODUCT TYPE						
Steel Strap	17,510	51.4	55.6%	16,740	49.1	54,9%
Plastic Band (PP + PET)	2,685	7.9	8.5%	3,103	9.1	10,2%
Shrink Film	682	2.0	2.2%	609	1.8	2,0%
Stretch Film	8,562	25.1	27.2%	6,967	20.5	22,8%
Other Packaging Materials	2,033	6.0	6.5%	3,082	9.0	10,1%
Total Sales	31,472	92.4	100.0%	30,501	89.5	100,0%

Company products are sold to steelworks, pipe-makers, wire-makers, building material, timber, aluminum, paper, food and drink industries, etc., thereby offering a complete end of line secondary packaging solution.

Note that, as stated hereinabove, 97% of Company production (in volume) is exported to countries of Europe, Asia, the Middle East, America and Africa.

5.2 PROGRESS OF OPERATIONS - RESULTS

The turnover and operating results of the Company over the past two years are shown in the following tabl :

OPERATING RESULTS

	2000	2000	2001	2001
	in GRD mill.	in € mill.	in GRD mill.	in € mill.
Turnover from				
Industrial Activity	30,159	88.5	28,025	82.2
Commercial Activity	1,313	3.9	2,476	7.3
Total Turnover	**31,472**	**92.4**	**30,501**	**89.5**
Less : Cost of Goods Sold	21,999	64.6	22,057	64.7
Gross Profit(1)	9,473	27.8	8,444	24.8
(% of sales)	30.1%	30.1%	27.7%	27.7%
Other Operating Income	632	1.9	206.947	0.6
Total Gross Profit	**10,105**	**29.7**	**8,651**	**25.4**
(% of sales)	32.1%	32.1%	28.4%	28.4%
Administrative expenses	516	1.5	968	2.8
(% of sales)	1.6%	1.6%	3.2%	3.2%
Distribution expenses	3,022	8.9	2,982	8.8
(% of sales)	9.6%	9.6%	9.8%	9.8%
Operating Profit	**6,567**	**19.3**	**4,701**	**13.8**
(% of sales)	20.9%	20.9%	15.4%	15.4%
Plus Income from Participation's	0	0.0	488	1.4
Plus Profit from Sale of Participation's - Securities	5	0.0	7.8	0.0
Plus Extraordinary and Non-operating Income	3,616	10.6	2,346	6.9
Less Extraordinary and Non-operating Expenses	1,539	4.5	752	2.2
Profit before interest, depreciation and taxes	**8,649**	**25.4**	**6,791**	**19.9**
(% of sales)	27.5%	27.5%	22.3%	22.3%
Credit Interest	585	1.7	755	2.2
Debit Interest	1,360	4.0	993	2.9
(% of sales)	4.3%	4.3%	3.3%	3.3%
Profit before depreciation and taxes	**7,874**	**23.1**	**6,552**	**19.2**
(% of sales)	25.0%	25.0%	21.5%	21.5%
Depreciation	3,898	11.4	4,541	13.3
Pre-tax profit	**3,976**	**11.7**	**2,011**	**5.9**
(% of sales)	12.6%	12.6%	6.6%	6.6%
Taxes for the year	892	2.6	705	2.1
Board emoluments	10	0.0	10	0.0
Profit after taxes and Board emoluments	**3,074**	**9.0**	**1,296**	**3.8**
(% of sales)	9.8%	9.8%	4.2%	4.2%
Taxes from audit of previous years	275	0.8	0	0.0
Profit after taxes, taxes from audit of previous years and Board emoluments	**2,800**	**8.2**	**1,296**	**3.8**
(% of sales)	8.9%	8.9%	4.2%	4.2%

Notes :

(1) Depreciation has been subtracted from the cost of goods sold, from administrative expenses and from distribution expenses when calculating the Gross Profit and the Operating Profit in the operating results, as follows:

	2000		2001	
	in GRD mill.	in € mill.	in GRD mill.	in € mill.
Cost of Goods Sold	2,507	7.4	3,045	8.9
Administrative Expenses	1,380	4.0	1,489	4.4
Distribution Expenses	10	0.0	7,0	0.0
Total	3,897	11.4	4,541	13.3

- **TURNOVER**

The turnover amounted to GRD 30,501 mill. in 2001 against GRD 31,482 mill. in 2000. This negligible drop (3%) is mainly due to the negative international conjuncture in the course of 2001, which resulted inter alia in the squeeze on selling prices.

- **COST OF GOODS SOLD**

A breakdown of the cost of goods sold in the financial years 2000 and 2001 is shown below:

BREAKDOWN OF COST OF GOODS SOLD

	2000		2001	
	in GRD mill.	in € mill.	in GRD mill.	in € mill.
Raw-Sec.Packag. Mat. Consumption	19,318	56.7	17,767	52.1
Consumption of consumables	42	0.1	41	0.1
Consumption of spare parts	180	0.5	1,050	3.1
Expenditures (direct labor)	2,584	7.6	3,063	9.0
General Expenditures	4,483	13.2	5,177	15.2
	26,607	78.1	27,098	79.5
Less : Own Fixed Asset Production	1,150	3.4	3,093	9.1
Own Use of Inventories	222	0.6		0.0
Less : Change in Inventory Products	-1,004	-2.9	98	0.3
Cost of Goods Sold	24,231	71.1	24,103	70.7
Cost of goods sold from other inventories	0		0	
Cost of goods sold/merchandise	275	0.8	999	2.9
Cost of goods produced	24,506	71.9	25,102	73.7
Less : Depreciation	2,507	7.4	3,045	8.9
Cost of goods sold (before depreciation)	21,999	64.6	22,057	64.7

• GROSS PROFIT MARGIN

The gross profit margin in the financial year 2001 amounted to 28% against 30 % in 2000. This drop in the gross margin is due to the squeeze on selling prices due to the negative international conjuncture of 2001.

• OTHER OPERATING INCOME

A breakdown of the "Other operating income" account for the financial years 2000 and 2001 is shown next :

OTHER OPERATING INCOME

	2000		2001	
	in GRD mill.	in € mill.	in GRD mill.	in € mill.
Manpower Employment Organization Subsidies	55	0.2	60	0.2
Other Subsidies	7	0.0		0.0
Income from Foreign Company Concessions - Provision of Services to Third Parties	566	1.7	145	0.4
Rent	2	0.0	2	0.0
Other Income	2	0.0		0.0
Total	632	1.9	207	0.6

• APPROPRIATION EXPENSES

Appropriation expenses were to the amount of GRD 2,989 mill. in 2001 against GRD 3,031 mill. in 2000. This negligible drop to the order of 1.4% is due to the reduction of the turnover, as already mentioned.

• EXTRAORDINARY AND NON-OPERATING INCOME

The table below is a breakdown of extraordinary and non-operating income or and expenses together with the extraordinary profit or and loss for the financial years 2000 and 2001 :

Credit exchange differences to the amount of GRD 1,522 mill. were created in the financial year 2001 a) from the foreign exchange difference of fixed foreign currency deposits, b) from the collection of receivables from foreign customers, c) from the settlement of foreign supplier liabilities.

	2000		2001	
	in GRD mill.	in € mill.	in GRD mill.	in € mill.
Exchange Differences (Gain)	2,942	8.6	1,522	4.5
Fixed Asset Investment Subsidies under I.1262/82 Corresponding to the FY	653	1.9	793	2.3
Other Income	12	0.0	25	0.1
Income from Previous Years	9	0.0	6	0
TOTAL EXTRAORDINARY & NON-OPERATING INCOME & PROFIT (A)	**3,616**	**10.6**	**2,346**	**6.9**
EXTRAORDINARY AND NON-OPERATING EXPENSES				
Exchange Differences (Loss)	1,511	4.4	595	1.7
Extraordinary Loss	4	0.0	2	0.0
Expenses from previous doubtful years	22	0.0	44	0.1
Provisions for debt	0	0.0	110	0.3
Other Expenses	2	0.0	1	0.0
TOTAL EXTRAORDINARY & NON-OPERATING EXPENSES & LOSS (B)	**1,539**	**4.5**	**752**	**2.2**
GRAND TOTAL (A-B)	**2,077**	**6.1**	**1,594**	**4.7**

• **FINANCIAL EXPENSES**

The Company's financial expenses in the course of the past two years are shown below:

	2000		2001	
	in GRD mill.	in € mill.	in GRD mill.	in € mill.
FINANCIAL EXPENSES				
Long-Term Loan Interest	222	0.7	132	0.4
Short-Term Loan Interest	836	2.5	540	1.6
Other Financial Expenses	130	0.4	123	0.4
Total	**1,188**	**3.5**	**795**	**2.3**



• APPROPRIATION OF PROFIT BEFORE DEPRECIATION

Appropriation of profit before depreciation for the years 2000 and 2001 was as follows :

	2000		2001	
	in GRD mill.	in € mill.	in GRD mill.	in € mill.
PROFIT DATA				
Profit before taxes and depreciation	7,874	23.1	6,553	19.2
Profit carried forward from previous FY's	409	1.2	730	2.1
Total	8,283	24.3	7,283	21.4
APPROPRIATION OF PROFITS				
Total Depreciation	3,898	11.4	4,541	13.3
Statutory Reserve	128	0.4	65	0.2
Income tax	892	2.6	705	2.1
Tax audit differences from previous FY's	275	0.8	0	0.0
Board emoluments	10	0.0	10	0.0
Dividends	869	2.6	706	2.1
Additional Dividend	0	0.0	1,232	3.6
Special & Extraordinary reserves	39	0.1	0	0.0
Tax-free reserves	1,442	4.2	0	0.0
Profit carried forward	730	2.1	24	0.1
Total	8,283	24.3	7,283	21.4



5.3 BREAKDOWN OF FINANCIAL POSITION

The financial position of the Company for the financial years 2001 and 2000 is shown in the following table:

	2000		2001	
	in GRD mill.	in € mill.	in GRD mill.	in € mill.
ASSETS				
Incorporation Expenses	9,750	28.6	12,032	35.3
Depreciation	3,361	9.9	5,142	15.1
Net Incorporation Expenses	6,389	18.7	6,890	20.2
Intangible Assets	57	0.2	323	0.9
Less Accumulated Depreciation	34	0.1	45	0.1
Tangible Assets	26,014	76.3	30,831	90.5
Less Accumulated Depreciation	8,247	24.2	11,328	33.2
Net Tangible Assets	17,790	52.2	19,782	58.1
Participating Interests in Affiliated Enterprises	17,957	52.7	31,920	93.7
Long-term receivables	55	0.2	55	0.2
Total Fixed Assets	35,802	105.1	51,756	151.9
Inventories	6,524	19.1	5,131	15.1
Receivables	33,512	98.3	34,772	102.0
Securities	747	2.2	3,595	10.6
Bank & cash	29,984	88.0	8,283	24.3
Current assets	70,767	207.7	51,781	152.0
Transitory asset accounts	620	1.8	565	1.7
TOTAL ASSETS	**113,578**	**333.3**	**110,993**	**325.7**
Contingent Accounts	45,466	133.4	10,194	29.9
LIABILITIES				
Share Capital	18,108	53.1	18,108	53.1
Capital Reserves and Profit carried forward	60,488	177.5	57,626	169.1
Total Equity	78,596	230.7	75,734	222.3
Provisions	97	0.3	195	0.6
Long-term liabilities	16,783	49.3	16,015	47.0
Suppliers-Notes payable	4,055	11.9	4,114	12.1
Banks, current liability accounts	11,414	33.5	11,759	34.5
Dividends payable	874	2.6	1,955	5.7
Social security contributions and taxes	1,414	4.1	848	2.5
Other short term liabilities	117	0.3	165	0.5
Total current liabilities	17,873	52.5	18,841	55.3
Transitory liability accounts	228	0.7	209	0.6
Total Liabilities	**113,578**	**333.3**	**110,993**	**325.7**
Contingent Accounts	45,466	133.4	10,194	29.9

• INCORPORATION EXPENSES

A breakdown of incorporation expenses as at 31/12/2001 is shown in the following table (net value:

	2000		2001	
	in GRD mill.	in € mill.	in GRD mill.	in € mill.
Formation and preliminary expenses	29	0.1	60	0.2
Exchange differences from loans for purchasing fixed assets	535	1.6	377	1.1
Pre-operating loan interest	1,462	4.3	1,761	5.2
Other incorporation expenses	4,362	12.8	4,691	13.8
Total	**6,389**	**18.8**	**6,890**	**20.2**

• ASSETS UNDER CONSTRUCTION

Assets under construction amounted to GRD 3,784 mill. on 31/12/2001 against GRD 1,990 mill. on 31/12/2000, marking an increase to the order of 90%. This increase is due to investments in the industrial complexes of Inofita and Alexandroupoli and to the installation of a new integrated information system (SAP).

• PARTICIPATIONS

Participations amounted to GRD 31,920 mill. on 31/12/2001 against GRD 17,957 mill. on 31/12/2000 marking an increase to the order of 78%. This increase is due both to the increase in the share capital of certain subsidiaries, to the increase of participations as well as to new acquisitions carried out in the course of the financial year 2001. The following table shows a breakdown of Participations for the financial years 2000 and 2001.

PARTICIPATIONS

	31/12/2000			31/12/2001		
Company	Participation Share	Cost Value in GRD mill.	Cost Value in € mill.	Participation Share	Cost Value in GRD mill.	Cost Value in € mill.
M.J.MAILLIS BULGARIA EOOD	100,00%	111	0.3	100,00%	111	0.3
M.J.MAILLIS ROMANIA S.A.	100,00%	927	2.7	81,00%	927	2.7
STRAPTECH S.A.	99,00%	1,421	4.2	99,00%	1,668	4.9
MARFLEX M.J.MAILLIS GROUP Sp.ZOO	98,80%	1,724	5.1	100,00%	2,985	8.8
M.J.MAILLIS FRANCE S.A.S.	99,96%	375	1.1	99,96%	375	1.1
M.J.MAILLIS ESPANA S.A.	100,00%	760	2.2	100,00%	1,203	3.5
DANUBIA PACK M.J.MAILLIS GROUP KFT	100,00%	288	0.8	100,00%	726	2.1
ROCALU S.A.	98,30%	346	1.0	100.00%	367	1.1
HELERO BV	100,00%	1,524	4.5	100,00%	3,666	10.8
EUROPACK	94,75%	9,105	26.7	100,00%	10,088	29.6
CONTIPAK GMBH	100.00%	411	1.2	100.00%	411	1.2
COLUMBIA SRL	60,00%	761	2.2	60,00%	846	2.5
OY ASTRAP AB	51,00%	177	0.5	100.00%	285	0.8
M.J.MAILLIS CZECH SRO	100,00%	1	0.0	100,00%	676	2.0
MAILLIS HOLDING GMBH - ORION	100,00%	25	0.1	100,00%	7,268	21.3
M.J.MAILLIS SVERIGE AB				100,00%	6	0.0
OMS AMERICA INC				33,33%	57	0.2
M.J. MAILLIS ALBANIA				100,00%	18	0.1
SANDER GMBH & CO KG				100,00%	238	0.7
Total		**17,957**	**52.7**		**31,920**	**93.7**

• RESERVES

The reserve account was to the amount of GRD 5,131 mill. on 31/12/2001 against GRD 6,523 mill. on 31/12/2000 marking a reduction to the order of 21%. This reduction is part of the broader company objective of improving its operating capital. Note that company reserve valuation is based on the mean monthly weighted cost.

• RECEIVABLES

Company receivables as at 31/12/2001 amounted to GRD 34,772 mill. against GRD 33,512 mill. on 31/12/2000. Company receivables are broken down below :

RECEIVABLES

(in GRD mill.)		
Customers		
Domestic	227	
Foreign	7,791	
Subsidiaries	9,712	**17,730**
Cheques receivables		**41**
Current receivables from affiliated companies		
M.J.MAILLIS ROMANIA S.A.	102	
MARFLEX M.J.MAILLIS GROUP Sp.ZOO	706	
M.J.MAILLIS FRANCE S.A.S.	44	
HELERO BV	7,676	
EUROPACK	1,760	
CONTIPAK GMBH	1,005	
COLUMBIA SRL	208	
OY ASTRAP AB	56	
MAILLIS HOLDING GMBH - ORION	540	
SIAT SPA	3,412	**15,509**
Doubtful debtors		**469**
Other debtors		**12**
State		
Income tax advances	387	
Other debtors	27	
VAT receivable	581	**995**
Prepayments and Appropriation account		**16**
Total		**34,772**

• LONG-TERM LIABILITIES

Company long-term liabilities as at 31/12/2001 amounted to GRD 16,015 mill. regarding a middle-long-term syndicated loan in Euro's to the amount of 47 mill. with a maturation date and repayable in 2003.



• CURRENT LIABILITIES TO BANKS

Current liabilities to banks amounted to GRD 11,759 mill. on 31/12/2001 against GRD 10,872 mill. on 31/12/2000.
Current liabilities to banks are broken down below per Bank and currency for the financial years 2000 and 2001 as follows:

Bank	Currency	31/12/2000		31/12/2001	
		in GRD mill.	in € mill.	in GRD mill.	in € mill.
NBG	GRD	3,600	10.6		
NBG	EURO	852	2.5	2,885	8.5
NBG	USD	2,474	7.3	0	0.0
COMMERCIAL	GRD	2	0.0	0	0.0
EUROBANK LUXEMBURG	EURO	370	1.1	0	0.0
EUROBANK (OVER DRAFT)	EURO	0	0.0	381	1.1
HSBC	USD	2,942	8.6	0	0.0
CITIBANK	USD	0	0.0	1,766	5.2
CITIBANK	GRD	360	1.1	950	2.8
CITIBANK	EURO	0	0.0	2	0.0
ABN-AMRO	EURO	273	0.8	311	0.9
BNP	USD	0	0.0	1,065	3.1
BNP	EURO	0	0.0	2,035	6.0
EUROMERCHAND	USD	0	0.0	675	2.0
ALPHA BANK	EURO	0	0.0	621	1.8
SAN PAOLO IMI	USD	0	0.0	387	1.1
SAN PAOLO IMI	EURO	0	0.0	682	2.0
TOTAL		**10,872**	**31.9**	**11,759**	**34.5**

• CONSOLIDATED TURNOVER - PROFIT & LOSS ACCOUNT

The turnover and profit and loss account of the Company for the years 2000 - 2001 on a consolidated basis are summarized in the following table:

	2000		2001	
	in GRD mill.	in € mill.	in GRD mill.	in € mill.
Turnover from				
industrial activity	52.323	153.6	68,622	201.4
commercial activity	25.882	76.0	23,669	69.5
Total Turnover	78,205	229.5	92,291	270.8
Less : Cost of Goods Sold	52,278	153.4	63,672	186.9
Gross profit(1)	25,927	76.1	28,619	84.0
(% of sales)	33.2%	33.2%	31.0%	31.0%
Other operating income	1,112	3.3	686	2.0
Total Gross Profit	27,039	79.4	29,305	86.0
(% of sales)	34.6%	34.6%	31.8%	31.8%
Administrative expenses	3,990	11.7	4,407	12.9
(% of sales)	5.1%	5.1%	4.8%	4.8%
Distribution expenses	10,013	29.4	10,079	29.6
(% of sales)	12.8%	12.8%	10.9%	10.9%
Operating Profit	13,036	38.3	14,819	43.5
(% of sales)	16.7%	16.7%	16.1%	16.1%
Plus Extraordinary and non-Operating Income	5,467	16.0	4,905	14.4
Less Extraordinary and non-Operating Expenses	2,121	6.2	1,800	5.3
Profit before interest, depreciation and taxes	16,382	48.1	17,924	52.6
(% of sales)	20.9%	20.9%	19.4%	19.4%
Plus : Credit Interest	996	2.9	440	1.3
Profit from sale of participation's & securities	16	0.0	10.3	0.0
Debit Interest	3,002	8.8	3,132	9.2
(% of sales)	3.8%	3.8%	3.4%	3.4%
Profit before depreciation and taxes	14,392	42.2	15,242	44.7
(% of sales)	18.4%	18.4%	16.5%	16.5%
Depreciation	5,047	14.8	6,421	18.8
Pre-tax profit	9,345	27.4	8,821	25.9
(% of sales)	11.9%	11.9%	9.6%	9.6%
Income tax	2,231	6.5	1,988	5.8
Profit after taxes	7,114	20.9	6,834	20.1
(% of sales)	9.1%	9.1%	7.4%	7.4%
Differences from tax audits of previous years	328	1.0	8	0.0
Minority shareholder interests	56	0.0	69	0.2
Profit after taxes, taxes from audit of previous years & minority interest	6,730	19.8	6,756	19.8
(% of sales)	8.6%	8.6%	7.3%	7.3%

Note :

(1) Depreciation has been subtracted from the cost of goods sold, from administrative expenses and from appropriation expenses when calculating the Gross Profit and the Operating Profit in the operating results, as follows :

	2000		2001	
	in GRD mill.	in € mill.	in GRD mill.	in € mill.
Cost of Goods Sold	3,165	9.3	3,476	10.2
Administrative Expenses	1,744	5.1	1,799	5.3
Distribution Expenses	14	0.0	1,147	3.4
Total	**4,923**	**14.4**	**6,421**	**18.8**

To consolidate the companies, the Company is applying the total incorporation method. The companies included in the consolidated financial statements per financial year are the following :

• **2000:** MICHAEL J. MAILLIS S.A., STRAPTECH S.A., BALKAN PACK EOOD, M.J.MAILLIS ROMANIA S.A., MARFLEX M.J. MAILLIS GROUP SpZOO, M.J.MAILLIS FRANCE SAS, M.J.MAILLIS ESPANA S.A., ROCALU S.A., PAYNE STRAPPING SYSTEMS LTD, M.J.MAILLIS ALBANIA LTD, EUROPACK S.A., SIAT SPA., DANUBIA KFT, HELERO BV, M.J.MAILLIS CZECH SRO, M.J.MAILLIS S.R.O. S.R., SANDER GMBH, OY ASTRAP AB, CONTIPAK GMBH, COLUMBIA SRL, ASTRAP AB.

• **2001:** MICHAEL J. MAILLIS S.A., STRAPTECH S.A., M.J. MAILLIS BALKAN PACK EOOD, M.J.MAILLIS ROMANIA S.A., HELERO BV, M.J.MAILLIS FRANCE SAS, MARFLEX M.J. MAILLIS GROUP SpZOO, M.J.MAILLIS ESPANA S.A., ROCALU S.A., M.J.MAILLIS CZECH SRO, M.J.MAILLIS ALBANIA LTD, DANUBIA PACK M.J. MAILLIS GROUP KFT, EUROPACK S.A., COLUMBIA SRL, CONTIPAK GMBH, OY ASTRAP AB, MJ MAILLIS SVERIGE AB, MAILLIS HOLDING GMBH, PAYNE STRAPPING SYSTEMS LTD, UNITED PACKAGING PLC, SAMUEL STRAPPING SYSTEMS LTD, CERBERE SOVAREC S.A., CERBERE AGRAVFIT S.A., SIAT SPA, ARTE SRL, GRAMEGNA SPA, SICME SRL, IPE CORPORATION, COMBI PACKAGING SYSTEMS, MEGA SRL, TAM SRL, SIAT USA, CONTIPAK GMBH & CO KG, NYDENS FORPACKING AB, MAILLIS SANDER GMBH, SANDER GMBH & CO KG, SANDER NV.

Note that the company has been drawing up consolidated financial statements from the financial year 1996.

5.5 CONSOLIDATED FINANCIAL POSITION

The consolidated balance-sheet data of MICHAEL J. MAILLIS S.A. for the financial years 2000 and 2001 are shown in the following table:

	2000		2001	
	in GRD mill.	in € mill.	in GRD mill.	in € mill.
ASSETS				
Incorporation expenses	15,274	44.8	18,929	55.6
Depreciation	3,839	11.3	6,277	18.4
Net Incorporation Expenses	11,435	33.6	12,652	37.1
Intangible Assets	9,564	28.1	2,875	8.4
Less : Accumulated Depreciation	275	0.8	214	0.6
Tangible Assets	43,681	128.2	63,647	186.8
Less : Accumulated Depreciation	13,761	40.4	23,558	69.1
Net tangible assets	39,208	115.1	42,750	125.5
Long-term receivables	73	0.2	73	0.2
Total Fixed Assets	39,281	115.3	42,823	125.7
Inventories	20,588	60.4	23,245	68.2
Receivables	26,276	77.1	28,911	84.8
Securities	913	2.7	4,036	11.8
Bank & cash	35,984	105.6	12,007	35.2
Current Assets	83,761	245.8	68,199	200.1
Transitory asset accounts	1,442	4.2	1,289	3.8
TOTAL ASSETS	135,919	398.9	124,963	366.7
Contingent Accounts	48,052	141.0	12,779	37.5
LIABILITIES				
Share Capital	18,108	53.1	18,108	53.1
Capital Reserves and Profit carried forward	52,761	154.8	34,553	101.4
Total Equity Capital	70,869	208.0	52,661	154.5
Provisions	1,133	3.3	1,724	5.1
Long-term liabilities	28,428	83.4	25,269	74.2
Suppliers - Notes payable	6,111	17.9	10,803	31.7
Banks, current liability accounts	15,861	46.5	26,103	76.6
Dividends payable	874	2.6	1,955	5.7
Social security contributions and taxes	2,782	8.2	2,428	7.1
Other current liabilities	9,617	28.2	3,701	10.9
Total current liabilities	35,245	103.4	44,990	132.0
Transitory liability accounts	244	0.7	319	0.9
TOTAL LIABILITIES	135,918	398.9	124,963	366.7
Contingent Accounts	48,052	141.0	12,779	37.5

5.6 BREAKDOWN OF CONSOLIDATED FINANCIAL POSITION

I. LONG-TERM LIABILITIES

The following table is a breakdown of long-term liabilities to banks per company as at 31/12/2001:

LONG-TERM LIABILITIES TO BANKS

Company	GRD Balance 31/12/2001	
	in GRD mill.	in € mill.
M.J.MAILLIS S.A.	16,015	47.0
MARFLEX M.J.MAILLIS GROUP Sp.ZOO	3,190	9.4
M.J.MAILLIS FRANCE S.A.S.	935	2.7
ROCALU S.A.	108	0.3
COLUMBIA SRL	88	0.3
SANDER GMBH & CO KG	1,759	5.2
PAYNE STRAPPING SYSTEMS LTD	273	0.8
SIAT SPA	1,546	4.5
OTHER LONG TERM LIABILITIES	1,355	4.0
TOTAL	**25,269**	**74.2**

II. CURRENT LIABILITIES TO BANKS

The following table is a breakdown of current liabilities to banks per company as at 31/12/200 :

Company	GRD Balance 31/12/2001	
	in GRD mill.	in € mill.
M.J.MAILLIS S.A.	11,759	34.5
M.J.MAILLIS ROMANIA S.A.	310	0.9
STRAPTECH A.E.	2,686	7.9
MARFLEX M.J.MAILLIS GROUP Sp.ZOO	3,808	11.2
M.J.MAILLIS FRANCE S.A.S.	392	1.2
M.J.MAILLIS ESPANA S.A.	588	1.7
ROCALU S.A.	37	0.1
MAILLIS HOLDING GMBH – ex ORION	1	0.0
SANDER GMBH & CO KG	715	2.1
PAYNE STRAPPING SYSTEMS LTD	1,119	3.3
SIAT SPA	3,872	11.4
UNITED PACKAGING PLC	107	0.3
CURRENT PORTION OF LONG TERM DEBT	709	2.1
TOTAL	**26,103**	**76.6**

5.7 SOURCES AND USES OF FUNDS

The total sources and uses of Company funds for the period 2000 - 2001 are shown below:

SOURCES OF FUNDS

	2000		2001	
	in GRD mill.	in € mill.	in GRD mill.	in € mill.
Depreciation				
Net Book Value	5,047	14.8	6,420	18.8
Provisions	53,149	156.0	-1,491	-4.4
Long-term liabilities	823	2.4	591	1.7
Bank loans	18,141	53.2	-3,159	-9.3
Other liabilities	13,170	38.7	9,746	28.6
Transitory Liability Accounts	-172	-0.5	75	0.2
TOTAL	**90,158**	**264.6**	**12,182**	**35.8**
Uses of funds				
Investments	18,274	53.6	10,279	30.2
Incorporation expenses	7,497	22.0	3,655	10.7
Participation's and long-term receivables	12,679	37.2	13,963	41,0
Inventories	12,391	36.4	2,657	7.8
Receivables	11,998	35.2	2,635	7.7
Securities	697	2.0	3,123	9.2
Bank & cash	25,627	75.2	-23,977	-70.4
Transitory Asset Accounts	995	2.9	-153	-0.4
TOTAL	**90,158**	**264.6**	**12,182**	**35.8**

5.8 RELATED PARTY TRANSACTIONS

The table below shows MICHAEL J. MAILLIS S.A sales to its subsidiaries in 2001 as well as the balances of related party transactions as at 31/12/2001.

RELATED PARTY TRANSACTIONS

AFFILIATES	SALES	RECEIVABLES	LIABILITIES
M.J.MAILLIS BULGARIA EOOD	294,382,362	68,499,425	
M.J.MAILLIS ROMANIA S.A.	926,656,832	287,810,433	3,956,108
STRAPTECH S.A.	2,499,816,165	1,162,964,638	198,862,315
MARFLEX M.J.MAILLIS GROUP Sp.ZOO	992,513,234	2,002,414,481	1,266,080
M.J.MAILLIS FRANCE S.A.S.	1,986,647,454	1,588,626,261	
M.J.MAILLIS ESPANA S.A.	982,476,221	879,121,446	
DANUBIA PACK M.J..MAILLIS GROUP KFT	627,214,761	52,483,494	
HELERO BV	126,439,377	267,579,730	
CONTIPAK GMBH	862,880,498	265,044,942	
COLUMBIA SRL	9,066,690	9,066,690	457,556
OY ASTRAP AB	456,449,813	584,716,505	
M.J.MAILLIS CZECH SRO	833,631,710	984,086,467	560,977
MAILLIS HOLDING GMBH – ex ORION	192,827,699	279,260,981	
M.J.MAILLIS SVERIGE AB	93,391,077	332,087,095	
M.J. MAILLIS ALBANIA	108,721,110	1,920,314	
SANDER GMBH & CO KG	399,886,894	290,981,009	6,359,247
SIAT SPA	508,341,754	547,730,110	
PAYNE STRAPING SYSTEMS LTD	638,588,257	1,174,952,921	
UNITED PACKAGING PLC	127,995,453	128,702,126	
SAMUEL STRAPPING SYSTEMS	326,079,213	328,710,353	885,333
NYDENS FORPACKIGSTEKNIK AB	415,638,294	442,609,045	
SANBER B.V.	116,929,926	54,279,884	
SANDER PACKAGING B.V.	123,423,387	40,610,876	
TOTAL	**13,649,998,181**	**11,774,259,226**	**212,347,616**



AFFILIATED COMPANIES

GROUP CHART

The table below shows the companies affiliated to MICHAEL J. MAILLIS S.A.

PARTICIPATIONS OF MICHAEL J. MAILLIS S.A.

Company	Participation Share
STRAPTECH A.E.	99,00%
M.J.MAILLIS BULGARIA EOOD	100,00%
M.J. MAILLIS ROMANIA SA	81.667%
HELERO BV	100,00%
UNITED PACKAGING PLC (1)	100,00%
SAMUEL STRAPPING SYSTEMS (1)	100,00%
SAMUEL Cerclage SARL (10)	100,00%
MARFLEX M.J. MAILLIS GROUP SpZOO	98,8%
MARFLEX M.J. MAILLIS GROUP SpZOO (1)	1,20%
PAYNE STRAPPING SYSTEMS (1)	100,00%
M.J MAILLIS FRANCE SAS	99.998%
CERBERE SOVAREC SA (2)	99,99%
CERBERE AGRAFVIT SA (2)	99,72%
M. J. MAILLIS ESPANA SA	100,00%
ROCALU SA	100,00%
M.J. MAILLIS CZECH SRO	100,00%
M.J. MAILLIS ALBANIA LTD	100,00%
DANUBIA PACK M.J.MAILLIS GROUP KFT	100,00%
EUROPACK SA	100,00%
SIAT S.p.A (Group) (3)	100,00%
AR. TE. Srl (4)	100,00%
GRAMEGNA S.p.A. (4)	100,00%
SICME SRL (4)	60,00%
IPE CO (4)	100,00%
COMBI PACKING (4)	50,00%
SIAT USA (4)	100,00%

TAM Srl (4)	71,00%
MEGA Srl (4)	70,00%
COLUMBIA SRL	60,00%
CONTIPAK GmbH	100,00%
CONTIPAK GmbH &Co KG (5)	99,99%
CONTIPAK GmbH &Co KG	0,01%
OY ASTRAP AB	100,00%
M.J.MAILLIS SVERIGE AB	100,00%
NYDENS FORPACKING AB (6)	100,00%
SANDER PACKAGING B.V.	100,00%
MAILLIS HOLDING GmbH	100,00%
SANDER GmbH & Co KG (7)	99,99%
SANDER N.V./ SA (8)	100,00%
MAILLIS SANDER mbH (9)	100,00%
OMS AMERICA Inc	33,33%

Notes:

(1) Indirect participation via the subsidiary HELERO BV

(2) Indirect participation via M.J. MAILLIS FRANCE SAS

(3) Indirect participation via EUROPACK S.A.

(4) Indirect participation via SIAT S.p.A.

(5) Indirect participation via CONTIPAK GmbH

(6) Indirect participation via M.J. MAILLIS SVERIGE AB

(7) Indirect participation via MAILLIS HOLDING GmbH

(8) Indirect participation via SANDER GmbH & Co KG

(9) Indirect participation via MAILLIS HOLDING GmbH

(10) Indirect participation via SAMUEL STRAPPING SYSTEMS

6.1 SUBSIDIARY COMPANIES

1. STRAPTECH A.E.
(participation share 99%)

STRAPTECH S.A. was established on 21.3.1995 with a registered office in Maroussi, at 32, Kifissias Ave., Postcode 151 25. The company has two industrial units at the IND.ZO. of Alexandroupoli and offices in Peristeri, Attica, Salonica and Inofita, Viotia.

The object of the company is to produce and trade in self-adhesive edge board and paper tubes as well as to supply the Greek market with products of the holding company and its subsidiaries.

The Company's share capital at present is to the amount of GRD 1,765,000,000 divided into 7,060,000 shares of a nominal value of GRD 250 each.

The board of directors of the company is composed of:

• Michael J.Maillis	Chairman of the Board and CEO
• Eleni Filipopoulou	Vice-chairman of the Board
• Eleni Kalliga	Member
• Anna Maillis	Member
• Vassilis Charovas	Member

STRAPTECH S.A. appeared in the company books in the participations account on 31/12/2001 with a value of GRD 1,668,150,000.

2. M.J.MAILLIS BULGARIA EOOD
(participation share 100%)

The Company was established on 1/3/1994 with a registered office in Sofia, Bulgaria at 116, Slivintza Blvd, 1309, 2a harna Fabrika-Melnichen Kombinat. The object of the company is to market the products of the holding Company and its subsidiaries in the Bulgarian market. The Company actually went into business after the first semester of 1995.

The company's share capital is currently to the amount of 47,545 BGN.

The board of directors of the company is composed of :

• Michael J. Maillis	Chairman
• Nikitas Glikas	Member

M.J.MAILLIS BULGARIA EOOD appeared in the company books in the participations account on 31/12/2001 with a cost value of GRD 110,874,904.

3. M.J. MAILLIS ROMANIA SRL
(participation share 81.667%)

The Company was established on 1/2/1994. The company's registered office is in Bucharest, Romania, at 9 Dr Eugen Iosif St., 1st Floor, Ap. 2, sector 5. The object of the Company is to market the products of the holding Company and its subsidiaries in the Rumanian market. The company went into business in August 1995. The founders' share capital was $10,500. In 1999 the company's share capital increased by GRD 365 mill. to finance the investment for installing the shrink film and self-adhesive printed tape production unit. The company employs a total of 72 staff. The company has privately owned facilities and a vehicle fleet for its transportation needs.

A productive investment was made in 1999 to construct a building of a total surface area of about 2,000 sq.m. to replace the existing warehouse and install therein a small-scale shrink film and self-adhesive printed tape production unit.

The company's share capital, on completion of the public offering in the Bucharest Stock Exchange, is currently to the amount of 52,158,640,000 ROL divided into 5,215,864 shares of a nominal value of 10,000 ROL each.

The principal shareholder is M.J.MAILLIS S.A. Packaging Systems at 81.667% on the listing date.

The board of directors of the company is composed of:

• Michael J. Maillis	Chairman
• Charalambos Stavrinoudakis	Member
• Nikitas Glikas	Member

M.J.MAILLIS ROMANIA S.A. appeared in the company books in the participations account on 31/12/2001 with a value of GRD 926,804,377.

4. MARFLEX-M.J.MAILLIS GROUP SP.ZO.O. (participation share 98.8%)

M.J. MAILLIS POLAND S.P.Z.o.o, a subsidiary of M.J.MAILLIS S.A., acquired the business and assets of MARFLEX S.P.Z.o.o., which assigned the former the right to use MARFLEX in its trade name. M.J. MAILLIS POLAND S.P.Z.o.o was then renamed MARFLEX – M.J. MAILLIS GROUP S.P.Z.OO, the registered office of which is in Warsaw, Poland, at DOMANIEWWSKA 37B, 02-762 KARCEW-POLAND.

The company produces and trades in stretch film and plastic bags.

The acquisition of the above company resulted in a considerable increase in the turnover of M.J.MAILLIS S.A. as well as in its market share for the above products. Note that the said company is the Polish market leader in the production and trade of stretch film and plastic bags.
Its object is to market the products of the holding Company and its subsidiaries in the Polish market.

The shareholder composition of the company is shown below :
- MICHAEL J. MAILLIS S.A. at 98.8%
- HELERO B.V. at 1.2%

The company's share capital amounts to 32,870,000 PLN divided into 657,400 shares of a nominal value of 50 PLN each.

The board of directors of the company is composed of:

• Michael J. Maillis	Chairman
• Michael Panagis	Member
• Charalambos Stavrinoudakis	Member
• Nikitas Glikas	Member

MARFLEX-M.J.MAILLIS GROUP S.P.Zo.o appeared in the company books in the participations account on 31/12/2001 with a GRD value of 2,984,675,000.

5. M.J. MAILLIS CZECH SRO (participation share 100%)

The Company was established on 1/3/1998. The registered office of the company is in Prague, the Czech Republic, at VIDENSKA 168, VESTEC 252 JESENICE, CZECH REPUBLIC with an office in Slovakia. The object of the company is to market the products of the holding Company and its subsidiaries in the market of the Czech Republic and Slovakia.

The share capital of the company is currently to the amount of 68,600,000 CZK.

Charalambos Stavrinoudakis is the administrator of the company.

M.J. MAILLIS CZECH SRO appeared in the company books in the participations account on 31/12/2001 with a GRD value of 675,893,618.

6. DANUBIA PACK MAILLIS GROUP KFT (participation share 100%)

The Company was established on 26/1/1999 under the name M.J. MAILLIS HUNGARY KFT. The registered office of the company is in Budapest, Hungary, at AKADALY UTCA 15, H-1183 BUDAPEST HUNGARY. The object of the company is to trade and market the products of the holding Company and its subsidiaries in the Hungarian market.
In 1999 M.J. MAILLIS HUNGARY KFT acquired the trademark of the Danubia Pack company together with some of its fixed assets and was renamed Danubia Pack Maillis Group KFT.
The share capital of the company amounts to 562,190,000 HUF.

The board of directors of the company is composed of:

• Michael Panagis	Member
• Natassa Spyrou	Member

Danubia Pack Maillis Group KFT appeared in the company books in the participations account on 31/12/2001 with a GRD value of 725,718,042.

7. M.J. MAILLIS ALBANIA LTD
(participation share 100%)

The Company was established on 25/11/1998 under the name M.J. MAILLIS ALBANIA LTD. The registered office of the company is in Tirana, Albania, at TIRANA TRADE CENTER, RRUGA E DURRESIT No 1. The object of the company is to market the products of the holding Company and its subsidiaries in the Albanian market.

The share capital of the Company amounts to 7,100,000 LEK.

Michael J. Maillis is the administrator of the company.

M.J. MAILLIS ALBANIA LTD appeared in the company books in the participations account on 31/12/2001 with a GRD value of 18,138,784.

8. PAYNE STRAPPING SYSTEMS LTD
(100% indirect participation
via HELERO B.V.)

MICHAEL J. MAILLIS S.A. initially acquired CASTLEGATE 118 LTD which then acquired the Payne Strapping Systems Division of Bunzle.Plc. The new company was born out of the merger by acquisition of Elsten Ltd by Payne Strapping Systems Ltd. The registered office of the company is in Nottingham, UK, at CHRYSALIS WAY, LANGLEY BRIDGE, EASTWOOD-NOTTINGHAM, NG 16 3RY, U.K. The object of the company is to produce, trade in and market the products of the holding Company and its subsidiaries in the UK market. MICHAEL J. MAILLIS S.A. took control of the company on 21/05/1999.

The Company's share capital is to the amount of 2,691,935 GBP divided into 2,691,935 shares of a nominal value of 1 GBP each.

The board of directors of the company is composed of:

- Michael Maillis — Chairman
- Michael Panagis — Member
- Steeve Rooney — Member
- Peter Davies — Member
- Kevin Swain — Member

9. ROCALU S.A.
(participation share 100%)

The Company was established in 1987 under the name ROCALU S.A. with a registered office in Barcelona, Spain, at P SANLLEHY ESQ. PINTOR GOYA, PGNO. SURESTE-08213 POLINYA, BARCELONA-ESPAGNA. Its main object is the provision of real estate services. MICHAEL J. MAILLIS S.A. took control of the company on 01/07/1998.

The share capital of the Company is to the amount of 61,844.150 Euro's divided into 147,000 shares of a nominal value of 0.92 Euro's each.

The board of directors of the company is composed of:

- Michael J. Maillis — Chairman
- Jordi de la Plaza — Member
- Michael Panagis — Member

ROCALU S.A. appeared in the company books of M.J.MAILLIS S.A. in the participations account on 31/12/2001 with a value of GRD 366,921,969.

10. M.J. MAILLIS ESPANA S.A.
(participation share 100%)

The Company was initially established in 1983 under the name INCOPLASTIC S.A. with a registered office in Barcelona, Spain. MICHAEL J. MAILLIS S.A. took control of the company on 01/07/98. On 28/05/99 it was renamed M.J. MAILLIS ESPANA S.A. It shares the same address with ROCALU S.A. The object of the company is to trade and market its own products and those of the holding Company and its subsidiaries in the Spanish market as well as to produce secondary packaging materials.

The share capital of the company amounts to 1,402,161.24 Euro's divided into 233,000 shares of a nominal value of 6.01 Euro's each.

The board of directors of the company is composed of :

- Michael J. Maillis Chairman
- Jordi de la Plaza Member
- Michael Panagis Member

M.J. MAILLIS ESPANA S.A. appeared in the company books in the participations account on 31/12/2001 with a value of GRD 1,202,760,620.

**11. M.J. MAILLIS FRANCE S.A.S.
(participation share 99.998%)**

The Company was established in February 1999 under the name M.J. MAILLIS FRANCE S.A.S. with a registered office in Suassi of Montmorency, France. The registered office of the company was later relocated to CERGY PONTOISE, 5, RUE DU COMPAS ZONE D' ACTIVITES DES BETHUNES, SAINT OUEN L'AUMON BP 9564, 95062 CERGY PONTOISE CEDEX. M.J. MAILLIS FRANCE S.A.S. is a holding company.

The share capital of the company is 1,087,500 Euro's divided into 72,500 shares of a nominal value of 15 Euro's each.

The company has the following shareholder composition :

- MICHAEL J. MAILLIS S.A. with 72,499 shares corresponding to 99.998%.
- STRAPTECH S.A. with 1 share corresponding to 0.001%.

The board of directors of the company is composed of :

- Michael J. Maillis Chairman
- Marc Dufour Member
- Michael Panagis Member

M.J. MAILLIS FRANCE S.A.S. appeared in the company books in the participations account on 31/12/2001 with a GRD value of 375,003,234.

**12. CERBERE AGRAFVIT S.A.
(participation share M.J. MAILLIS FRANCE S.A.S. 100%)**

The Company was established in 1996 under the name CERBERE AGRAFVIT S.A. with a registered office in Saint Dizier, France, at 5, RUE MALGRAS-Z.I. DE TROIS-FONTAINES, B.R. 64-52102 SAINT DIZIER CEDEX. MICHAEL J. MAILLIS S.A. took control of the company on 01/02/1999. The object of the company is to market products of the holding Company and its subsidiaries in the French market.

The share capital of the company is 325,432 Euro's divided into 2,141 shares of a nominal value of 152 Euro's each.

The company has the following shareholder composition :

- M.J.MAILLIS FRANCE S.A.S with 2,135 shares, 99.72 % share
- MICHAEL J. MAILLIS S.A. with 1 share, 0.046 % share
- Michael Panagis with 1 share, 0.046 % share
- STRAPTECH S.A. with 1 share, 0.046 % share
- Marc Dufour with 1 share, 0.046 % share
- Jacqueline Antoniotti with 1 share, 0.046 % share
- Charalambos Stavrinoudakis with 1 share, 0.046 % share

The board of directors of the company is composed of :

- Michael Panagis Chairman
- Jacqueline Antoniotti Member
- STRAPTECH S.A. Member
- Marc Dufour Member

**13. CERBERE SOVAREC S.A.
(participation share of M.J. MAILLIS FRANCE S.A.S. 100%)**

The Company was established in 1991 under the name CODAMI SARL with a registered office in Suassi Montmorency, France. The registered office of the company was later relocated to Cergy Pontoise.
The Company shares the same address with M.J.

MAILLIS FRANCE S.A.S. In 1999 CODAMI SARL was renamed CERBERE SOVAREC S.A. and acquired the SOVAREC division of CERBERE S.A. M.J.MAILLIS S.A. took control of the company on 1/02/1999. The object of the company is to market the products of the holding Company and its subsidiaries in the French market.

The company's share capital is 1,718,535 Euro's divided into 114,569 shares of a nominal value of 15 Euro's each.

The company has the following shareholder composition :

- M.J.MAILLIS FRANCE S.A.S with 114,563 shares, 99.994 % share
- MICHAEL J. MAILLIS S.A. with 1 share, 0.0008 % share
- Michael Maillis with 1 share, 0.0008% share
- Michael Panagis with 1 share, 0.0008% share
- STRAPTECH S.A. with 1 share, 0.0008% share
- Marc Dufour with 1 share, 0.0008% share
- Charalambos Stavrinoudakis with 1 share, 0.0008% share

The board of directors of the company is composed of :

- Michael Maillis — Chairman
- Michael Panagis — Member
- Marc Dufour — Member
- STRAPTECH S.A. — Member

14. HELERO BV
(participation share 100%)

The Company was acquired on 09/04/1999. It has a registered office in Amsterdam, the Netherlands and its objects include participation in other companies, acquisition of other companies and trading.

The share capital of the company is currently to the amount of 10,807,782 EURO's divided into 216,155,640 shares of a nominal value of 0.05 EURO's each.

The board of directors of the company is composed of :

- Michael J. Maillis — Chairman
- ING TRUST NETHERLANDS B.V.

HELERO BV appeared in the company books in the participations account on 31/12/2001 with a value of GRD 3,666,016,236.

15. EUROPACK S.A.
(participation share 100.00%)

The Company was acquired in 2000 and has a registered office in Luxembourg. The objects of the company include participation in other companies, acquisition of other companies and trading.

The share capital of the company is currently to the amount of 500,000,000 ITL.
The shareholder composition of the company is shown below :

- MICHAEL J. MAILLIS S.A. at 100.00%

The board of directors of the company is composed of:

- Michael J. Maillis — Chairman
- Michael Panagis — Member
- Charalambos Stavrinoudakis — Member

EUROPACK S.A. appeared in the company books of M.J.MAILLIS S.A. in the participations account on 31/12/2001 with a GRD value of 10,087,623,092.

16. COLUMBIA SRL
(participation share 60.00%)

The Company was acquired in 1999 and has a registered office in Milan, Italy. Columbia is a producer of strap-making machines and tools for metal and plastic strapping band.
The company's share capital is currently to the amount of 1,000,000,000 ITL (520,000 Euro's).

The company has the following shareholder composition :

- MICHAEL J. MAILLIS S.A. at 60.0%
- Fausto Gasparetto at 20.0%
- Eleonora Gasparetto at 19.60%
- Luciano Gasparetto at 0.40 %

The board of directors of the company is composed of :

• Michael J. Maillis	Chairman
• Ioannis Nicolakopoulos	Member
• Michael Panagis	Member
• Charalambos Stavrinoudakis	Member
• Luciano Gasparetto	Member
• Fausto Gasparetto	Member
• Eleonora Gasparetto	Member

COLUMBIA SRL appeared in the company books in the participations account on 31/12/2001 with a GRD value of 845,609,643.

**17. SIAT S.p.A.
(indirect participation via
EUROPACK 100%)**

SIAT S.p.A. was acquired in 2000. Specifically, MICHAEL J. MAILLIS S.A. acquired 100% of the shares of the SIAT S.p.A. group via Europack S.A. The SIAT S.p.A. group of companies is composed of the following companies :

• SIAT S.P.A., holding company controlled at 100% via the holding company Europack S.A.
• SAR.TE S.r.l, a subsidiary company controlled at 100% by SIAT S.p.A.
• GRAMEGNA S.p.A, a subsidiary company controlled at 100% by SIAT S.p.A.
• I.P.E. CORPORATION, a subsidiary company controlled at 100% by SIAT S.p.A.
• SICME SRL, a subsidiary company controlled at 60% by SIAT S.p.A.
• COMBI PACKING SYSTEMS LLC, a subsidiary company controlled at 50.00 % by SIAT S.p.A.
• SIAT USA INC., a subsidiary company controlled at 100% by SIAT S.p.A.
• TAM S.r.l., a subsidiary company controlled at 71% by SIAT S.p.A.
• MEGA S.r.l., a subsidiary company controlled at 70% by SIAT S.p.A.

The registered office of the company is in Como, Italy. The SIAT group was acquired via the holding company of Europack S.A. SIAT Spa is a producer of self-adhesive tape carton sealing machines, stretch strapping machines and flexoprinting machines of self-adhesive tape.

The share capital of the Company amounts to 1,560,000.00 Euro's divided into 3,000,000 shares of a nominal value of 0.52 Euro's each.

The board of directors of the company is composed of :

• Michael J. Maillis	Chairman
• Maria Carla Pagani	Member
• Gianfranco Pasquini	Member
• Michael Panagis	Member
• Ioannis Nicolakopoulos	Member
• Charalambos Stavrinoudakis	Member

**18. AR.TE SRL
(participation share SIAT S.p.A. 100%)**

The Company was established in 1991 and acquired in 2000 via SIAT S.p.A under the name AR.TE SRL with a registered office in Varese, Italy. The company shares the same address with the other companies belonging to the SIAT S.p.A. group. The company is producing and trading in machine parts and packaging machines.



The share capital of the company amounts to 51,480.00 Euro's divided into 99,000 shares of a nominal value of 0.52 Euro's each.

The board of directors of the company is composed of :

- Michael J. Maillis Chairman
- Maria Carla Pagani Member
- Gianfranco Pasquini Member
- Ioannis Nicolakopoulos Member
- Charalambos Stavrinoudakis Member

19. GRAMENGA S.p.A.
(participation share SIAT S.p.A. 100%)

The Company was established in 1937 and acquired in 2000 via SIAT S.p.A under the name GRAMENCA S.p.A with a registered office in Milan, Italy. The Company shares the same address with the other companies belonging to the SIAT S.p.A. group. The company produces and trades in machine parts and packaging machines.

The share capital of the company amounts to 520,000.00 Euro's divided into 1,000,000 shares of a nominal value of 0.52 Euro's each.
The board of directors of the company is composed of :

- Michael J. Maillis Chairman
- Maria Carla Pagani Member
- Andrea Bertone Member
- Gianfranco Pasquini Member
- Ioannis Nicolakopoulos Member
- Charalambos Stavrinoudakis Member

20. I.P.E. CORPORATION
(participation share SIAT S.p.A. 100%)

The Company was established in 1988 and acquired in 2000 via SIAT S.p.A under the name I.P.E. CORPORATION with a registered office in Dover, Delaware, US. The company is a machine assembler for SIAT SPA.

The share capital of the company amounts to US$ 12.50 and is divided into 12.5 shares.

The board of directors of the company is composed of :

- Michael J. Maillis Chairman
- Maria Carla Pagani Member
- Ultrich Joerg Member

21. SICME SRL
(participation share SIAT S.p.A. 60%)

The Company was established in 1984 and was acquired in 2000 via SIAT S.p.A under the name SICME SRL with a registered office in Varese, Italy. The company is a packaging machine parts producer.

The share capital of the company amounts to 52,000.00 Euro's divided into 1,000,000 shares of a nominal value of 0.052 Euro's each.

The shareholder composition of the company is as follows :

- Siat S.p.A. at 60.0%
- Giancarlo Macchi at 20.0%
- Giovanna Gottardello at 20.0%

The board of directors of the company is composed of :

- Michael J. Maillis Chairman
- Giancarlo Macchi Member
- Gianfranco Pasquini Member
- Andrea Bertone Member
- Nadia Molinari Member

22. COMBI PACKAGING SYSTEMS LLC
(participation share SIAT S.p.A. 50.0%)

The Company was established in 1999 and acquired in 2000 via SIAT S.p.A under the name COMBI PACKAGING SYSTEMS LLC with a registered office in Canton, Ohio, US.
The company is an adjusted packaging line producer.

The company has the following shareholder composition :

- Siat S.p.A. at 50.0%
- 3M COMPANY at 50.0%

The share capital of the company amounts to 30,000 USD.

The board of directors of the company is composed of :

- Michael J. Maillis Member
- Maria Carla Pagani Member
- John F. Pohl Member
- Michael Faust Member

23. SIAT U.S.A. INC
(participation share SIAT S.p.A. 100%)

The Company was established in 1999 and acquired in 2000 via SIAT S.p.A under the name SIAT U.S.A. INC. with a registered office in Dover, Delaware, US.

The company's share capital amounts to 10.00 U.S.D and is divided into 10 shares.

The board of directors of the company is composed of :

- Michael J. Maillis Chairman
- Pier Matteo Guella Member
- Ulrich Joerg Member

SIAT USA is a non-operating company set up for the purpose of registering the SIAT trade name in the United States of America.

24. TAM S.r.l.
(participation share SIAT S.p.A. 71%)

The Company was established in 1988 and acquired in 2001 via SIAT S.p.A. with a registered office in Marcallo con Casone, Milan, Italy. The Company is a producer of machinist products and parts and is operating at maximum automation.

The shareholder composition of the company is as follows :

- Siat S.p.A. at 71.0%
- Maurizio Turrina at 29.0%

The share capital of the company amounts to 49,400.00 Euro's divided into 95,000 shares of a nominal value of 0.52 Euro's each.

The board of directors of the company is composed of :

- Paolo Giacchero Chairman
- Maurizio Turrina Member
- Gianfranco Pasquini Member

25. MEGA S.R.L.
(participation share SIAT S.p.A. 70%)

The Company was established in 1993 and acquired in 2001 with a registered office in Gamoblo (Pavia), Italy.
The Company is a producer of high technology automatic packaging machines for special uses.

Its share capital amounts to 103,480.00 Euro's.
The shareholder composition of the company is as follows :

- Siat S.p.A. at 70.0%
- Pier Luigi Galli at 29.0%
- Nicola Cardana at 1.0%

The board of directors of the company is composed of :

- Michael J. Maillis Chairman
- Pier Luigi Galli Member
- Nicola Cardana Member
- Gisbert Karl Richard Strohn Member



26. OY ASTRAP AB
(participation share 100.00%)

The Company was acquired on 30.3.2000. The company's registered office is in Vantaa, Finland. The company has the object of trading in the entire range of secondary packaging products and systems (strapping band, packaging film, automatic packaging line machines, etc.).

The share capital of the Company amounts to 15,000 FIM divided into 150 shares of a nominal value of 1000 FIM each.
The board of directors of the company is composed of :

• Michael J. Maillis	Chairman
• Michalis Panagis	Member
• Christian Riska	Member

OY ASTRAP AB appeared in the company books in the participations account on 31/12/2001 with a GRD value of 284,972,122.

27. M.J. MAILLIS SVERIGE AB
(ex ASTRAP AB) (participation share 100.0%)

The Company was acquired on 12.4.2000. The registered office of the company is in Stockholm, Sweden. The company trades in secondary packaging products and systems (strapping band, packaging film, automatic packaging line machines, etc.).

The share capital of the Company amounts to 100,000 SEK divided into 100 shares of a nominal value of 1000 SEK each.
The company has the following shareholder composition :
• MICHAEL J. MAILLIS S.A. with 70 shares and a 70% share
• Mr. ROBERT NYBERG with 30 shares and a 30% share

The board of directors of the company is composed of :

• Michael J. Maillis	Chairman
• Michalis Panagis	Member
• Jan Persson	Member

28. NYDÉNS FÖRPACKINGS AB
(participation share 100% via
M.J. MAILLIS SVERIGE AB (ex ASTRAP AB)

The Company was established in 1996 and acquired on 14.12.2000. The company's registered office is in Sweden. NYDÉNS FÖRPACKINGS AB was acquired via M.J. MAILLIS SVERIGE AB (ex ASTRAB AB). The company shall be absorbed by M.J.MAILLIS SVERIGE AB.
The object of the company is secondary packaging product distribution.

The acquisition of NYDÉNS FÖRPACKINGS AB gave a substantial boost to the market presence of MICHAEL J. MAILLIS S.A. in Scandinavian countries.

The share capital of the Company amounts to 100,000 SEK divided into 1000 shares of a nominal value of 100 SEK each.
The board of directors of the company is composed of :

• Michael J. Maillis	Chairman
• Michalis Panagis	Member
• Jan Persson	Member

29. SANDER PACKAGING B.V.
(participation share 100%)

The Company was established in 2000. The registered office of the company is in Leusden, the Netherlands. The object of the company is to market and trade in the products of the holding company and its subsidiaries. The establishment of this company was deemed necessary to further strengthen the commercial network in the Netherlands.

The share capital of the Company amounts to 18,300 Euro's divided into 183 shares of a nominal value of 100 Euro's each.

The board of directors of the company is composed of :

• Michael J. Maillis	Chairman
• Michalis Panagis	Member
• Charalambos Stavrinoudakis	Member

30. CONTIPAK GmbH
(participation share 100%)

The Company was acquired in 2000. The registered office of the company is in Vienna, Austria. Company objects include participation in other companies, acquisition of other companies and trading.

The share capital amounts to 500,000 ATS.

The board of directors of the company is composed of :

• Michael J. Maillis	Chairman
• Michalis Panagis	Member
• Charalambos Stavrinoudakis	Member

CONTIPAK GmbH appeared in the company books in the participations account on 31/12/2001 with a GRD value of 410,795,163.

31. CONTIPAK GmbH & Co KG

The Company was acquired in 2000. The registered office of the company is in Vienna, Austria. The company markets and trades in packaging products of the holding company and its subsidiaries.

The share capital of the company amounts to 14,000,000 ATS

The company has the following shareholder composition :

- CONTIPAK GmbH at 99.99%
- MICHAEL J. MAILLIS S.A. at 0.01%

The board of directors of the company is composed of:

• Michael J. Maillis	Chairman
• Michalis Panagis	Member
• Charalambos Stavrinoudakis	Member

32. MAILLIS HOLDING GmbH
(participation share 100 %)

The Company was acquired in 2000. The registered office of the company is in Wupertal, Germany. Company objects include participation in other companies, acquisition of other companies and trading.

The company's share capital amounts to 21,300,000 Euro's.
Ioannis Nicolakopoulos is the administrator of the company.

MAILLIS HOLDING GmbH appeared in the company books in the participations account on 31/12/2001 with a GRD value of 7,268,356,917.

33. MAILLIS SANDER Verwaltungsgesellschaft mbH
(participation share 100 %
via M.J. MAILLIS HOLDING GmbH)

The Company was acquired in 2000. The registered office of the company is in Wupertal, Germany. Company objects include participation in other companies, acquisition of other companies and trading.

Its share capital amounts to 25,000 EURO.

Ioannis Nicolakopoulos is the administrator of the company.



34. SANDER GmbH & Co KG

The Company was established in 1996 and acquired in 2000. The company has a registered office in Wuppertal, Germany and following its acquisition, SANDER GmbH changed to SANDER GmbH & Co KG.

The acquisition of SANDER GmbH constitutes the second company acquisition in line of a number of acquisitions of packaging machine producers. Specifically, the company produces and trades in heads and automatic packaging machines, as well as in PP and Pet, edge board and special strapping belts.

Its share capital amounts to 2,000,000 DM divided into 100 shares.

The company has the following shareholder composition :

- MAILLIS HOLDING GmbH at 99.98%
- MAILLIS SANDER GmbH at 0.03%

The company is represented by the shareholder-companies thereof, MAILLIS HOLDING GmbH and MAILLIS SANDER GmbH.

SANDER GmbH & Co KG appeared in the company books in the participations account on 31/12/2001 with a GRD value of 238, 140,062.

35. SANDER N.V./ S.A.
(participation share 100 % via SANDER GmbH)

The Company was acquired in 2000. The registered office of the company is in Belgium. Company objects include participation in other companies, acquisition of other companies and trade.

The company's share capital amounts to 25,000 EURO.

36. SAMUEL STRAPPING SYSTEMS
(participation share 100.00% via HELERO BV)

The Company was acquired in 2001. The registered office of the company is in England and it used to represent the European operations of the Canadian Company Samuel Manu-Tech Inc.

The company has the object of producing and distributing heavy-duty packaging materials and machines. The company has a substantial market share in Great Britain as well as significant exports into Europe.

The Company's share capital amounts to 11,776,070 pound sterling divided into 11,776,070 shares of a nominal value of 1 pound sterling each.

The board of directors of the company is composed of :

• Michael J. Maillis	Chairman
• Michalis Panagis	Member
• Christos Balaskas	Member
• Geoffrey Girdlestone	Member
• Peter Davies	Member
• Stephen Rooney	Member
• Alan Grice	Member
• Keith Osborne	Member
• Kevin Swain	Member

37. SAMUEL CERCLAGE SARL
(participation share 100.00%
via SAMUEL STRAPPING SYSTEMS)

The Company was acquired in 2001. The registered office of the company is in Paris at Parc d' Activiteew de la Verriere 20, rue de Panicale 78320 La Verriere.

The company is a distributor of heavy-duty packaging materials and machines for its holding company SAMUEL STRAPPING SYSTEMS.

The Company's share capital amounts to 1,821,765.76 Euro's.

The board of directors of the company is composed of :

- Patrice Bertrand
- Geoffrey Girdlestone
- Keith Osborne

38. UNITED PACKAGING PLC
(participation share 100.00% via HELERO BV)

The Company was established in 1987 and acquired in 2001. The registered office of the company is in Cleckheaton, West Yorkshire, England. UNITED PACKAGING PLC was acquired via HELERO BV.

The company is a producer and distributor of automatic stretch wrapping machines and stretch film.
The Company's share capital amounts to 600,000 pound Sterling divided into 6,000,000 shares of a nominal value of 10p each.

The board of directors of the company is composed of:

• Michael J. Maillis	Chairman
• Christos Balaskas	Member
• J I Tamminen	Member
• K Taylor	Member
• S Rooney	Member
• P Davies	Member

39. OMS AMERICA INC
(participation share 33.33%)

The Company was established in 1999 with a registered office in North Carolina, 11108 Downs Road Pine vile. The object of the company is trading the products of the holding company and the machinery of OMS Spa in the US market.

The Company's share capital amounts to 450,000 USD.

The company has the following shareholder composition :
• MICHAEL J. MAILLIS S.A. at 33.33%
• Messersi Packaging Srl at 33.33%
• Officina Meccanica Sestese S.p.a. at 33.33%

The board of directors of the company is composed of :

• Maurizio Messersi	Member
• Gian Luigi Rossi	Member
• Stephen Walbeck	Member



7 COMPANY OBJECTIVES AND PROSPECTS

The growth of MICHAEL J. MAILLIS S.A. over the past years has been impressive, having built today a powerful group of companies offering complete end of line technical solutions.

As part of a well worked out strategy, the group of companies MICHAEL J. MAILLIS S.A. made specific investments and strategic acquisitions targeting complete product range (machines and consumables) as well as pan European sales and distribution network.

More specifically, MICHAEL J. MAILLIS S.A. is a group of companies designing, producing, maintaining and distributing packaging products and systems for any industrial application in the fields of :

- Strapping technology
- Stretch film coiling technology
- Shrink film coiling technology
- Carton and pallet sealing technology
- Carton transportation technology
- Palletizing technology

With a physical presence in most European countries MICHAEL J. MAILLIS S.A. guarantees technical support and flow of consumables.

Over the next years, the company aims to achieve significant organic growth, to optimize the operation of its network of subsidiaries, to reduce the cost and to expand further by making strategic acquisitions.

More specifically, the key objectives of the company include:

• Substantial organic growth
On the strength of the solid foundations built in recent years, the goal of the company has been the promotion of sales by offering end-of-line solutions, by utilizing synergies from its Pan European presence and the complementary distribution networks of the companies of the Group.

• Completion of the sales strategy
Materialization of the common sales strategy based mainly on profitability per customer and on the use of modern techniques such as telesales and e-business.

• Streamlining and integration of the Group companies
Intensification of the effort which began in 2001 for the most efficient operation and cost reduction of the companies belonging to the group both in Greece as well as in the rest of Europe. The key parameters of this effort are the production network rationalization, the reduction in the distribution cost and the reduction of the cost of administrative services by consolidating common functions.

• Research and Development
The Company aims to pursue its research into the production of new high quality and state-of-the-art packaging products, to improve its production methods, to use recyclable raw materials that will bring about a marked drop in the cost of production, etc.

• Pursuing its acquisitions' strategy
Having now built a very solid foundation, the aim of the company in Europe is to proceed selectively into strategic acquisitions with synergies which may be put immediately in use.
Key objective is the transfer of the successful strategy and know-how of the group into the North American market, the most powerful market in the world.

MICHAEL J. MAILLIS S.A. now being a strong international player with highly qualified staff and state of the art technology can successfully meet the challenge of the global expansion.

APPENDIX

ANNEXES

- FINANCIAL STATEMENTS FOR FY 2001
- ACCOUNTING STATEMENTS AS AT 30/09/2001
- ACCOUNTING STATEMENTS AS AT 30/06/2001
- ACCOUNTING STATEMENTS AS AT 31/03/2001
- NOTES TO THE FINANCIAL STATEMENTS FOR FY 2001
- DIRECTORS' REPORT FOR FY 2001
- CASH FLOW STATEMENTS

MICHAEL J. MAILLIS S.A. - PACKING SYSTEMS

6th CONSOLIDATED BALANCE SHEET AS AT DECEMBER 31, 2001

(JANUARY 1 - DECEMBER 31, 2001)

ATHENS P.C.S.A REGISTER No 2716/06/B/86/43

ASSETS	2001 Acq/Cost	2001 Depreciation	2001 Net value GRD	2001 Acq/Cost EURO	2000 Acq/Cost	2000 Depreciation	2000 Net value GRD	2000 Acq/Cost EURO
B. PRE OPERATING COSTS								
1. Formation expenses	163.688.509	80.876.078	82.812.431	243.030	121.093.847	64.390.516	56.703.331	166.407
2. Exchange differences from loans	823.832.855	446.496.307	377.336.548	1.107.371	823.832.855	288.075.608	535.757.247	1.572.288
3. Pre operating interest	3.354.999.812	1.569.001.421	1.785.998.391	5.241.375	2.635.468.283	1.152.637.779	1.482.830.504	4.351.667
4. Other pre operating expenses	14.586.763.011	4.180.848.640	10.405.914.371	30.538.267	11.693.510.585	2.334.170.384	9.359.340.201	27.466.882
	18.929.284.187	6.277.222.446	12.652.061.741	37.130.042	15.273.905.570	3.839.274.287	11.434.631.283	33.557.245
C. FIXED ASSETS								
I. Intangible Assets								
1. Research and development cost	2.837.028.442	178.336.606	2.658.691.836	7.802.471	1.061.242.460	72.824.425	988.418.035	2.900.713
2. License Fees	38.010.621	35.374.621	2.636.000	7.736	37.320.621	27.792.980	9.527.641	27.961
3. Goodwill	—	—	—	—	8.427.079.929	174.853.853	8.252.226.076	24.217.831
4. Advances for the purchase of fixed assets	62.722	—	62.722	184	38.464.418	—	38.464.418	112.882
	2.875.101.785	213.711.227	2.661.390.558	7.810.390	9.564.107.428	275.471.258	9.288.636.170	27.259.387
II. Tangible Assets								
1. Land	1.253.239.143	—	1.253.239.143	3.677.884	623.163.414	—	623.163.414	1.828.799
3. Buildings	15.538.252.172	4.202.452.625	11.335.799.547	33.267.203	10.445.123.082	2.276.230.354	8.168.892.728	23.973.273
4. Machinery	36.353.395.354	16.951.410.072	19.401.985.282	56.939.062	21.759.535.540	8.751.218.342	13.008.317.198	38.175.546
5. Mobile equipment	1.139.728.523	506.155.789	633.572.734	1.859.348	2.416.479.242	1.823.762.486	592.716.756	1.739.448
6. Furniture and fixtures	3.253.013.717	1.898.460.422	1.354.533.295	3.975.153	2.228.414.657	910.190.493	1.318.224.164	3.868.596
7. Advances & fixed assets under construction	*6.109.542.688*	—	*6.109.542.688*	*17.929.692*	*6.208.120.325*	—	*6.208.120.325*	*18.218.988*
	63.647.171.597	23.558.498.908	40.088.672.689	117.648.342	43.680.836.260	13.761.401.675	29.919.434.585	87.804.650
Total Fixed Assets (CI+C II)	66.522.273.382	23.772.210.135	42.750.063.247	125.458.733	53.244.943.688	14.036.872.933	39.208.070.755	115.064.037
III. Financial Assets								
7. Other long term financial assets			73.436.120	215.513			73.014.720	214.277
Total Long Term Assets (C I+C II+C III)			42.823.499.367	125.674.246			39.281.085.475	115.278.314
D. CURRENT ASSETS								
I. Inventories								
1. Merchandise			4.097.687.338	12.025.495			5.283.387.862	15.505.173
2. Finished & semi-finished goods			9.471.846.966	27.797.056			5.471.053.356	16.055.916
4. Raw and auxuliary materials-cons/bles-spare parts - packing materials			9.197.761.746	26.992.698			9.340.431.944	27.411.392
5. Advances to suppliers			477.359.581	1.400.909			493.363.191	1.447.874
			23.244.655.631	68.216.157			20.588.236.353	60.420.356
II. Receivables								
1. Customers			23.674.181.099	69.476.687			17.716.996.466	51.994.120
3a. Notes receivable (checks)			630.708.898	1.850.943			1.051.880.065	3.086.955
3b. Delayed notes (checks)			5.000.000	14.874			1.798.131	5.277
5. Receivables from affiliated companies			—	—			2.086.741.741	6.123.967
10. Doubtful - contested trade and other debtors			701.058.111	2.057.397			1.180.070.993	3.463.158
11. Other debtors			2.533.775.335	7.435.878			1.727.181.882	5.068.766
11a. Greek state			1.227.483.326	3.602.299			1.163.396.236	3.414.222
12. Advances and other Credits			139.159.046	408.390			1.348.039.142	3.956.094
			28.911.365.815	84.846.268			26.276.104.656	77.112.560
III. Marketable Securities								
3. Mutual funds			4.035.801.342	11.843.878			912.964.430	2.679.279
IV. Cash								
1. Cash in hand			101.590.119	298.137			245.452.766	720.331
3. Cash at banks			11.905.427.830	34.938.893			35.738.442.651	104.881.710
			12.007.017.949	35.237.030			35.983.895.417	105.602.041
Total Current Assets (DI+DII+DIII+DIV)			68.198.840.737	200.143.333			83.761.200.856	245.814.236
E. PREPAYMENTS AND ACCRUED INCOME								
1. Prepaid expenses			943.026.986	2.767.504			860.336.246	2.524.831
2. *Accrued income*			*324.887.013*	953.447			*209.396.367*	*614.516*
3. Goods in transit			21.531.640	63.189			371.926.983	1.091.495
			1.289.445.639	3.784.140			1.441.659.596	4.230.843
GRAND TOTAL ASSETS (B+C+D+E)			124.963.847.484	366.731.761			135.918.577.210	398.880.637
MEMO ACCOUNTS								
2. Guarantees			4.262.974.026	12.510.562			4.185.077.096	12.281.958
3. *Forward agreements*			—	—			*10.000.000*	*29.347*
4. Other debit memo accounts			8.516.344.118	24.992.939			43.856.502.178	128.705.802
			12.779.318.144	37.503.502			48.051.579.274	141.017.107

CAPITAL AND LIABILITIES	2001 GRD	2001 EURO	2000 GRD	2000 EURO
A. CAPITAL AND RESERVES				
I. Share Capital (72.433.880 shares per value 250 drs.)				
1. Paid	18.108.470.000	53.142.979	18.108.470.000	53.142.979
	18.108.470.000	53.142.979	18.108.470.000	53.142.979
II. Share Premium Reserve				
1. Paid	49.522.727.000	145.334.489	49.822.453.967	146.214.098
	49.522.727.000	145.334.489	49.822.453.967	146.214.098
III. Differences of revaluation-Investment subsidies				
2. Revaluation reserve	663.661.717	1.947.650	482.419.177	1.415.757
3. Investment subsidies	3.492.794.145	10.250.313	2.520.416.614	7.396.674
	4.156.455.862	12.197.963	3.002.835.791	8.812.431
IV. Reserves				
1. Statutory reserve	*1.659.962.227*	*4.871.496*	*1.578.691.762*	*4.632.991*
4. Extraordinary reserve	2.363.253.092	6.935.446	2.363.253.092	6.935.446
5. Tax-free reserves (under special laws)	7.079.031.060	20.774.853	4.931.272.801	14.471.820
	11.102.246.379	32.581.794	8.873.217.655	26.040.257
Own shares in hand	(2.523.804.437)	(7.406.616)	—	—
Goodwill on acquisition of subsidiaries	(30.858.657.822)	(90.560.991)	(14.142.221.982)	(41.503.219)
V. Retained profits				
Carried forward	1.997.518.511	5.862.117	4.607.572.869	13.522.151
Exchange differences from translation at subsidiaries	192.050.884	563.612	450.825.028	1.323.037
Minority interest	963.996.515	2.829.043	145.828.621	427.964
	3.153.565.910	9.254.772	5.204.326.518	15.273.152
Total Capital and Reserves (AI+AII+AIII+AIV+AV)	52.561.000.892	154.544.390	70.869.081.949	207.979.698
B. PROVISIONS FOR RISKS AND EXPENSES				
2. Other provisions	1.724.441.117	5.060.722	1.132.694.088	3.324.121
C. LIABILITIES				
I. Long Term				
1. Debenture loan	16.015.250.000	47.000.000	16.015.250.000	47.000.000
2. Bank loans	7.898.849.083	23.180.775	11.224.940.645	32.941.865
8. Other long term liabilities	1.354.901.238	3.976.233	1.187.587.526	3.485.217
	25.269.000.321	74.157.008	28.427.778.171	83.427.082
II. Short Terms				
1. Suppliers	10.220.377.479	29.993.771	5.229.390.690	15.346.708
2. *Notes payable*	*582.676.444*	*1.709.982*	*881.495.891*	*2.586.929*
3. Bank loans	25.394.244.840	74.524.563	13.757.379.178	40.373.820
4. Customer's advances	686.928.818	2.015.932	228.444.652	670.417
5. Taxes-duties payable	1.924.907.672	5.649.032	2.423.569.928	7.112.458
6. Contributions payable	503.150.920	1.476.598	358.092.654	1.050.896
7. *Current portion of long term debt*	*708.980.465*	*2.080.647*	*2.103.159.604*	*6.172.149*
8. Liabilities to affiliated companies	—	—	6.197.192.986	18.186.920
10. Dividends payable	1.954.754.676	5.736.624	874.225.925	2.565.593
11. Other creditors	3.014.820.348	8.847.602	3.191.728.049	9.366.773
	44.990.841.662	132.034.752	35.244.679.557	103.432.662
Total Liabilities (CI+CII)	70.259.841.983	206.191.759	63.672.457.728	186.859.744
D. ACCRUALS & DEFERRED INCOME				
1. *Deferred revenue*	*29.087.441*	*85.363*	—	—
2. Accrued expenses	267.044.186	783.695	239.984.632	704.284
3. Other accruals	22.431.865	65.831	4.358.813	12.792
	318.563.492	934.889	244.343.445	717.075
GRAND TOTAL CAPITAL (A+B+C+D)	124.963.847.484	366.731.761	135.918.577.210	398.880.637
MEMO ACCOUNTS				
2. Guarantees	4.262.974.026	12.510.562	4.185.077.096	12.281.958
3. *Forward agreements*	—	—	*10.000.000*	*29.347*
4. Other credit memo accounts	8.516.344.118	24.992.939	43.856.502.178	128.705.802
	12.779.318.144	37.503.502	48.051.579.274	141.017.107

PROFIT AND LOSS AT DECEMBER 31, 2001 (JANUARY 1 - DECEMBER 31, 2001)

	2001		2001 GRD	2001 EURO	2000		2000 GRD	2000 EURO
I. OPERATING RESULTS								
Turnover (net sales)			92.291.044.978	270.846.794			78.205.296.018	229.509.306
Less: Cost of sales			67.146.866.895	197.056.102			55.442.943.924	162.708.566
Gross margin profit or (loss)			25.144.178.083	73.790.691			22.762.352.094	66.800.740
Plus: Other operating income			686.123.914	2.013.570			1.111.745.828	3.262.644
Total			25.830.301.997	75.804.261			23.874.097.922	70.063.383
Less: 1. Administrative expenses		6.205.938.913				5.732.887.239		
3. Distribution expenses		11.225.231.819	17.431.170.732	51.155.307		10.027.603.546	15.760.490.785	46.252.357
Subtotal profit or (loss)			*8.399.131.265*	*24.648.955*			*8.113.607.137*	*23.811.026*
Plus: 3. Profit on sale of shares in subsidiaries or other holdings	10.287.718				15.727.950			
4. Interest & other similar income	439.859.845	450.147.563			995.813.529	1.011.541.479		
Less: 2. Loss from sale of bonds	398.108.451				175.821.354			
3. Interest & other similar expenses	2.733.936.497	3.132.044.948	(2.681.897.385)	(7.870.572)	2.825.813.382	3.001.634.736	(1.990.093.257)	(5.840.332)
Total Operating results (profits)			5.717.233.880	16.778.383			6.123.513.880	17.970.694
II. PLUS: EXTRAORDINARY RESULTS								
1. Extraordinary & non-operating income	4.375.741.697				5.397.489.591			
2. Extraordinary profits	515.411.466				60.103.229			
3. Prior year profits	13.421.894	4.904.575.057			9.097.842	5.466.690.662		
Less: 1. Extraordinary and non-operating expenses	1.034.707.338				1.854.494.002			
2. Extraordinary loss	450.376.313				238.199.577			
3. Prior year expenses	68.389.480				28.083.411			
4. Doubtful debts	246.716.356	1.800.189.487	3.104.385.570	9.110.449	—	2.120.776.990	3.345.913.672	9.819.262
Total operating & non-operating results			8.821.619.450	25.888.832			9.469.427.552	27.789.956
Less: Total depreciation		6.420.728.409				5.046.924.087		
Less: Depreciation charged to operation cost		*6.420.728.409*	—	—		4.923.307.305	123.616.762	362.779
NET PROFIT BEFORE TAXES			8.821.619.450	25.888.832			9.345.810.770	27.427.178
Share of minority interest on net profit before taxes		75.669.714				104.332.845		
CONSOLIDATED NET PROFIT BEFORE TAXES.		8.745.949.736				9.241.477.925		
LESS: Additional taxes paid as a result of tax audit of prior year			6.289.024	18.456			291.355.184	855.041
Income tax			1.987.553.798	5.832.860			2.230.610.579	6.546.179
Other taxes not included in operation costs			*2.029.292*	*5.955*			*37.178.536*	*109.108*
NET PROFIT AFTER INCOME TAXES			6.825.747.336	20.031.540			6.786.666.471	19.916.850
LESS: Share of minority interest			69.130.502	202.877			56.494.038	165.793
NET PROFIT AFTER INCOME TAXES AND SHARE OF MINORITY INTEREST			6.756.616.834	19.828.663			6.730.172.433	19.751.056

NOTES:

1. The companies included in the above consolidation are the following:
   a) M.J.MAILLIS S.A. (parent company)
   b) Directly control Companies
   STRAPTECH S.A. (99,0%), M.J. MAILLIS BULGARIA EOOD (100%), M. J. MAILLIS ROMANIA SA (81,0%), HELERO BV (100%), *M. J. MAILLIS FRANCE SAS (99,99%), MARFLEX M. J. MAILLIS GROUP SPZOO (100%)*, M. J. MAILLIS ESPANA SA (100%), ROCALU SA (100%), M. J. MAILLIS CZECH SRO (100%), M. J. MAILLIS ALBANIA LTD (100%), DANUBIA PACK M. J. MAILLIS GROUP KFT (100%), EUROPACK SA (100%), COLUMBIA SRL (60%), CONTIPAK GMBH (100%), OY ASTRAP AB (100%), M. J. MAILLIS SVERIGE AB (100%), MAILLIS HOLDING GMBH (100%).
   c) Indirectly control Companies
   PAYNE STRAPPING SYSTEMS LTD (100%), UNITED PACKAGING PLC (100%), SAMUEL STRAPPING SYSTEMS LTD (100%), *CERBERE SOVAREC SA (99,99%), CERBERE AGRAVFIT SA (99,72%), SIAT SPA (100%)*, ARTE SRL (100%), GRAMEGNA SPA (100%), SICME SRL (60%), IPE CORPORATION (100%), COMBI PACKAGING SYSTEMS (50%), MEGA SRL (70%), TAM SRL (71%), SIAT USA (100%), CONTIPAK GMBH & CO KG (100%), NYDENS FORPACKING AB (100%), MAILLIS SANDER GMBH (100%), SANDER GMBH & CO KG (100%), SANDER NV (100%).
   The above mentioned companies have been consolidated according to the full consolidation method as provided for in articles 90 to 109 of law 2190/1920.
2. The parent company M.J.MAILLIS S.A. and the subsidiary STRAPTECH S.A.- PACKING SYSTEMS & MATERIALS have been tax audited up to the year ended 31 December, 1999.
3. Encumbrances on the company's fixed assets as at 31 December, 2001 amounted to drs 455.500.000 (eur 1.336.757).
4. The result included in the consolidated profit and loss account, which relate to subsidiaries registered in Eastern *Europe, have been translated at the average exchange rate of transactions throughout the year ended 31* December, 2001.
5. *The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accor-* dance with law 2065/92 as amended by article 20 of law 2443/96.
6. *The number of employees of the group as at 31 December, 2001 was 1.978.*
7. The group consistently followed the fundamental accounting principles used in the financial statements for the 2000 year.

Marousi, February 26, 2002

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLLER	THE CHIEF ACCOUNTANT
MICHAEL J. MAILLIS	CHARALABOS A. STAVRINOUDAKIS	SOTIRIOS H. LEONARDOS	NIKOLAOS B. MAROULIS
Φ 020206	Σ 208194	Π 325521	Π 717325

CERTIFIED AUDITOR'S AUDIT CERTIFICATE DIRECT TRANSLATION

To the Shareholders of "MICHAEL J MAILLIS AEBE - PACKAGING SYSTEMS" and it's subsidiaries

I have audited the above Consolidated Financial Statements, comprising the consolidated balance sheet and income statement and the related Notes to the Consolidated Financial Statements of "Michael J Maillis AEBE - Packaging Systems", together with its subsidiary companies, for the year ended 31 December 2001. My audit was carried out in accordance with the provisions of article 108 of CL 2190/1920 "Referring to Companies" and the auditing procedures, which I considered appropriate for the consolidation, based on the principles and auditing standards followed by the Institute of Certified Auditors Accountants. I have comfirmed that the contents of the Directors' Report to the Annual General Meeting of the Shareholders is in accordance with the above Consolidated Financial Statements. The scope of my audit did not include the subsidiary companies representing 29% and 12% of the consolidated *assets and of the consolidated turnover respectively. The financial statements of the above subsidiaries have been audited to a large extent by other certified auditors, on whose audit certificates we have placed reliance in order to express the opinion that follows, to the extent that this is affected by consolidated amounts* appearing in the above subsidiaries' financial statements. The following matters were noted as a result of the audit: 1. Based on the interpretation No 205/1988 of the full session of the State Legal Council, the companies included in the consolidation have not raised provisions for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. If the companies had raised provisions in accordance with article 42e of CL 2190/1920 for provisions for retirement settlement, the provisions would have amounted to GRD 179.360.000(EURO 526.368) of which GRD 141.119.000(EURO 414.142) should have been charged to prior years profits and GRD 35.241.000(EURO 103.422) to current year profits. 2. The company "Michael J Maillis AEBE - Packaging Systems" has included in account GRD 990.542.000 (EURO 2.906.947) in account B4 "Other Setup Expenses". This amount relates to the net book value of losses incurred from the disposal and valuation of investments on securities listed on the Athens Stock Exchange. From this amount GRD 173.328.000 (EURO 508.669) were charged to prior year's profits and GRD 198.108.000 (EURO 581.389) to current year's profits. If the company had followed the requirements set out by CL 2190/1920 an amount of GRD 693.315.000 (EURO 2.034.674) would have been charged to prior year's profits and an amount of GRD 99.118.000 would have been charged to current year's profits. 3. In accordance to the circular 1112072/11332/1294/B.12.2000 the company "Michael J Maillis AEBE - Packaging Systems" has included in account E1 "Deferred Charges" debit foreign exchange differences stemming from liabilities' repayment of operations that took place until 31 December 2000. These debit foreign exchange differences amount to GRD 631.519.000(EURO 1.853.321), *from which GRD 210.506.000 (EURO 617.774) have been charged to 2000 fiscal year's profits and GRD 210.506.000 (EURO 617.774) have been charged to current year's profits.* If the company had followed the requirements set out by CL 2190/1920 the full amount would have been expensed in fiscal year's 2000 profits. In my opinion, after the above noted matters and notes of the company are taken into consideration, the aforementioned Consolidated Financial Statements have been prepared in accordance with the requirements set out by CL 2190/1920 and reflect the Group's assets and financial position as at 31 December 2001 and the consolidated results for the financial year then ended, in accordance with the current legislation and Greek Generally Accepted Accounting Principles, which do not differ from those which the Company had applied in the previous year.

Athens, 28 February 2002

CERTIFIED AUDITOR- ACCOUNTANT

PRICEWATERHOUSECOOPERS

CONSTANTINOS COTSILINIS
REG No 12711

MICHAEL J. MAILLIS S.A. - PACKING SYSTEMS

BALANCE SHEET AS AT DECEMBER 31, 2001

25th FINANCIAL YEAR (JANUARY 1 - DECEMBER 31, 2001)

ATHENS P.C.S.A. REGISTER No 2716/06/B/86/43

ASSETS	2001 Acq/Cost	2001 Deprec/tion	2001 Net value DRS.	2001 Net value EURO	2000 Acq/Cost	2000 Deprec/tion	2000 Net value DRS	2000 Net value EURO
B. PRE OPERATING COSTS								
1. Formation expenses	126.220.625	65.752.179	60.468.446	177.457	85.727.963	56.339.794	29.388.169	86.246
2. Exchange differences from loans	823.832.856	446.496.307	377.336.548	1.107.371	823.832.855	288.075.608	535.757.247	1.572.288
3. Pre operating interest	3.319.170.421	1.557.900.085	1.761.270.336	5.168.805	2.609.085.297	1.146.813.041	1.462.272.256	4.291.335
4. Other pre operating expenses	7.762.438.817	3.071.663.051	4.690.775.766	13.766.033	6.231.623.127	1.870.025.339	4.361.597.788	12.799.994
	12.031.662.718	5.141.811.622	6.889.851.096	20.219.666	9.750.269.242	3.361.253.782	6.389.015.460	18.749.862
C. FIXED ASSETS								
I. Intangible Assets								
1. Research and development costs	284.916.030	9.579.472	275.336.558	808.031	19.238.312	6.292.210	12.944.102	37.987
2. Goodwill	38.010.621	35.374.621	2.636.000	7.736	37.320.621	27.792.980	9.527.641	27.961
4. Advances for the purchase of fixed assets	—	—	—	—	666.400	—	666.400	1.956
	322.926.651	44.954.093	277.972.558	815.767	57.223.333	34.085.190	23.138.143	67.904
II. Tangible Assets								
1. Land	443.295.872	—	443.295.872	1.300.942	443.295.872	—	443.295.872	1.300.942
3. Buildings	6.348.991.212	2.136.358.923	4.212.632.289	12.362.624	6.208.876.399	1.650.782.749	4.558.093.650	13.376.650
4. Machinery	19.040.069.107	8.385.712.485	10.654.356.622	31.267.371	16.274.976.286	5.935.929.744	10.339.046.542	30.342.029
5. Mobile equipment	400.815.798	210.589.806	190.225.992	558.257	347.393.915	181.333.513	166.060.402	487.338
6. Furniture and fixtures	813.956.964	594.859.470	219.097.494	642.966	749.653.706	479.199.051	270.454.655	793.704
7. Advances & fixed assets under construction	3.784.275.061	—	3.784.275.061	11.105.723	1.990.272.669	—	1.990.272.669	5.840.859
	30.831.404.034	11.327.520.684	19.503.883.350	57.238.102	26.014.468.847	8.247.245.057	17.767.223.790	52.141.522
Total Fixed Assets (CI+CII)	31.154.330.685	11.372.474.777	19.781.855.908	58.053.869	26.071.692.180	8.281.330.247	17.790.361.933	52.209.426
III. Financial Assets								
1. Participating in affiliated companies			31.919.541.041	93.674.368			17.956.613.511	52.697.325
7. Other long term financial assets			54.921.720	161.179			54.921.720	161.179
			31.974.462.761	93.835.547			18.011.535.231	52.858.504
Total Long Term Assets (C I+C II+C III)			51.756.318.669	151.889.416			35.801.897.164	105.067.930
D. CURRENT ASSETS								
I. Inventories								
1. Merchandise			16.987.146	49.852			28.631.575	84.025
2. Finished & semi-finished goods			1.830.923.999	5.373.218			1.927.116.137	5.655.313
4. Raw and auxiliary materials - cons/bles spare parts - packing materials			2.944.974.227	8.642.624			4.223.535.696	12.394.822
5. Advances to suppliers			338.606.798	993.710			344.600.503	1.011.300
			5.131.492.160	15.059.405			6.523.883.913	19.145.661
II. Receivables								
1. Customers			17.730.042.037	52.032.405			17.331.516.257	50.862.850
3a. Notes receivable (checks)			40.868.163	119.936			27.382.944	80.361
5. Receivables from affiliated companies			15.508.678.026	45.513.362			14.999.042.721	44.017.734
10. Doubtful - contested trade and other debtors			469.363.414	1.377.442			234.086.645	686.975
11. Other debtors			12.114.863	35.554			6.621.740	19.433
11a. Greek State			994.675.104	2.919.663			902.931.682	2.649.836
12. Advances and other credits			15.806.433	46.387			10.826.098	31.771
			34.771.748.060	102.044.749			33.512.408.067	98.348.960
III. Investments								
3. Other investments			3.595.170.020	10.550.756			746.568.246	2.190.956
IV. Cash								
1. Cash in hand			1.765.028	5.180			3.034.436	8.905
3. Cash at banks			8.280.943.485	24.302.109			29.981.281.165	87.986.152
			8.282.708.513	24.307.288			29.984.315.601	87.995.057
Total Current Assets (DI+DII+DIII+DIV)			51.781.118.753	151.962.197			70.767.175.847	207.680.633
E. PREPAYMENTS AND ACCRUED INCOME								
1. Prepaid expenses			245.294.521	719.867			452.573.457	1.328.169
2. Accrued income			298.483.154	875.959			167.339.708	491.092
3. Goods in transit			21.531.640	63.189			—	—
			565.309.315	1.659.015			619.913.165	1.819.261
GRAND TOTAL - ASSETS (B+C+D+E)			110.992.597.633	325.730.294			113.576.001.636	333.317.686
MEMO ACCOUNTS								
2. Guarantees			4.152.526.586	12.186.432			4.074.629.656	11.957.827
3. Forward agreements			—	—			10.000.000	29.347
4. Other debit memo accounts			6.041.639.873	17.730.418			41.381.797.933	121.443.281
			10.194.166.459	29.916.849			45.466.427.589	133.430.455

CAPITAL AND LIABILITIES	2001 DRS	2001 EURO	2000 DRS	2000 EURO
A. CAPITAL AND RESERVES				
I. Share Capital				
(72.433.800 shares per value 250 drs per share)				
1. Paid	18.108.470.000	53.142.979	18.108.470.000	53.142.979
II. Share Premium reserve				
1. Paid	49.522.727.000	145.334.489	49.522.727.000	145.334.489
III. Differences of revaluation - Investment subsidies				
2. Revaluation reserves on assets	476.426.977	1.398.172	476.426.977	1.398.172
3. Investment subsidies	2.823.202.145	8.285.259	2.520.416.614	7.396.674
	3.299.629.122	9.683.431	2.996.843.591	8.794.845
IV. Reserves				
1. Statutory reserve	566.050.076	1.661.189	500.663.111	1.469.297
4. Extraordinary reserve	4.701.051	13.796	4.701.051	13.796
5. Tax-free reserves (under special laws)	6.732.556.824	19.758.054	6.732.556.824	19.758.054
	7.303.307.951	21.433.039	7.237.920.986	21.241.147
Own shares in hand	(2.523.604.437)	(7.406.616)	—	—
V. Retained Profits				
Carried forward	23.501.604	68.970	730.175.482	2.142.848
Total Capital and Reserves (AI+AII+AIII+AIV+AV)	75.733.831.240	222.256.291	78.596.137.059	230.656.308
B. PROVISIONS FOR RISKS & EXPENSES				
2. Other provisions	194.732.281	571.481	97.020.705	284.727
C. LIABILITIES				
I. Long Term				
1. Debenture loan	16.015.250.000	47.000.000	16.015.250.000	47.000.000
2. Bank loans	—	—	750.000.000	2.201.027
8. Other long term liabilities	—	—	17.599.988	51.651
	16.015.250.000	47.000.000	16.782.849.988	49.252.678
II. Short term				
1. Suppliers	3.649.346.791	10.709.748	3.485.764.073	10.229.682
2. Notes payable	449.184.585	1.318.223	568.219.249	1.667.555
3. Bank loans	11.758.939.125	34.508.992	10.872.186.262	31.906.636
4. Customer's advances	15.502.607	45.496	5.216.976	15.310
5. Taxes-duties payable	703.235.957	2.063.789	1.289.687.389	3.784.849
6. Contributions payable	144.675.603	424.580	123.663.721	363.503
7. Current portion of long term debt	—	—	537.272.724	1.576.736
10. Dividends payable	1.954.754.678	5.736.524	874.225.925	2.565.593
11. Other creditors	165.006.438	484.245	116.598.369	342.182
	18.840.645.782	55.291.697	17.873.034.688	52.452.046
Total Liabilities (C I+C II)	34.855.895.782	102.291.697	34.655.884.676	101.704.724
D. ACCRUALS AND DEFERRED INCOME				
2. Accrued expenses	185.882.849	545.511	227.916.771	668.868
3. Other accruals	22.255.681	65.314	1.042.425	3.059
	208.138.530	610.825	228.959.196	671.927
GRAND TOTAL - CAPITAL AND LIABILITIES (A+B+C+D)	110.992.597.633	325.730.294	113.576.001.636	333.317.686
MEMO ACCOUNTS				
2. Guarantees	4.152.526.586	12.186.432	4.074.629.656	11.957.827
3. Forward agreements	—	—	10.000.000	29.347
4. Other credit memo accounts	6.041.639.873	17.730.418	41.381.797.933	121.443.281
	10.194.166.459	29.916.849	45.466.427.589	133.430.455

NOTES:
1) Net Fixed Asset investments increased approximately drs. 4.717.000.000 (€ 14.138.464) in the period of 1 January to December 2001.
2) The company has been tax audited up to the year ended 31 December, 1999.
3) The Equity participation in affiliated companies amounting approximately GRD 31,9 billion (€ 93,7 million) is stated at cost, as provided for in article 28 par. 5 of Presidential Decree 186/1992 (Tax book code). Had the above valuation been made at the equity method, as provided for in article 43 of law 2190/1920, the relevant amount would have been approximately GRD 26 billion (€ 76,3 million).
4) Encumbrances on the company's fixed assets as at 31 December, 2001 amounted to drs 455.500.000 (€ 1.336.757).
5) The number of employees of the company at 31 December, 2001 were 403.
6) The depreciation charge for the period 1/1-31/12/2001 amounted Drs 4.541.084.855 (€ 13.326.735) compared to Drs 3.897.653.786 (€ 11.438.546) for the period 1/1-31/12/2000 and is accordingly allocated as follows: Drs 3.045.148.195 (eur 8.936.599) to production cost compared to Drs 2.507.277.547 (€ 7.358.115), Drs 1.488.893.270 (€ 4.369.459) to administration expenses compared to Drs 1.380.755.937 (eur 4.052.108) and Drs 7.045.390 (€ 20.676) to selling expenses compared to Drs 9.620.302 (€ 28.233).
7) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
8) The company consistently followed the fundamental accounting principles used in financial statements for the 2000 year.

PROFIT AND LOSS AT DECEMBER, 31, 2001 (JANUARY 1 - DECEMBER 31, 2001)

	2001		2001 DRS	2001 EURO	2000		2000 DRS	2000 EURO
I. OPERATING RESULTS								
Turnover (net sales)			30.501.448.426	89.512.682			31.472.127.303	92.361.342
Less: Cost of sales			25.101.981.318	73.666.856			24.506.122.826	71.918.189
Gross margin profit			5.399.465.108	15.845.826			6.966.004.477	20.443.153
Plus: Other operating income			206.947.060	607.328			631.999.336	1.854.730
Total			5.606.412.168	16.453.154			7.598.003.813	22.297.884
Less: 1. Administrative expenses		2.457.187.571				1.897.037.646		
3. Distribution expenses		2.988.746.278	5.445.933.849	15.982.198		3.031.450.726	4.928.488.372	14.463.649
Subtotal profit or (loss)			160.478.319	470.956			2.669.515.441	7.834.235
Plus: 1. Income from participating interest	487.527.400							
3. Profit on sale of shares in subsidiaries or other holdings	7.843.569				5.415.355			
4. Interest and other similar income	754.689.489	1.250.062.458			584.888.198	590.303.553		
Less: 1. Participations and securities value decline allowances	57.338.160				62.558.521			
2. Loss from sale bonds expenses and losses	110.770.291				110.770.291			
3. Interest and other similar expenses	794.800.427	992.908.878	257.153.580	754.669	1.187.578.834	1.360.907.646	(770.604.093)	(2.261.494)
Total operating results (profits)			417.631.899	1.225.625			1.898.911.348	5.572.741
II. PLUS: EXTRAORDINARY RESULTS								
1. Extraordinary and non operating income	2.338.975.035				3.603.113.090			
2. Extraordinary profits	1.459.945				4.190.423			
3. Prior years profits	5.563.602	2.345.998.582			8.885.482	3.616.188.995		
Less:								
1. Extraordinary and non operating expenses	595.854.117				1.512.848.301			
2. Extraordinary loss	1.671.357				4.070.761			
3. Prior year expenses	44.198.396				22.475.092			
4. Doubtful debts	110.000.000	751.723.870	1.594.274.712	4.678.723	—	1.539.394.154	2.076.794.841	6.094.775
Total operating & non-operating results			2.011.906.611	5.904.348			3.975.706.189	11.667.516
Less: Total depreciation		4.541.084.855				3.897.653.786		
Less: Depreciation charged to operation cost		4.541.084.855	—	—		3.897.653.786	—	—
NET PROFIT BEFORE TAXES			2.011.906.611	5.904.348			3.975.706.189	11.667.516

APPROPRIATION ACCOUNT

	2001	2001 DRS	2001 EURO	2000	2000 DRS	2000 EURO
Net profit for the year		2.011.906.611	5.904.348		3.975.706.189	11.667.516
Plus: Prior year retained profits		730.175.482	2.142.848		408.852.646	1.199.861
Less: Additional taxes paid as a result of tax audit of prior years		—	—		(274.559.010)	(805.749)
Total		2.742.082.093	8.047.196		4.109.999.825	12.061.628
Less: 1. Income taxes	703.303.171			855.145.058		
2. Other not charged to the operating cost taxes	2.029.292	705.332.463	2.069.941	37.178.536	892.323.594	2.618.725
Distributable profits		2.036.749.630	5.977.255		3.217.676.231	9.442.924
Distribution as follows:						
1. Statutory reserve		65.386.965	191.891		128.002.149	375.648
2. First dividend		706.230.330	2.072.576		869.206.560	2.550.863
3. Additional dividend		1.231.630.731	3.614.470			
8. Extraordinary reserve - L. 2601/98		—	—		1.437.671.878	4.219.140
6a. Special untaxed reserves		—	—		3.555.538	10.434
6b. Special reserves from income taxed in a special way		—	—		39.064.626	114.643
7. Board of Directors fees		10.000.000	29.347		10.000.000	29.347
8. Retained profits		23.501.604	68.970		730.175.482	2.142.848
		2.036.749.630	5.977.255		3.217.676.231	9.442.924

Marousi, 26, February 2002

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	FINANCIAL MANAGER	THE CHIEF ACCOUNTANT
MICHAEL J. MAILLIS	CHARALAMBOS A. STAVRINOUDAKIS	PETER I. DELIS	NIKOLAOS B. MAROULIS
	Σ 208194	Ρ 578228	Π 717325

CERTIFIED AUDITOR'S AUDIT CERTIFICATE DIRECT TRANSLATION

To the Shareholders of "MICHAEL J MAILLIS AEBE - PACKAGING SYSTEMS"

I have audited the above Financial Statements and the Notes to the Financial Statements of "Michael J Maillis AEBE - Packaging Systems" for the year ended 31 December 2001. My audit was carried out in accordance with the provisions of article 37 of CL 2190/1920 "Referring to Companies" and the auditing procedures, which I considered appropriate, based on the principles and auditing standards followed by the Institute of Certified Auditors Accountants. All books and records maintained by the Company have been made available to me and I have been given all the information and explanations which I have requested for the purposes of the audit. The Company's accounts have been prepared in accordance with Greek Generally Accepted Accounting Principles. There has been no change in the stock valuation principles compared to the prior year and the production cost is calculated in accordance with the generally accepted cost accounting principles. I have agreed the contents of the Directors' Report to the Annual General Meeting of the Shareholders with the Financial Statements. The Attachment contains the information required by paragraph 1 of article 43a of CL 2190/1920. The following matters were noted as a result of the audit: 1. Based on interpretation No 205/1988 of the full session of the State Legal Council, the company has not raised a provision for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. If the Company had raised a provision in accordance with article 42e of CL 2190/1920 for compensation for employee terminations, the provision would have amounted to GRD 162.871.000, of which GRD 128.204.000 relates to prior years and GRD 34.667.000 relates to current year results. 2. The company has included GRD 990.542.000 (€ 2.906.947) in account B4 "Other Setup Expenses". This amount relates to the net book value of losses incurred from the disposal and year-end valuation of investments listed on the Athens Stock Exchange, of which GRD 173.328.000 (€ 508.669) have been expensed in the prior year and GRD 198.108.000 (€ 581.389) have been expensed in the current year results. If the Company had followed the requirements set out by CL 2190/1920, amount of GRD 693.315.000 (€ 2.034.674) would have been expensed in the prior year, and GRD 99.118.000 (€ 290.884) in the current year. 3. In accordance to the circular 1112072/11332/1294/8.12.2000 the company has included GRD 631.519.000 (€ 1.853.321) in account E1 "Deferred Charges", of which GRD 210.506.000 (€ 617.774) have been expensed in the prior year and GRD 210.506.000 (€ 617.774) have been expensed in the current year. This amount relates to realised and unrealised foreign exchange losses incurred by the Company up to 31/12/2000. If the Company had followed the requirements set out by CL 2190/1920 the full amount would have been expensed in the year ended 31 December 2000. In my opinion, the aforementioned Financial Statements are in agreement with the books and records of the company and together with the Attachment, present, subject to the matters mentioned above and the notes appearing on the face of the financial statements, the company's assets and financial position as at 31 December 2001 and the results for the financial year then ended, in accordance with the current legislation and Greek Generally Accepted Accounting Principles, which do not differ from those which the company had applied in the previous year.

Athens, 27 February 2002
Certified Auditor - Accountant

PRICEWATERHOUSECOOPERS

Constantinos Cotsilinis
REG. No 12711

MICHAEL J. MAILLIS S.A. - PACKING SYSTEMS

CONSOLIDATED SUMMARISED BALANCE SHEET AS AT 30 SEPTEMBER 2001 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN DRACHMAS AND EURO)

ASSETS	30/09/2001		30/09/2000	
	DRS	EURO	DRS	EURO
B. PRE OPERATING COSTS				
Acquisition Cost	21.487.437.719	63.059.245	11.253.480.146	33.025.620
Less: Depreciation until 30/09/2001	5.395.103.648	15.833.026	3.449.173.234	10.122.299
Net Value	16.092.334.071	47.226.219	7.804.306.912	22.903.322
C. FIXED ASSETS				
Acquisition Cost	55.914.400.076	164.092.150	48.152.184.396	141.312.353
Less: Depreciation until 30/09/2001	17.938.882.164	52.645.289	13.010.150.401	38.180.926
Net Value	37.975.517.912	111.446.861	35.142.033.995	103.131.428
Participation and other long term acquisitions	73.014.720	214.277	97.066.620	284.862
Total Fixed Assets	38.048.532.632	111.661.138	35.239.100.615	103.416.289
D. CURRENT ASSETS				
Inventories	24.863.582.879	72.967.228	22.402.384.157	65.744.341
Receivables	28.009.962.093	82.200.916	23.629.092.907	69.344.367
Securities	2.507.160.164	7.357.770	1.989.565.185	5.838.783
Cash	22.828.429.318	66.994.657	31.065.371.543	91.167.635
Total Current Assets	78.209.134.454	229.520.571	79.086.413.792	232.095.125
E. PREPAYMENTS & ACCRUED INCOME	2.578.663.380	7.567.611	2.027.455.822	5.949.980
GRAND TOTAL ASSETS	134.928.664.537	395.975.538	124.157.277.141	364.364.716

CAPITAL AND LIABILITIES	30/09/2001		30/09/2000	
	DRS	EURO	DRS	EURO
A. CAPITAL & RESERVES				
Share Capital (72.433.880 sh. X 250 drs.)	18.108.470.000	53.142.979	18.108.470.000	53.142.979
Share premium reserve	49.522.727.000	145.334.489	49.841.913.969	146.271.208
Differences of revaluation-Investment subsidies	4.003.386.870	11.748.751	2.896.123.818	8.499.263
Reserves	12.367.839.320	36.295.933	6.846.481.426	20.092.389
Retained Profits	4.576.298.223	13.430.075	939.468.552	2.757.061
Exchange differences from translation of subsidiaries	235.085.816	689.907	559.604.214	1.642.272
Profit 1/1-30/9/2001	6.034.902.610	17.710.646	6.716.212.459	19.710.088
Goodwill on acquisition of subsidiaries	(29.645.375.277)	(87.000.368)	(15.866.103.072)	(46.562.298)
Minority interests	211.207.513	619.831	215.428.621	632.219
Total Capital & Reserves	65.414.542.075	191.972.244	70.257.599.987	206.185.180
B. PROVISIONS FOR RISK & EXPENSES	1.323.739.316	3.884.782	746.915.575	2.191.975
C. LIABILITIES				
Long-term Liabilities	28.854.365.027	84.678.988	23.860.260.745	70.022.775
Short-term Liabilities	36.728.970.208	107.788.614	26.134.192.001	76.696.088
Total Liabilities	65.583.335.235	192.467.602	49.994.452.746	146.718.864
D. ACCRUALS & DEFERRED INCOME	2.607.047.911	7.650.911	3.158.308.833	9.268.698
GRAND TOTAL CAPITAL AND LIABILITIES	134.928.664.537	395.975.538	124.157.277.141	364.364.716

NOTES: 1. The companies included in the above consolidation are the following: • M. J. MAILLIS S.A. - PACKING SYSTEMS • STRAPTECH S.A. - PACKING SYSTEMS & MATERIALS • BALKAN PACK EOOD (BULGARIA) • M. J. MAILLIS ROMANIA S.A. (ROMANIA) • MARFLEX M. J. MAILLIS GROUP Sp Zoo (POLAND) • M. J. MAILLIS FRANCE SAS (FRANCE) • M. J. MAILLIS ESPANA S.A. (SPAIN) • ROCALU S.A. (SPAIN) • PAYNE STRAPPING SYSTEMS LTD (ENGLAND) • M. J. MAILLIS ALBANIA LTD (ALBANIA) • EUROPACK S.A. (LUXEMBOURG) • SIAT SPA (ITALY) • DANUBIA KFT (HUNGARY) • HELERO BV (HOLLAND) • M. J. MAILLIS CZECH SRO (CZECH) • M. J. MAILLIS SRO SR (SLOVAKIA) • SANDER GMBH (GERMANY) • OY ASTRAP (FINLAND) • CONTIPAK GMBH (AUSTRIA) • COLUMBIA SRL (ITALY) • ASTRAP AB (SWEDEN) • UNITED PACKAGING PLC (ENGLAND).

2. The parent company M. J. MAILLIS S.A.-PACKING SYSTEMS and the subsidiary STRAPTECH S.A. - PACKING SYSTEMS & MATERIALS have been tax audited up to the year ended 31 December, 1999.

3. Encumbrances on the company's fixed assets as at 30 June 2001 amounted to drs 455.500.000 (EURO 1.336.757).

4. The results included in the consolidated profit and loss account, which relate to subsidiaries registered in Eastern Europe, have been translated at the average exchange rate of transactions throughout the period 1/1-30/9/2001.

5. The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.

6. The number of employees of the group as at 30 September, 2001 was 1.733.

7. The group has made the necessary provisions for accrued expenses and accrued income as at 30 September, 2001.

8. The group consistently followed the fundamental accounting principles used in the financial statements for the 2000 year.

CONSOLIDATED SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 30 SEPTEMBER 2001

	01/01/2001 - 30/09/2001				01/01/2000 - 30/09/2000			
	DRS		EURO		DRS		EURO	
I. OPERATING RESULTS								
Turnover (net sales)		64.296.472.055		188.691.041		57.506.526.775		168.764.569
Less: Cost of Sales		46.779.212.920		137.283.090		39.686.747.624		116.468.812
Gross margin profit or (loss)		17.517.259.135		51.407.951		17.819.779.151		52.295.757
Plus: Other operating income		591.376.391		1.735.514		879.310.361		2.580.515
Total		18.108.635.526		53.143.464		18.699.089.512		54.876.271
Less: 1. Administrative expenses	4.704.393.731		13.805.998		4.358.763.583		12.791.676	
3. Distribution expenses	7.392.981.449	12.097.375.180	21.696.204	35.502.202	7.376.521.305	11.735.284.888	21.647.898	34.439.574
Subtotal profit or (loss)		6.011.260.346		17.641.263		6.963.804.624		20.436.697
Plus: 3. Profit from sale of bonds	8.264.319		24.253		15.727.950		46.157	
4. Interest & other similar inc.	205.356.002	213.620.321	602.659	626.912	633.350.612	649.078.562	1.858.696	1.904.853
Less:								
2. Loss from sale of bonds	129.996.609		381.501		0		0	
3. Interest & other similar exp.	1.585.916.827	(1.715.913.436)	4.654.195	(5.035.696)	1.976.876.844	(1.976.876.844)	5.801.546	(5.801.546)
Total operating results (profits)		4.508.967.231		13.232.479		5.636.006.342		16.540.004
II. PLUS: EXTRAORDINARY RESULTS								
1. Extraordinary and non-operating income	2.408.282.740		7.067.594		3.111.214.855		9.130.491	
2. Extraordinary profits	1.459.945		4.285		4.190.423		12.298	
3. Prior year profits	11.898.457	2.421.641.142	34.918	7.106.797	1.065.001	3.116.470.279	3.125	9.145.914
Less:								
1. Extraordinary and non-operating expenses	616.813.875		1.810.165		1.472.184.556		4.320.424	
2. Extraordinary loss	236.501.810		694.063		92.408.837		271.192	
3. Prior year expenses	30.673.048	(883.988.733)	90.016	(2.594.244)	19.396.973	(1.583.990.366)	56.924	(4.648.541)
Total operating & non-operating results		6.046.619.640		17.745.032		7.168.486.255		21.037.377
LESS:								
Total depreciation	5.170.776.246		15.174.692		3.962.844.297		11.629.770	
Less: Depreciation charged to operation cost	5.159.059.216	(11.717.030)	15.140.306	(34.386)	3.549.322.093	(413.522.204)	10.416.206	(1.213.565)
NET PROFIT		6.034.902.610		17.710.646		6.754.964.051		19.823.812
LESS:								
Share of minority interest		112.335.452		329.671		38.751.592		113.724
NET PROFIT BEFORE TAXES		5.922.567.158		17.380.975		6.716.212.459		19.710.088

Marousi, 20 November 2001

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLLER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	SOTIRIOS I. LEONARDOS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No Π 325521	ID. No Π 717325

MICHAEL J. MAILLIS S.A. - PACKING SYSTEMS

SUMMARISED BALANCE SHEET AS AT 30 SEPTEMBER 2001 (1 JANUARY - 30 SEPTEMBER 2001)
ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN DRACHMAS AND EURO)

ASSETS	30/09/2001 DRS	30/09/2001 EURO	30/09/2000 DRS	30/09/2000 EURO
B. PRE OPERATING COSTS				
Acquisition Cost	11.029.554.342	32.368.465	7.228.718.629	21.214.141
Less: Depreciation until 30/09/2001	4.723.362.445	13.861.665	3.013.342.151	8.843.264
Net Value	6.306.191.897	18.506.799	4.215.376.478	12.370.877
C. FIXED ASSETS				
Acquisition Cost	28.884.330.612	84.766.928	24.293.096.065	71.293.019
Less: Depreciation until 30/09/2001	10.446.660.957	30.657.846	7.421.138.140	21.778.835
Net Value	18.437.669.655	54.109.082	16.871.957.925	49.514.183
Participation and other long term acquisitions	24.507.166.712	71.921.252	16.451.047.635	48.278.937
Total Fixed Assets	42.944.836.367	144.537.134	33.323.005.560	110.163.997
D. CURRENT ASSETS				
Inventories	9.395.658.504	27.573.466	9.461.134.246	27.765.618
Receivables	33.003.740.125	96.856.171	29.474.232.881	86.498.116
Securities	2.214.193.535	6.498.000	1.000.000.000	2.934.703
Cash	20.079.520.651	58.927.427	28.442.168.570	83.469.313
Total Current Assets	64.693.112.815	189.855.063	68.377.535.697	200.667.750
E. PREPAYMENTS & ACCURED INCOME	1.960.265.965	5.752.798	1.290.474.897	3.787.160
GRAND TOTAL ASSETS	115.904.407.044	340.144.995	107.206.392.632	314.618.907

CAPITAL AND LIABILITIES	30/09/2001 DRS	30/09/2001 EURO	30/09/2000 DRS	30/09/2000 EURO
A. CAPITAL AND RESERVES				
Share Capital (72.433.880 sh. X 250 drs)	18.108.470.000	53.142.979	18.108.470.000	53.142.979
Share premium reserve	49.522.727.000	145.334.489	49.522.727.000	145.334.489
Differences of valuation-Investmetn subsidies	3.997.394.670	11.731.166	2.651.184.301	7.780.438
Reserves	7.237.920.986	21.241.147	5.094.976.280	14.952.241
Retained Profits	730.175.482	2.142.848	408.852.646	1.199.861
Profit 1/1-30/9/2001	1.524.397.394	4.473.653	2.624.392.897	7.701.813
Total Capital & Reserves	81.121.085.532	238.066.282	78.410.603.124	230.111.821
B. PROVISIONS FOR RISK & EXPENSES	84.732.281	248.664	86.218.398	253.025
C. LIABILITIES				
Long-term Liabillities	16.782.849.988	49.252.678	12.032.239.427	35.311.047
Short-term Liabilities	14.976.738.548	43.952.277	13.573.219.183	39.833.365
Total Liabilities	31.759.588.536	93.204.955	25.605.458.610	75.144.413
D. ACCRUALS & DEFERRED INCOME	2.939.000.695	8.625.094	3.104.112.500	9.109.648
GRAND TOTAL CAPITAL AND LIABILITIES	115.904.407.044	340.144.995	107.206.392.632	314.618.907

NOTES:

1. Net Fixed Asset investments increased approximately drs 2.798.000.000 (EURO 8.211.299) in the period of 1/1-30/9/01.
2. The company has been tax audited up to the year ended 31 December, 1999.
3. Encumbrances on the company's fixed assets as at 30/9/01 amounted to drs 455.500.000 (EURO 1.336.757).
4. The previous fixed assets revaluation of land and buildings was carried out at 2000 n accordance with law 2065/92.
5. The number of employees of the company at 30/09/2001 were 410.
6. The company has made the necessary provisions for accrued expenses and accrued income as at 30/9/01.
7. The company consistently followed the fundamental accounting principles used in financial statements for the 2000 year.
8. The depreciation charge for the period 1/1-30/9/2001 amounted drs 3.230.500.056 (EURO 9.480.558) compared to drs 2.876.063.973 (EURO 8.440.393) for the period 1/1-30/9/2000 and is according allocated as follows: Drs 2.147.039.564 (EURO 6.300.923) to production cost compared to drs 1.856.708.665, (EURO 5.448.888) drs 1.079.378.641 (EURO 3.167.656) to administration expenses compared to drs 1.004.170.741 (EURO 2.946.943) and drs 4.081.851 (EURO 11.979) to selling expenses compared to drs 15.184.567 (EURO 44.562).

SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 30 SEPTEMBER 2001

	01/01/2001-30/09/2001 DRS		01/01/2001-30/09/2001 EURO		01/01/2000-30/09/2000 DRS		01/01/2000-30/09/2000 EURO	
I. OPERATING RESULTS								
Turnover (net sales)		23.350.961.668		68.528.134		22.763.081.239		66.802.880
Less: Cost of Sales		18.914.557.227		55.508.605		16.995.389.913		49.876.419
Gross margin profit or (loss)		4.436.404.441		13.019.529		5.767.691.326		16.926.460
Plus: Other operating income		136.953.185		401.917		427.012.774		1.253.156
Total		4.573.357.626		13.421.446		6.194.704.100		18.179.616
Less: 1. Administrative expenses	1.807.554.417		5.304.635		1.634.846.687		4.797.789	
3. Distribution expenses	2.261.043.397	4.068.597.814	6.635.491	11.940.126	2.146.896.626	3.781.743.313	6.300.504	11.098.293
Subtotal profit or (loss)		504.759.812		1.481.320		2.412.960.787		7.081.323
Plus: 3. Profit from sale of bonds	7.378.853		21.655		5.415.355		15.892	
4. Interest & other similar inc.	443.098.762	450.477.615	1.300.363	1.322.018	223.863.001	229.278.356	656.971	672.864
Less:								
2. Loss from sale of bonds	129.996.609		381.501		0		0	
3. Interest & other similar exp.	555.753.333	(685.749.942)	1.630.971	(2.012.472)	911.309.112	(911.309.112)	2.674.421	(2.674.421)
Total operating results (profits)		269.487.485		790.866		1.730.930.031		5.079.765
II. PLUS: EXTRAORDINARY RESULTS								
1. Extraordinary and non-operating income	1.741.500.991		5.110.788		2.365.572.322		6.942.252	
2. Extraordinary gains	1.459.945		4.285		4.190.423		12.298	
3. Prior year profits	5.563.602	1.748.524.538	16.328	5.131.400	1.062.272	2.370.825.017	3.117	6.957.667
Less:								
1. Extraordinary and non-operating expenses	467.056.681		1.370.673		1.459.633.860		4.283.592	
2. Extraordinary loss	1.671.357		4.905		3.939.637		11.562	
3. Prior year expenses	24.886.591	(493.614.629)	73.035	(1.448.612)	13.788.654	(1.477.362.151)	40.466	(4.335.619)
Total operating & non-operating results		1.524.397.394		4.473.653		2.624.392.897		7.701.813
LESS:								
Total depreciation	3.230.500.056		9.480.558		2.876.063.973		8.440.393	
Less: Depreciation charged to operation cost	3.230.500.056	0	9.480.558	0	2.876.063.973	0	8.440.393	0
NET PROFIT BEFORE TAXES		1.524.397.394		4.473.653		2.624.392.897		7.701.813

Marousi, 20 November 2001

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	FINANCIAL MANAGER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	PETROS I. DELIS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No P 578226	ID. No Π 717325

MICHAEL J. MAILLIS S.A. - PACKING SYSTEMS

CONSOLIDATED SUMMARISED BALANCE SHEET AS AT 30 JUNE 2001 (1 JANUARY - 30 JUNE 2001) ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN DRACHMAS AND EURO)

ASSETS	30/06/2001 DRS	30/06/2001 EURO	30/06/2000 DRS	30/06/2000 EURO
B. PRE OPERATING COSTS				
Acquisition Cost	20.015.238.486	58.738.778	11.999.537.488	35.215.077
Less: Depreciation until 30/06/2001	4.834.109.516	14.186.675	3.082.903.976	9.047.407
Net Value	15.181.128.970	44.552.103	8.916.633.512	26.167.670
C. FIXED ASSETS				
Acquisition Cost	49.098.459.770	144.089.390	43.834.947.366	128.642.545
Less: Depreciation until 30/06/2001	15.961.786.861	46.843.102	11.816.206.491	34.677.055
Net Value	33.136.672.909	97.246.288	32.018.740.875	93.965.490
Participation and other long term acquisitions	73.014.720	214.277	87.109.620	255.641
Total Fixed Assets	33.209.687.629	97.460.565	32.105.850.495	94.221.131
D. CURRENT ASSETS				
Inventories	25.111.310.055	73.694.233	18.746.192.074	55.014.504
Receivables	26.651.035.255	78.212.869	21.873.402.684	64.191.937
Securities	2.703.337.369	7.933.492	1.977.559.291	5.803.549
Cash	22.405.113.891	65.752.352	32.051.192.137	94.060.725
Total Current Assets	76.870.796.570	225.592.946	74.648.346.186	219.070.715
E. PREPAYMENTS & ACCRUED INCOME	2.515.377.554	7.381.886	1.622.625.355	4.761.923
GRAND TOTAL ASSETS	127.776.990.723	374.987.500	117.293.455.548	344.221.439

CAPITAL AND LIABILITIES	30/06/2001 DRS	30/06/2001 EURO	30/06/2000 DRS	30/06/2000 EURO
A. CAPITA & RESERVES				
Share Capital (72.433.880 sh. X 250 drs.)	18.108.470.000	53.142.979	18.108.470.000	53.142.979
Share premium reserve	49.522.727.000	145.334.489	49.841.903.969	146.271.178
Differences of revaluation-Investment subsidies	3.002.835.791	8.812.431	2.780.523.818	8.160.011
Reserves	12.984.530.032	38.105.737	6.735.743.767	19.767.407
Retained Profits	4.576.298.223	13.430.075	922.394.621	2.706.954
Exchange differences from translation of subsidiaries	255.672.296	750.322	402.047.286	1.179.889
Profit 1/1-30/6/2001	4.263.877.900	12.513.215	4.137.388.708	12.142.006
Goodwill on acquisition of subsidiaries	(27.298.250.300)	(80.112.253)	(16.047.101.266)	(47.093.474)
Minority interests	191.661.806	562.470	220.883.692	648.228
Total Capital & Reserves	65.607.822.748	192.539.465	67.102.254.595	196.925.178
B. PROVISIONS FOR RISK & EXPENSES	1.350.221.454	3.962.499	816.649.971	2.396.625
C. LIABILITIES				
Long-term Liabilities	25.588.227.986	75.093.846	23.148.589.103	67.934.231
Short-term Liabilities	31.373.948.813	92.073.217	24.066.380.965	70.627.677
Total Liabilities	56.962.176.799	167.167.063	47.214.970.068	138.561.908
D. ACCRUALS & DEFERRED INCOME	3.856.769.722	11.318.473	2.159.580.914	6.337.728
GRAND TOTAL CAPITAL AND LIABILITIES	127.776.990.723	374.987.500	117.293.455.548	344.221.439

NOTES:

1. The companies included in the above consolidation are the following: • M. J. MAILIS S.A. - PACKING SYSTEMS • STRAPTECH S.A. - PACKING SYSTEMS & MATERIALS • BALKAN PACK EOOB (BULGARIA) • M. J. MAILLIS ROMANIA S.A. (ROMANIA) • MARFLEX M. J. MAILLIS GROUP Sp Zoo (POLAND) • M. J. MAILLIS FRANCE SAS (FRANCE) • M. J. MAILLIS ESPANA S.A. (SPAIN) • ROCALU S.A. (SPAIN) • PAYNE STRAPPING SYSTEMS LTD (ENGLAND) • M. J. MAILLIS ALBANIA LTD (ALBANIA) • EUROPACK S.A. (LUXEMBOURG) • SIAT SPA (ITALY) • DANUBIA KFT (HUNGARY) • HELERO BV (HOLLAND) • M. J. MAILLIS CZECH SRO (CZECH) • M. J. MAILLIS SRO SR (SLOVAKIA) • SANDER GMBH (GERMANY) • OY ASTRAP (FINLAND) • CONTIPAK GMBH (AUSTRIA) • COLUMBIA SRL (ITALY) • ASTRAP AB (SWEDEN).
2. The parent company M. J. MAILLIS S.A.-PACKING SYSTEMS and the subsidiary STRAPTECH S.A. - PACKING SYSTEMS & MATERIALS have been tax audited up to the year ended 31 December, 1999.
3. Encumbrances on the company's fixed assets as at 30 June 2001 amounted to drs 455.500.000 (EURO 1.336.757).
4. The results included in the consolidated profit and loss account, which relate to subsidiaries registered in Eastern Europe, have been translated at the average exchange rate of transactions throughout the period1/1-30/6/2001.
5. The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
6. The number of employees of the group as at 30 June, 2001 was 1.706.
7. The group has made the necessary provisions for accrued expenses and accrued income as at 30 June, 2001..
8. The group consistently followed the fundamental accounting principles used in the financial statements for the 2000 year.

CONSOLIDATED SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 30 JUNE 2001

	01/01/2001 - 30/06/2001 DRS		EURO		01/01/2000 - 30/06/2000 DRS		EURO	
I. OPERATING RESULTS								
Turnover (net sales)		43.228.483.577		126.862.754		38.085.867.463		111.770.704
Less: Cost of Sales		31.210.141.527		91.592.491		26.134.257.933		76.696.281
Gross margin profit or (profit)		12.018.342.050		35.270.263		11.951.609.530		35.074.423
Plus: Other operating income		403.378.494		1.183.796		817.655.088		2.399.575
Total		12.421.720.544		36.454.059		12.769.264.618		37.473.998
Less: 1. Administrative expenses	3.497.211.533		10.263.277		2.675.811.583		7.852.712	
3. Distribution expenses	5.261.122.046	8.758.333.579	15.439.830	25.703.107	4.744.633.897	7.420.445.480	13.924.091	21.776.803
Subtotal profit or (profit)		3.663.386.965		10.750.952		5.348.819.138		15.697.195
Plus: 3. Profit from sale of bonds	3.836.238		11.258		14.807.402		43.455	
4. Interest & other similar inc.	164.148.963	167.985.201	481.729	492.987	426.031.547	440.838.949	1.250.276	1.293.731
Less:								
3. Interest & other similar exp.		(721.685.333)		(2.117.932)		(1.412.304.083)		(4.144.693)
Total operating results (profits)		3.109.686.833		9.126.007		4.377.354.004		12.846.233
II. PLUS: EXTRAORDINARY RESULTS								
1. Extraordinary and non-operating income	1.853.092.550		5.438.276		1.733.880.994		5.088.426	
2. Extraordinary profits	459.945		1.350		4.097.085		12.024	
3. Prior year profits	11.898.457	1.865.450.952	34.918	5.474.544	197.013	1.738.175.092	578	5.101.028
Less:								
1. Extraordinary and non-operating expenses	356.540.429		1.046.340		1.183.718.761		3.473.863	
2. Extraordinary loss	282.607.806		829.370		136.508.819		400.613	
3. Prior year expenses	30.127.159	-669.275.394	88.414	(1.964.124)	16.604.748	(1.336.832.328)	48.730	(3.923.206)
Total operating & non-operating results		4.305.862.391		12.636.427		4.778.696.768		14.024.055
LESS:								
Total depreciation	2.879.320.214		8.449.949		2.931.938.185		8.604.367	
Less: Depreciation charged to operation cost	2.837.335.723	41.984.491	8.326.737	123.212	2.320.856.918	611.081.267	6.811.025	1.793.342
NET PROFIT		4.263.877.900		12.513.215		4.167.615.501		12.230.713
LESS:								
Share of minority interest		43.148.089		126.627		30.226.793		88.707
NET PROFIT BEFORE TAXES		4.220.729.811		12.386.588		4.137.388.708		12.142.006

Marousi, 20 August 2001

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLLER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	SOTIRIOS I. LEONARDOS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No Π 325521	ID. No Π 717325

CERTIFIED AUDITOR'S AUDIT CERTIFICATE

To the shareholders of "MICHAEL I. MAILLIS AEBE - Packing Systems"

We have carried out the audit which is required under the provisions of article 6 of PD 360/1985, as amended by article 90 of L 2533/1997, and in accordance with the procedures we believe are appropriate in order to verify that the abridged financial statements of "MJ MAILLIS AEBE - Packing Systems", for the period from 1 January 2001 to 30 June 2001, do not contain errors or omissions which materially affect the consolidated asset structure and the financial position of the company, as well as the consolidated operating results of the parent company and its subsidiaries that are included in the consolidation. The scope of my audit dit not include the subsidiary companies representing 11% of the consolidated assets and 14% of the consolidated turnover. The financial statements of the above subsidiaries have been audited to a large extent by other certified auditors, on whose audit certificates we have placed reliance in order to express the opinion that follows. No audited financial statements are included in the consolidation, representing in total 0.8% and 0.2% of the consolidated assets and turnover, and since they are of minor importance I haven't audited them. The following matters were noted as a result of the audit: 1. Based on interpretation No 205/1988 of the full session of the State Legal Council, the companies that are included in the consolidation have not raised a provision for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. Had the Companies raised a provision in accordance with article 42e of CL 2190/1920 for compensation for employee terminations, the provision would have amounted to GRD 164.000.000 (€ 481.291), of which GRD 141.000.000 (€ 413.793) approximately should have been charged to the operating results of the previous years and GRD 23.000.000 (€ 67.498) should have been charged to the operating results of the period ending 30 June 2001. 2) In accordance to article 37, paragraph 3, of tax decree 2874/2000 the company has included GRD 866.644.061 (€ 2.543.342) in account B4 "Other Pre-Operating Expenses". This amount relates to the net book value of losses incurred from the disposal and year-end re-valuation of investments listed on the Athens Stock Exchange, of which GRD 173.328.812 (€ 508.669) have been charged to the operating results of the period ending 31 December 2000 and GRD 86.664.406 (€ 254.334) have been charged to the operating results of the period ending 30 June 2001. Had the Company followed the requirements set out by CL 2190/1920 the full amount would have been expensed in the period ending 31 December 2000. 3) In accordance to the circular 1112072/11332/1294/8.12.2000 the company has included in account E1 "Deferred Charges", foreign exchange losses incurred by the Company up to 31 December 2000, amounted to GRD 631.519.008 (€ 1.853.321), of which GRD 210.506.336 (€ 617.774) have been charged to the operating results of the period ending 31 December 2000 and GRD 105.253.168 (€ 308.887) to the operating results of the period ending 30 June 2001. Had the Company followed the requirements set out by CL 2190/1920 the full amount would have been expensed in the period ending 31 December 2000. In our opinion, the aforementioned consolidated Financial Statements are in agreement with the CL 2190/1920, subject to the matters mentionned above and the notes appearing on the face of the financial statements, they do not contain errors or omissions which would materially affect the consolidated asset structure and the financial position of the group of companies at 30 June 2001 and the consolidated results before tax for the period then ended, based on the relevant legislation and the accounting standards and procedures applied by the parent company which are generally accepted and do not differ from those applied in the previous period.

Athens, 23 August 2001

Certified Auditor - Accountant

PRICEWATERHOUSECOOPERS

Constantinos Cotsilinis

AM ΣΟΕΛ: 12711

MICHAEL J. MAILLIS S.A. - PACKING SYSTEMS

SUMMARISED BALANCE SHEET AS AT 30 JUNE 2001 (1 JANUARY - 30 JUNE 2001)
ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN DRACHMAS AND EURO)

ASSETES	30/06/2001 DRS	30/06/2001 EURO	30/06/2000 DRS	30/06/2000 EURO
B. PRE OPERATING COSTS				
Acquisition Cost	10.966.074.174	32.182.169	7.051.539.430	20.694.173
Less: Depreciation until 30/06/2001	4.241.968.432	12.448.917	2.688.342.151	7.889.485
Net Value	6.724.105.742	19.733.252	4.363.197.279	12.804.688
C. FIXED ASSETS				
Acquisition Cost	27.802.001.515	81.590.613	22.801.575.020	66.915.847
Less: Depreciation until 30/06/2001	9.680.265.906	28.408.704	6.797.867.224	19.949.720
Net Value	18.121.735.609	53.181.909	16.003.707.796	46.966.127
Participation and other long term acquisitions	22.365.552.962	65.636.252	16.448.447.635	48.271.306
Total Fixed Assets	40.487.288.571	118.818.162	32.452.155.431	95.237.433
D. CURRENT ASSETS				
Inventories	10.156.571.014	29.806.518	7.069.840.953	20.747.882
Receivables	33.182.064.821	97.379.501	28.002.986.079	82.180.443
Securities	1.427.469.187	4.189.198	1.000.000.000	2.934.703
Cash	19.703.630.004	57.824.299	29.063.398.232	85.292.438
Total Current Assets	64.469.735.026	189.199.516	65.136.225.264	191.155.466
E. PREPAYMENTS & ACCURED INCOME	1.800.045.052	5.282.597	1.195.300.523	3.507.852
GRAND TOTAL ASSETS	113.481.174.391	333.033.527	103.146.878.497	302.705.439

CAPITAL AND LIABILITIES	30/06/2001 DRS	30/06/2001 EURO	30/06/2000 DRS	30/06/2000 EURO
A. CAPITAL & RESERVES				
Share Capital (72.433.880 sh. X 250 drs)	18.108.470.000	53.142.979	18.108.470.000	53.142.979
Share premium rreserve	49.522.727.000	145.334.489	49.522.727.000	145.334.488
Differences of valuation-Investmetn subsidies	2.996.843.591	8.794.845	2.801.184.301	8.220.644
Reserves	7.237.920.986	21.241.147	5.094.976.280	14.952.241
Retained Profits	730.175.482	2.142.848	408.852.646	1.199.861
Profit 1/1-30/6/2001	1.634.051.790	4.795.456	1.426.616.867	4.186.697
Total Capital & Reserves	80.230.188.849	235.451.765	77.362.827.094	227.036.910
B. PROVISIONS FOR RISK & EXPENSES	84.732.281	248.664	86.218.398	253.025
C. LIABILITIES				
Long-term Liabillities	16.782.849.988	49.252.678	12.050.380.088	35.364.285
Short-term Liabilities	12.706.880.242	37.290.918	11.980.338.403	35.158.733
Total Liabilities	29.489.730.230	86.543.596	24.030.718.491	70.523.018
D. ACCRUALS & DEFERRED INCOME	3.676.523.031	10.789.503	1.667.114.514	4.892.486
GRAND TOTAL CAPITAL AND LIABILITIES	113.481.174.391	333.033.527	103.146.878.497	302.705.439

NOTES:

1. Net Fixed Asset investments increased approximately drs 1.716.000.000 (EURO 5.035.950) in the period of 1/1-30/6/01.
2. The company has been tax audited up to the year ended 31 December, 1999.
3. Encumbrances on the company's fixed assets as at 30/6/01 amounted to drs 455.500.000 (EURO 1.336.757).
4. The previous fixed assets revaluation of land and buildings was carried out at 2000 n accordance with law 2065/92.
5. The number of employees of the company at 30/06/2001 were 407.
6. The company has made the necessary provisions for accrued expenses and accrued income as at 30/6/01.
7. The company consistently followed the fundamental accounting principles used in financial statements for the 2000 year.
8. The depreciation charge for the period 1/1-30/6/2001 amounted drs 2.292.070.905 (EURO 6.726.547) compared to drs 1.917.284.456 (EURO 5.626.660) for the period 1/1-30/6/2000 and is according allocated as follows: Drs 1.381.807.001 (EURO 4.055.193) to production cost compared to drs 1.238.085.723, (EURO 3.633.414) drs 907.542.670 (EURO 2.663.368) to administration expenses compared to drs 669.588.709 (EURO 1.965.044) and drs 2.721.234 (EURO 7.986) to selling expenses compared to drs 9.610.024 (EURO 28.203).

SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 30 JUNE 2001

	01/01/2001-30/06/2001 DRS		01/01/2001-30/06/2001 EURO		01/01/2000-30/06/2000 DRS		01/01/2000-30/06/2000 EURO	
I. OPERATING RESULTS								
Turnover (net sales)		16.019.711.342		47.013.093		15.056.066.804		44.185.082
Less: Cost of Sales		12.888.458.084		37.823.795		11.187.466.305		32.831.889
Gross margin profit or (loss)		3.131.253.258		9.189.298		3.868.600.499		11.353.193
Plus: Other operating income		107.192.042		314.577		423.096.655		1.241.663
Total		3.238.445.300		9.503.875		4.291.697.154		12.594.856
Less: 1. Administrative expenses	1.332.242.472		3.909.736		1.089.221.369		3.196.541	
3. Distribution expenses	1.572.065.842	2.904.308.314	4.613.546	8.523.282	1.437.320.588	2.526.541.957	4.218.109	7.414.650
Subtotal profit or (loss)		334.136.986		980.593		1.765.155.197		5.180.206
Plus: 3. Profit from sale of bonds	2.950.772		8.660		4.494.807		13.191	
4. Interest & other similar inc.	320.701.426	323.652.198	941.163	949.823	131.107.583	135.602.390	384.762	397.953
Less:								
3. Interest & other similar exp.		(215.260.517)		(631.726)		(715.034.147)		(2.098.413)
Total operating results (profits)		442.528.667		1.298.690		1.185.723.440		3.479.746
II. PLUS: EXTRAORDINARY RESULTS								
1. Extraordinary and non-operating income	1.410.893.295		4.140.553		1.426.380.158		4.186.002	
2. Εκτακτα κέρδη.	459.945		1.350		4.097.085		12.024	
3. Prior year profits	5.563.602	1.416.916.842	16.328	4.158.230	194.284	1.430.671.527	570	4.198.596
Less:								
1. Extraordinary and non-operating expenses	200.107.951		587.257		1.175.115.937		3.448.616	
2. Extraordinary loss	724.355		2.126		3.557.249		10.439	
3. Prior year expenses	24.561.413	(225.393.719)	72.080	(661.464)	11.104.914	(1.189.778.100)	32.590	(3.491.645)
Total operating & non-operating results		1.634.051.790		4.795.456		1.426.616.867		4.186.697
LESS:								
Total depreciation	2.292.070.905		6.726.547		1.917.284.456		5.626.660	
Less: Depreciation charged to operation cost	2.292.070.905	0	6.726.547	0	1.917.284.456	0	5.626.660	0
NET PROFIT BEFORE TAXES		1.634.051.790		4.795.456		1.426.616.867		4.186.697

Marousi, 20 August 2001

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR
MICHAEL J. MAILLIS
ID. No Ξ 020206

CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS
CHARALAMBOS STAVRINOUDAKIS
ID. No Σ 208194

FINANCIAL MANAGER
PETROS I. DELIS
ID. No P 578226

ACCOUNTING MANAGER
NIKOLAOS V. MAROULIS
ID. No Π 717325

CERTIFIED AUDITOR'S AUDIT CERTIFICATE
To the shareholders of "MICHAEL I MAILLIS AEBE - Packing Systems"

We have carried out the audit which is required under the provisions of articel 6 of PD 360/1985, as amended by article 90 of L 2533/1997, and in accordance with the procedures we believe are appropriate in order to verify that the abridged financial statements of "MJ MAILLIS AEBE - Packing Systems", for the period from 1 January 2001 to 30 June 2001, do not contain errors or omissions which materially affect the asset structure and the financial position of the company, as well as the operating results included therein. All books and records maintained by the Company have been made available to us and we have been given all the information and explanations, which we have requested for the purposes of the audit. The Company's accounts have been prepared in accordance with Greek Generally Accepted Accounting Principles. There has been no change in the stock valuation principles compared to the prior year and the production cost is calculated in accordance with the generally accepted cost accounting principles. The following matters were noted as a result of the audit: 1) Based on interpretation No 205/1988 of the full session of the State Legal Council, the company has not raised a provision for retirement settlement, as none of the employees will obtain pension rights before the end of the forthcoming year. Had the Company raised a provision in accordance with article 42e of CL 2190/1920 for compensation for employee terminations, the provision would have amounted to GRD 147.000.000 (€ 431.401), of which GRD 128.000.000 (€ 375.642) approximately should have been charged to the operating results of the previous years and GRD 19.000.000 (€ 55.759) should have been charged to the operating results of the period ending 30 June 2001. 2) In accordance to article 37, paragraph 3, of tax decree 2874/2000 the company has included GRD 866.644.061 (€ 2.543.342) in account B4 "Other Pre-Operating Expenses". This amount relates to the net book value of losses incurred from the disposal and year-end re-valuation of investments listed on the Athens Stock Exchange, of which GRD 173.328.812 (€ 508.669) have been charged to the operating results of the period ending 31 December 2000 and GRD 86.664.406 (€ 254.334) have been charged to the operating results of the period ending 30 June 2001. Had the Company followed the requirements set out by CL 2190/1920 the full amount would have been expensed in the period ending 31 December 2000. 3) In accordance to the circular 1112072/11332/1294/8.12.2000 the company has included in account E1 "Deferred Charges", foreign exchange losses incurred by the Company up to 31 December 2000, amounted to GRD 631.519.008 (€ 1.853.321), of which GRD 210.506.336 (€ 617.774) have been charged to the operating results of the period ending 31 December 2000 and GRD 105.253.168 (€ 308.887) to the operating results of the period ending 30 June 2001. Had the Company followed the requirements set out by CL 2190/1920 the full amount would have been expensed in the period ending 31 December 2000. In our opinion, the aforementioned Financial Statements are in agreement with the books and records of the company, subject to the matters mentioned above and the notes appearing on the face of the financial statements, they do not contain errors or omissions which would materially affect the asset structure and the financial position of the company at 30 June 2001 and the results before tax for the period then ended, based on the relevant legislation and the accounting standards and procedures applied by the company which are generally accepted and do not differ from those applied in the previous period.

Athens, 23 August 2001
Certified Auditor-Accountant

PRICEWATERHOUSECOOPERS

Constantinos Cotsilinis
AM ΣΟΕΛ: 12711

MICHAEL J. MAILLIS S.A. - PACKING SYSTEMS

CONSOLIDATED SUMMARISED BALANCE SHEET AS AT 31 MARCH 2001 (1 JANUARY - 31 MARCH 2001)
ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN DRACHMAS AND EURO)

ASSETS	31/03/2001 DRS	31/03/2001 EURO	31/03/2000 DRS.	31/03/2000 EURO
B. PRE OPERATING COSTS				
Acquisition Cost	22.216.650.230	65.199.267	19.036.802.831	55.867.360
Less: Depreciation until 31/03/2001	4.077.117.366	11.965.128	3.278.757.919	9.622.180
Net Value	18.139.532.864	53.234.139	15.758.044.912	46.245.179
C. FIXED ASSETS				
Acquisition Cost	55.052.918.222	161.563.957	32.442.274.121	95.208.435
Less: Depreciation until 31/03/2001	16.080.135.641	47.190.420	10.630.454.828	31.197.226
Net Value	38.972.782.581	114.373.537	21.811.819.293	64.011.208
Participation and other long term acquisitions	73.014.869	214.277	1.195.284.853	3.507.806
Total Fixed Assets	39.045.797.450	114.587.813	23.007.104.146	67.519.014
D. CURRENT ASSETS				
Inventories	22.547.271.721	66.169.543	15.355.750.241	45.064.564
Receivables	29.619.247.368	86.923.690	72.441.636.386	212.594.678
Securities	1.725.230.430	5.063.039	2.353.089.839	6.905.619
Cash	26.399.740.181	77.475.393	3.857.136.087	11.319.548
Total Current Assets	80.291.489.700	235.631.665	94.007.612.553	275.884.410
E. PREPAYMENTS & ACCRUED INCOME	1.686.288.850	4.948.757	920.112.190	2.700.256
GRAND TOTAL ASSETS	139.163.108.864	408.402.374	133.692.873.801	392.348.859

CAPITAL AND LIABILITIES	31/03/2001 DRS	31/03/2001 EURO	31/03/2000 DRS	31/03/2000 EURO
A. CAPITA & RESERVES				
Share Capital (72.433.880 sh. X 250 drs.)	18.108.470.000	53.142.979	18.108.470.000	53.142.979
Share premium reserve	49.522.727.000	145.334.489	52.892.776.212	155.224.582
Differences of revaluation-Investment subsidies	3.002.835.791	8.812.431	2.951.184.301	8.660.849
Reserves	13.339.098.743	39.146.291	7.419.709.208	21.774.642
Retained Profits	4.607.483.496	13.521.595	720.525.218	2.114.527
Συν/κή διαφορά δραχ. μετατροπών	393.707.060	1.155.414	206.636.064	606.421
Profit 1/1-31/3/2001	2.172.586.581	6.375.896	1.673.380.273	4.910.874
Αναμορφώσεις ενοποίησης				
Διαφορές ενοποίησης	(12.619.221.349)	(37.033.665)	(8.804.535.136)	(25.838.694)
Δικαιώματα μειοψηφίας	196.198.739	575.785	(227.908.929)	(668.845)
Total Capital & Reserves	78.723.886.402	231.031.214	74.940.239.211	219.927.334
B. PROVISIONS FOR RISK & EXPENSES	1.349.855.569	3.961.425	204.172.293	599.185
C. LIABILITIES				
Long-term Liabilities	25.323.569.163	74.317.151	19.667.225.192	57.717.452
Short-term Liabilities	32.293.711.389	94.772.447	37.403.297.478	109.767.564
Total Liabilities	57.617.280.551	169.089.598	57.070.522.670	167.485.026
D. ACCRUALS & DEFERRED INCOME	1.472.086.342	4.320.136	1.477.939.627	4.337.314
GRAND TOTAL CAPITAL AND LIABILITIES	139.163.108.864	408.402.374	133.692.873.801	392.348.859

NOTES:

1. The companies included in the above consolidation are the following: • M. J. MAILIS S.A. - PACKING SYSTEMS • STRAPTECH S.A. - PACKING SYSTEMS & MATERIALS • BALKAN PACK EOOB (BULGARIA) • M. J. MAILLIS ROMANIA S.A. (ROMANIA) • MARFLEX M. J. MAILLIS GROUP Sp Zoo (POLAND) • M. J. MAILLIS FRANCE SAS (FRANCE) • M. J. MAILLIS ESPANA S.A. (SPAIN) • ROCALU S.A. (SPAIN) • PAYNE STRAPPING SYSTEMS LTD (ENGLAND) • M. J. MAILLIS ALBANIA LTD (ALBANIA) • EUROPACK S.A. (LUXEMBOURG) • SIAT SPA (ITALY) • DANUBIA KFT (HUNGARY) • HELERO BV (HOLLAND) • M. J. MAILLIS CZECH SRO (CZECH) • M. J. MAILLIS SRO SR (SLOVAKIA) • SANDER GMBH (GERMANY) • OY ASTRAP (FINLAND) • CONTIPAK GMBH (AUSTRIA) • COLUMBIA SRL (ITALY) • ASTRAP AB (SWEDEN).
2. The parent company M. J. MAILLIS S.A.-PACKING SYSTEMS and the subsidiary STRAPTECH S.A. - PACKING SYSTEMS & MATERIALS have been tax audited up to the year ended 31 December, 1999.
3. Encumbrances on the company's fixed assets as at 31 March 2001 amounted to drs 455.500.000.
4. The results included in the consolidated profit and loss account, which relate to subsidiaries registered in Eastern Europe, have been translated at the average exchange rate of transactions throughout the year ended 31 March, 2001.
5. The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
6. *The number of employees of the group as at 31 March, 2001 was 1610.*
7. The group consistently followed the fundamental accounting principles used in the financial statements for the 2000 year.
8. The group has made the necessary provisions for accrued expenses and accrued income as at 31 March, 2001.

CONSOLIDATED SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 31 MARCH 2001

	01/01/2001 - 31/03/2001 DRS		01/01/2001 - 31/03/2001 EURO		01/01/2000 - 31/03/2000 DRS		01/01/2000 - 31/03/2000 EURO	
I. OPERATING RESULTS								
Turnover (net sales)		22.487.655.082		65.994.586		14.597.354.583		42.838.898
Less: Cost of Sales		16.221.896.231		47.606.445		10.041.919.302		29.470.049
Gross margin profit or (profit)		6.265.758.851		18.388.140		4.555.435.281		13.368.849
Plus: Other operating income		138.006.089		405.007		420.383.353		1.233.700
Total		6.403.764.940		18.793.147		4.975.818.634		14.602.549
Less: 1. Administrative expenses	1.931.517.863		5.668.431		1.318.489.246		3.869.374	
3. Distribution expenses	2.629.316.618	4.560.834.481	7.716.263	13.384.694	1.708.201.189	3.026.690.435	5.013.063	8.882.437
Subtotal profit or (profit)		1.842.930.459		5.408.453		1.949.128.199		5.720.112
Plus: 3. Profit from sale of bonds	3.201.610		9.396		3.310.728		9.716	
4. Interest & other similar inc.	236.860.890	240.062.500	695.116	704.512	101.630.712	104.941.440	298.256	307.972
Less:								
3. Interest & other similar exp.	576.278.798	(576.278.798)	1.691.207	(1.691.207)	(661.771.981)	(661.771.981)	(1.942.104)	(1.942.104)
Total operating results (profits)		1.506.714.160		4.421.758		1.392.297.658		4.085.980
II. PLUS: EXTRAORDINARY RESULTS								
1. Extraordinary and non-operating income	859.690.814		2.522.937		490.366.711		1.439.081	
3. Prior year profits	3.954.817		11.606		2.729		8	
4. Writeback of provision	1.870.482	865.516.113	5.489	2.540.033	24.200	490.393.640	71	1.439.160
Less:								
1. Extraordinary and non-operating expenses	175.076.328		513.797		192.959.336		566.278	
2. Extraordinary loss	0		0		10.729.751		31.489	
3. Prior year expenses	13.200.331	(188.276.659)	38.739	(552.536)	4.513.434	(208.202.521)	13.246	(611.013)
Total operating & non-operating results		2.183.953.615		6.409.255		1.674.488.777		4.914.127
LESS:								
Total depreciation	1.313.019.131		3.853.321		1.290.469.449		3.787.144	
Less: Depreciation charged to operation cost	1.313.019.131	0	3.853.321	0	1.290.469.449	0	3.787.144	0
NET PROFIT		2.183.953.615		6.409.255		1.674.488.777		4.914.127
LESS:								
Share of minority interest		11.367.034		33.359		1.108.504		3.253
NET PROFIT BEFORE TAXES		2.172.586.581		6.375.896		1.673.380.273		4.910.874

Marousi, 21 May 2001

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLLER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	SOTIRIOS I. LEONARDOS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No Π 325521	ID. No Π 717325

ΚΡΟΝΟΣ Α.Ε.



MICHAEL J. MAILLIS S.A. - PACKING SYSTEMS

SUMMARISED BALANCE SHEET AS AT 31 MARCH 2001 (1 JANUARY - 31 MARCH 2001)
ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN DRACHMAS AND EURO)

ASSETS	31/03/2001 DRS	31/03/2001 EURO	31/03/2000 DRS	31/03/2000 EURO
B. PRE OPERATING COSTS				
Acquisition Cost	10.121.012.596	29.702.165	6.387.284.704	18.744.783
Less: Depreciation until 31/03/2001	3.801.611.107	11.156.599	2.363.342.151	6.935.707
Net Value	6.319.401.489	18.545.566	4.023.942.553	11.809.076
C. FIXED ASSETS				
Acquisition Cost	26.639.380.462	78.178.666	22.333.533.108	65.542.284
Less: Depreciation until 31/03/2001	8.966.563.966	26.314.201	6.198.604.721	18.191.063
Net Value	17.672.816.496	51.864.465	16.134.928.387	47.351.221
Participation and other long term acquisitions	19.484.141.133	57.180.165	16.019.724.430	47.013.131
Total Fixed Assets	37.156.957.629	109.044.630	32.154.652.817	94.364.352
D. CURRENT ASSETS				
Inventories	7.946.855.290	23.321.659	7.389.939.553	21.687.277
Receivables	33.746.165.709	99.034.969	69.626.292.878	204.332.481
Securities	1.031.472.094	3.027.064	2.000.000.000	5.869.406
Cash				
Total Current Assets	66.471.675.292	195.074.616	80.766.828.778	237.026.644
E. PREPAYMENTS & ACCRUED INCOME	1.058.525.852	3.106.459	706.552.067	2.073.520
GRAND TOTAL ASSETS	111.006.560.262	325.771.270	117.651.976.215	345.273.591

CAPITAL AND LIABILITIES	31/03/2001 DRS	31/03/2001 EURO	31/03/2000 DRS	31/03/2000 EURO
A. CAPITAL & RESERVES				
Share Capital (72.433.880 sh. X 250 drs.)	18.108.470.000	53.142.979	18.108.470.000	53.142.979
Share premium reserve	49.522.727.000	145.334.489	49.522.727.000	145.334.489
Differences of revaluation-Investment subsidies	2.996.843.591	8.794.845	2.951.184.301	8.660.849
Reserves	7.237.920.986	21.241.147	5.629.626.797	16.521.282
Retained Profits	730.175.482	2.142.848	408.852.646	1.199.[illegible]
Profit 1/1-31/3/2001	892.460.981	2.619.108	839.791.386	2.464.538
Total Capital & Reserves	79.488.598.040	233.275.416	77.460.652.130	227.323.997
B. PROVISIONS FOR RISK & EXPENSES	86.218.398	253.025	86.138.710	252.792
C. LIABILITIES				
Long-term Liabilities	16.782.849.988	49.252.678	11.344.128.361	33.291.646
Short-term Liabilities	13.257.253.155	38.906.099	27.423.673.752	80.480.334
Total Liabilities	30.040.103.143	88.158.777	38.767.802.113	113.771.980
D. ACCRUALS & DEFERRED INCOME	1.391.640.681	4.084.052	1.337.383.262	3.924.822
GRAND TOTAL CAPITAL AND LIABILITIES	111.006.560.262	325.771.270	117.651.976.215	345.273.591

NOTES:
1. Net Fixed Asset investments increased approximately drs. 536.000.000 in the period of 1 January to March 2001.
2. The company has been tax audited up to the year ended 31 December, 1999.
3. Encumbrances on the company's fixed assets as at 31 March, 2001 amounted to drs 455.500.000.
4. The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
5. The number of employees of the company at March, 2001 were 401.
6. The company has made the necessary provisions for accrued expenses and accrued income as at 31 March 2001.
7. The company consistently followed the fundamental accounting principles used in financial statements for the 2000 year.
8. The depreciation charge for the period 1.1-31.3.2001 amounted Drs 1.125.591.044 compared to Drs 957.747.663 for the period 1.1-31.3.2000 and is accordingly allocated as follows: Drs 670.943.033 to production cost compared to Drs 618.622.942, Drs 452.336.475 to administration expenses compared to Drs 334.357.746 and Drs 2.311.536 to selling expenses compared to Drs 4.766.975.

SUMMARISED PROFIT AND LOSS ACCOUNT FOR THE PERIOD 1 JANUARY - 31 MARCH 2001

	01/01/2001-31/03/2001 DRS		01/01/2001-31/03/2001 EURO		01/01/2000-31/03/2000 DRS		01/01/2000-31/03/2000 EURO	
I. OPERATING RESULTS								
Turnover (net sales)		8.092.706.247		23.749.688		6.597.695.463		19.362.276
Less: Cost of Sales		6.335.223.254		18.591.998		4.864.118.629		14.274.743
Gross margin profit or (loss)		1.757.482.993		5.157.690		1.733.576.834		5.087.533
Plus: Other operating income		30.502.063		89.514		374.171.402		1.098.082
Total		1.787.985.056		5.247.205		2.107.748.236		6.185.615
Less: 1. Administrative expenses	683.364.016		2.005.470		530.907.233		1.558.055	
3. Distribution expenses	813.998.202	1.497.362.218	2.388.843	4.394.313	660.644.970	1.191.552.203	1.938.797	3.496.852
Subtotal profit or (loss)		290.622.838		852.892		916.196.033		2.688.763
Plus: 3. Profit from sale of bonds	2.611.509		7.664		2.398.091		7.038	
4. Interest & other similar inc.	194.337.656	196.949.165	570.323	577.987	9.290.944	11.689.035	27.266	34.304
Less:								
3. Interest & other similar exp.		(197.887.894)		(580.742)		(371.193.440)		(1.089.342)
Total operating results (profits)		289.684.109		850.137		556.691.628		1.633.725
II. PLUS: EXTRAORDINARY RESULTS								
1. Extraordinary and non-operating income	735.274.248		2.157.811		474.642.649		1.392.935	
3. Prior year profits	3.954.817		11.606		---		---	
4. Writeback of provision	---	739.229.065	---	2.169.418	24.200	474.666.849	71	1.393.006
Less:								
1. Extraordinary and non-operating expenses	127.922.217		375.414		187.058.363		548.961	
2. Extraordinary loss	500.091		1.468		0		0	
3. Prior year expenses	8.029.885	(136.452.193)	23.565	(400.447)	4.508.728	(191.567.091)	13.232	(562.192)
Total operating & non-operating results		892.460.981		2.619.108		839.791.386		2.464.538
LESS:								
Total depreciation	1.125.591.044		3.303.275		957.747.663		2.810.705	
Less: Depreciation charged to operation cost	1.125.591.044	0	3.303.275	0	957.747.663	0	2.810.705	0
NET PROFIT BEFORE TAXES		892.460.981		2.619.108		839.791.386		2.464.538

Marousi, 5 May 2001

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	FINANCIAL MANAGER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	PETROS I. DELIS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No P 578226	ID. No Π 717325

ΚΡΟΝΟΣ Α.Ε.

MICHAEL J. MAILLIS S.A.
PACKING SYSTEMS

ANNEX

TO THE CONSOLIDATED FINANCIAL STATEMENTS OF M.J.MAILLIS S.A. AND OF ITS AFFILIATED ENTERPRISES STRAPTECH S.A., M.J. MAILLIS BULGARIA EOOD, M.J.MAILLIS ROMANIA HELERO BV., M.J.MAILLIS FRANCE SAS, MARFLEX M.J. MAILLIS GROUP SPZOO, M.J.MAILLIS ESPANA, ROCALU SA, M.J.MAILLIS CZECH SRO, M.J.MAILLIS ALBANIA, DANUBIA PACK M.J. MAILLIS GROUP KFT, EUROPACK S.A., COLUMBIA SRL, CONTIPAK GMBH, OY ASTRAP AB, M.J. MAILLIS SWEDEN AB, MAILLIS HOLDING GMBH, PAYNE STRAPPING SYSTEMS LTD, UNITED PACKAGING PLC, SAMUEL STRAPPING SYSTEMS LTD, CERBERE SOVAREC SA, CERBERE AGRAVIT SA, SIAT SPA, AR.TE SRL, GRAMEGNA SPA, SICME SRL, IPE CORPORATION, COMBI PACKAGING SYSTEMS, MEGA SRL TAM SRL, SIAT USA, CONTIPAK GMBH & CO KG, NYDENS FORPACKING AB, MAILLIS SANDER GMBH, SANDER GMBH & CO KG, SANDER NV AS AT 31ST DECEMBER 2001.

According to the provisions of L.2190/1920 and specifically the provisions of article 107 and the provisions referred to therein, we provide the following information with regard to the consolidated financial statements.

1. INFORMATION REGARDING THE CONSOLIDATED COMPANIES

1.1 **Article 107, para 1b:** Information on the companies consolidated by the "total incorporation" method.

	Name	Registered office	Participating interest of M.J.Maillis S.A company in the capital of the subsidiary company	Participating interest of consolidated enterprises other than the M.J.Maillis S.A company or of persons acting on behalf of these enterprises	Relationship dictating the consolidation: a) Relationship of M.J.Maillis S.A – subsidiary company (art.42e para 5a) b) Single management or same directors, etc. (art.96 para 1)
1)	STRAPTECH SA	Greece	99.00%	None	A
2)	M.J. MAILLIS BULGARIA EOOD	Bulgaria	100.00%	None	A
3)	M.J. MAILLIS ROMANIA	Rumania	81.00%	None	A
4)	HELERO BV	The Netherlands	100.00%	None	A
5)	M.J. MAILLIS FRANCE SAS	France	99.99%	None	A
6)	MARFLEX M.J. MAILLIS GROUP SPZOO	Poland	100.00%	None	A
7)	M.J. MAILLIS ESPANA	Spain	100.00%	None	A
8)	ROCALU SA	Spain	100.00%	None	A
9)	M.J. MAILLIS CZECH SRO	Czech Republic	100.00%	None	A
10)	M.J. MAILLIS ALBANIA	Albania	100.00%	None	A
11)	DANUBIA PACK M.J. MAILLIS GROUP KFT	Hungary	100.00%	None	A
12)	EUROPACK SA	Luxembourg	100.00%	None	A
13)	COLUMBIA SRL	Italy	60.00%	None	A
14)	CONTIPAK GMBH	Austria	100.00%	None	A
15)	OY ASTRAP AB	Finland	100.00%	None	A
16)	M.J. MAILLIS SWEDEN AB	Sweden	100.00%	None	A
17)	MAILLIS HOLDING GMBH	Germany	100.00%	None	A
18)	PAYNE STRAPPING SYSTEMS LTD	England	100.00%	None	A
19)	UNITED PACKAGING PLC	England	100.00%	None	A
20)	SAMUEL STRAPPING SYSTEMS LTD	England	100.00%	None	A
21)	CERBERE SOVAREC SA	France	99.99%	None	A
22)	CERBERE AGRAVIT SA	France	99.72%	None	A
23)	SIAT SPA	Italy	100.00%	None	A
24)	AR.TE SRL	Italy	100.00%	None	A
25)	GRAMEGNA SPA	Italy	100.00%	None	A
26)	SICME SRL	Italy	60.00%	None	A
27)	IPE CORPORATION	USA	100.00%	None	A
28)	COMBI PACKAGING SYSTEMS	USA	50.00%	None	A

29)	MEGA SRL	Italy	70.00%	None	A
30)	TAM SRL	Italy	71.00%	None	A
31)	SIAT USA	USA	100.00%	None	A
32)	CONTIPAK GMBH & CO KG	Austria	100.00%	None	A
33)	NYDENS FORPACKING AB	Sweden	100.00%	None	A
34)	MAILLIS SANDER MBH	Germany	100.00%	None	A
35)	SANDER GMBH & CO KG	Germany	100.00%	None	A
36)	SANDER NV	Belgium	100.00%	None	A

1.2 **Article 107, para 1d:** Information on the companies incorporated by the "net worth" method.
No companies were incorporated by the foregoing method.

1.3 **Article 107, para 1c and 97:** Information on the companies which were not consolidated for being of secondary interest.
Not applicable.

1.4 **Article 107, para 1c and 98:** Information on the companies which were not consolidated, for doing business other than that of the other companies of the Group.
There were no companies which were not consolidated for doing business other than that of the other companies of the Group.

1.5 **Article 107, para 1e:** Information on the companies in which the consolidating companies (see para 1.1 above) and the companies exempt from consolidation (see para 1.4 above) hold indirectly or via third parties a total share of more than 10% of their capital.
There were no such companies.

1.6 **Article 104, para 7:** Closing date

The closing date of all consolidated financial statements is the closing date of the holding company, 31.12.2001.

1.7 **Article 104, para 9:** Changes in the composition of all consolidated enterprises in the course of the financial year 2001.

In the course of the year 2001 the M.J.MAILLIS Group acquired the companies UNITED PACKAGING PLC, SAMUEL STRAPPING SYSTEM LTD, MEGA SRL, TAM SRL.

2. INFORMATION REGARDING ASSETS

2.1 **Article 105, para 3 and article 107, para 1:** The assets of the enterprises included in the consolidation have been valuated according to the valuation rules of article 42e, para 14 and of article 43 without any deviation.
The totality of assets and liabilities, save for the share capital, was valuated at the exchange rate of 31/12/2001.
The share capital of the subsidiaries was valuated at the exchange rate of the initial settlement date.
The operating results were valuated at the mean exchange rate for the year 2001.

2.2 **Article 107, para 1jc:** Advances and credits of Board members.
None.

3. INFORMATION REGARDING LIABILITIES AND PROVISIONS

3.1 **Article 107, para 1a:** The Group has made no provision for compensation of retiring staff members in the order of GRD 179,360,000 based on opinion 205/88 of the plenary of the Legal Consultants to the Management and of article 10 of L. 2065/92, for no staff member could establish a right to pension through to the end of the following financial year.

3.2 **Article 107, para 1a:** To cover any loss from doubtful debts, the group has made provision in the order of GRD 246,700,000.

3.3 Article 107, para 1f: Long-term liabilities of more than 5 years.
a) SIAT SPA 17,000,000,000 Italian lire.
b) SANDER GMBH & CO KG 1,800,000 Euro

3.4 Article 107, para 1f: Liabilities covered by collateral security.

The liabilities of the consolidating companies, in detail per bank, covered by:
collateral security on the industries/factories of the holding company are as follows:

BANK	MORTGAGES	PRENOTATIONS	GRD Total
COMMERCIAL BANK INOFITA	500,000	455,000,000	455,500,000

3.5 Article 107, para g: Assumed liabilities not shown in the consolidated balance-sheet.
None.

3.6 Article 107, para 1ja: Any substantial tax amounts due and owing and tax amounts that may arise and be debited to the ending financial year and to the previous financial years not appearing under the liabilities and provisions.
Of the companies constituting the consolidated balance-sheet the holding company M.J. MAILLIS S.A. has been audited for taxation through to the accounting year 1999.

Of the subsidiaries:

a) BALKAN FOOD has been tax audited through to FY 1996.
b) M.J. MAILLIS ROMANIA SA has been tax audited through to FY 1999.
c) STRAPTECH SA has been tax audited through to FY 1999.
d) M.J. MAILLIS ESPANA SA has been tax audited through to the FY 1998.
e) MARFLEX M.J. MAILLIS GROUP Sp Zoo has not been tax audited from its establishment in 1997 to date
f) M.J. MAILLIS ALBANIA LTD has not been tax audited from its establishment in 1999 to date.
g) ROCALU SA has not been tax audited from its establishment to date.
h) PAYNE STRAPPING SYSTEMS LTD has not been tax audited from its establishment in 1999 to date
i) M.J. MAILLIS FRANCE SAS has not been taxaudited from its establishment in 1998 to date.
j) SIAT SPA has not been tax audited through to FY 1998.
ja) CONTIPACK GMBH has been tax audited through to FY 1994.
jb) DANUBIA PACK M.J. MAILLIS GROUP PACKING SYSTEMS LTD has been tax audited through to FY 1999
jc) M.J. MAILLIS CZECH SRO has not been tax audited since its establishment.

4. INFORMATION ON THE OPERATING RESULTS

4.1 Article 107, para 1h: The consolidated turnover amounts to GRD 92,291,044,978 and is broken down per class of activity and geographical area as follows:

Industrial activity			
- domestic	GRD	4,432,730,846	
-abroad	GRD	64,189,057,598	68,621,788,444
Commercial activity			
- domestic	GRD	3,214,496,808	
-abroad	GRD	20,454,759,726	23,669,256,534
			92,291,044,978

4.2 Article 107, para 10: The average number of staff employed in the course of the financial year 2001 by the consolidated enterprises per class is as follows:

-Salaried	1,055
-Wage-earners	920
	1,975

Compensation and other staff expenses amounted to GRD 15,843,570,086

4.3 Article 105, para 5: No additional depreciation was calculated for the consolidated companies and no extraordinary provisions were made for taxation purposes.

4.4 Article 107, para 1jb: The amounts paid in the course of the financial year as emoluments to members of management, administrative and overseeing boards of the holding company for the performance of their duties, both in the holding as well as in the affiliated enterprises, together with any liabilities for the compensation thereof due to retirement are the following:

- Board member salaries and emoluments GRD 106,176,181

No other amounts, save for the above, in any form, were given to members of the Board of M.J. MAILLIS SA.

5. DEVIATIONS FROM APPLICABLE LAW

(Articles 101 to 107, para's 1 and 2)

5.1 Article 100 para 5: *Deviations from the provisions of articles 101 to 107, para's 1 & 2).*

The true picture of the structure of assets, of the financial standing and of the operating results of the consolidated enterprises in the sense of para 3 of article 100 has called for the following departures:
- According to the provisions of article 103, para 3 the total of positive and negative consolidation differences, if debit, appears in the category "other intangible assets" and if credit, in the category "equity capital" of the consolidated balance sheet. The consolidation of M.J. MAILLIS SA with the companies mentioned in para 1.1 by the total incorporation method resulted in debit "consolidation differences" which, for the purposes of presenting the financial statements more accurately, were included in the liabilities of the consolidated balance sheet, were subtracted from the equity capital and under the distinguishing title "consolidation differences".

BREAKDOWN OF CONSOLIDATION DIFFERENCES AS AT 31/12/2001

Name	CONSOLIDAT. DIFFERENCES
STRAPTECH SA	-79,195,014
M.J. MAILLIS BULGARIA EOOD	110,723,731
M.J. MAILLIS ROMANIA	48,676,787
HELERO BV	135,071,071
M.J. MAILLIS FRANCE SAS	533,739,787
MARFLEX M.J. MAILLIS GROUP SPZOO	4.095,518,978
M.J. MAILLIS ESPANA	1,720,010,539
ROCALU SA	599,826,494
M.J. MAILLIS CZECH SRO	146,765,125
M.J. MAILLIS ALBANIA	-1,341,317
DANUBIA PACK M.J. MAILLIS GROUP KFT	82,753,590
EUROPACK SA	16,313,102,795
COLUMBIA SRL	385,133,373
CONTIPAK GMBH	740,438,908
OY ASTRAP AB	147,333,415
M.J. MAILLIS SWEDEN AB	57,521,460

MAILLIS HOLDING GMBH	5,527,730,456
	30,563,810,178
OMS MAILLIS AMERICA	56,798,000
SANDER PACKAGING	238,140,000
	294,938,000
TOTAL	**30,858,748,178**

5.2 Article 104, para 4: deletion of (profit or loss) results arising from transactions between consolidated companies. **The results arising from transactions between the companies which were consolidated have been deleted.**

5.3 Article 107 para 1d: Other information on special provisions of applicable law considered necessary for providing more complete information to interested parties with regard to the companies consolidated by the "full consolidation" method, as well as for those shown by the "net worth" method.

Capital Increases:
In the present financial year 2001 the following companies increased their share capital.

	AMOUNT OF INCREASE GRD	**AMOUNT OF INCREASE EURO**
STRAPTECH SA	247,500,000	726,339
M.J. MAILLIS ESPANA	442,971,314	1,299,989
HELERO BV	2,141,613,750	6,285,000
MARFLEX M.J. MAILLIS GROUP SPZOO	1,260,775,000	3,700,000
M.J. MAILLIS CZECH SRO	674,606,215	1,979,769
DANUBIA PACK M.J. MAILLIS GROUP KFT	437,224,612	1,283,124
MAILLIS HOLDING GMBH	7,249,456,250	21,275,000
M.J. MAILLIS ALBANIA	18,138,784	53,232
SANDER PACKAGING	231,938,412	680,670
TOTAL	**12,704,224,337**	**37,283,124**

Aside from the above, no further relevant information is required.

Athens, 26 February 2002

M.J. MAILLIS CHAIRMAN OF THE BOARD & CEO	CHAR. STAVRINOUDAKIS GROUP CFO & MEMBER OF THE BOARD	SOT. LEONARDOS GROUP FINANCIAL CONTROLLER	NIK. MAROULIS CHIEF ACCOUNTANT
I.C.N. Φ 020206	I.C.N. Σ 208194	I.C.N. Π 325521	I.C.N. Π 717325

CERTIFICATION

It is hereby certified that the foregoing annex consists of (6) pages, is the annex referred to in the audit certificate of the consolidated financial statements which was furnished on 27/2/2001.

Athens, 27 February 2002

THE CERTIFIED AUDITOR - ACCOUNTANT

KONSTANTINOS KOTSILINIS
CABRN 12711

DIRECTORS' REPORT OF THE BOARD OF DIRECTORS OF M.J. MAILLIS S.A. TO THE ORDINARY GENERAL MEETING ON THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR 2001

Dear Shareholders,
According to article 107 para 3 of C.L. 2190/1920, as superseded by article 35 of P.D. 409/86, we are hereby submitting to your General Meeting the annexed consolidated financial statements of the company for the financial year 1-1-2001 to 31-12-2001 together with our notes thereupon and ask you to approve them.

I. BALANCE SHEET		Amounts in GRD thous. 2001		Amounts in GRD thous. 2000
ASSETS				
The assets amount to		124,963,847		135,918,577
LIABILITIES				
The liabilities amount				
to equity capital		52,661,001		70,869,082
- Provisions and Liabilities		72,302,846		65,049,495
		124,963,847		135,918,577
BREAKDOWN OF ASSETS				
B. Formation expenses	18,929,284		15,273,905	
Less: Depreciation	6,277,222	12,652,062	3,839,274	11,434,631
C. Fixed assets	66,595,709		53,317,958	
Less: Depreciation	23,772,210	42,823,499	14,036,873	39,281,085
D. Current assets				
(less bank & cash)		56,191,822		47,777,306
Bank & Cash		12,007,018		35,983,895
E. Transitory asset accounts		1,289,446		1,441,660
		124,963,847		135,918,577
Liabilities are broken down into:				
A. EQUITY CAPITAL				
I. Paid-up share capital		18,108,470		18,108,470
II. Share premium		49,522,727		49,822,454
III. Reval. Differ. Investment				
Subsidies		4,156,456		3,002,836
IV. Reserve				
1. Statutory Reserve	1,659,962		1,578,692	
2. Sundry Reserves	9,442,284	11,102,246	7,294,525	8,873,217
Equity		-2,523,804		0
V. Profit carried forward		-27,705,094		-8,937,895
Total equity capital		52,661,001		70,869,082
B. PROVISIONS FOR RISKS & EXPENSES		1,724,441		1,132,694
C. LIABILITIES				
I. Long-term		25,269,000		28,427,778
II. Short-term		44,990,842		35,244,679
		70,259,842		63,672,457
D. TRANSITORY LIABILITY ACCOUNTS		318,563		244,344
GRAND TOTAL LIABILITIES		124,963,847		135,918,577

2. PROFIT & LOSS ACCOUNT

A. TURNOVER (*)	Amounts in GRD thous. 2001	Amounts in GRD thous. 2000
Sale of Products - Merchandise & Services	92,291,045	78,205,296
LESS: COST OF GOODS SOLD	67,146,867	55,442,944
GROSS OPERATING PROFIT	25,144,178	22,762,352
NET PROFIT BEFORE TAXES	8,821,619	9,345,811

(*) Of the foregoing sales, the GRD amount of 26,671,073,710 regards sales abroad of the holding company M.J. MAILLIS S.A. For these sales special expenses were incurred according to article 31 para 2 of L. 2238/94 to the GRD amount of 143,346,946.

NOTE

1) Depreciation amounted to GRD 6,420,728,409 of which GRD 6,420,728,409 were incorporated into the operating cost.

2) The Company's fixed assets are burdened with mortgages and prenotations of GRD 455,500,000 in favour of the COMMERCIAL BANK to secure their claims (Long-term Borrowing).

3. RATIOS

		Amounts in GRD thous. 2001		Amounts in GRD thous. 2000
a. Asset Consolidation Ratio				
Fixed Assets / Total assets	42,823,499 / 124,963,847	34.27%	39,281,085 / 135,918,577	28.90%
Current Assets / Total assets	68,198,841 / 124,963,847	54.57%	83,761,201 / 135,918,577	61.63%
b. Gearing Ratio				
Equity Capital / Total Liabilities	52,661,001 / 70,578,405	74.61%	70,869,082 / 63,916,800	110.88%
c. Fixed asset cover ratio				
Equity Capital / Total Fixed assets	52,661,001 / 42,823,499	122.97%	70,869,082 / 39,281,085	180.42%
d. Current liabilities cover ratio				
Current Assets / Current Liabilities	68,198,841 / 44,990,842	151.58%	83,761,201 / 35,244,679	237.66%
e. Gross profit on sales ratio				
Gross profit / Sales	25,144,178 / 92,291,045	27.2%	22,762,352 / 78,205,296	29.1%
f. Gross profit on cost of goods sold ratio				
Gross profit / Cost of goods sold	25,144,178 / 67,146,867	37.45%	22,762,352 / 55,442,944	41.06%
g. Equity capital recycling ratio				
Sales / Equity Capital	92,291,045 / 52,661,001	175.26%	78,205,296 / 70,869,082	1.10
h. Gross profit before depreciation on sales ratio				
Gross profit / Sales	31,564,906 / 92,291,045	34.20%	27,685,659 / 78,205,296	35.40%

i. Mean term for the collection of claims ratio (DSO)				
Amounts Due from Customers X 360	23,674,181		17,716,996	
Sales	92,291,045	92	78,205,296	82 days
j. Inventory Circulation Speed ratio				
Cost of Inventories Sold	67,146,867		55,442,943	
Inventories 31/12	23,244,656	2.89	20,588,236	2.69

4. Progress of company operations - Forecast of progress thereof

The key facts concerning the business and results of the group for the financial year 2001 are as follows:

Consolidated Group sales 270.8 mill. EURO (GRD 92.3 bill.) against 229.5 mill. EURO (GRD 78.2 bill.) for the year 2000, corresponding to an 18% increase.
Consolidated earnings before interest, taxes and depreciation (E.B.I.T.D.A.) 43.5 mill. EURO (GRD 14.8 bill.) against 38.3 mill. EURO (GRD 13 bill.) for the year 2000, corresponding to a 14% increase.
Consolidated pre-tax profit 25.9 mill. EURO (GRD 8.8 bill.) against 27.4 mill. EURO (GRD 9.3 bill.) in 2000.

MICHAEL J. MAILLIS S.A.
PACKING SYSTEMS

ANNEX

TO THE BALANCE-SHEET AS AT 31 DECEMBER 2001 AND OF THE PROFIT AND LOSS ACCOUNT 1.1.2001-31.12.2001
(Based on the provisions of E. L. 2190/1920, as applicable)

COMPLETE ANNEX

§ 1. Legal drawing up and structure of financial statements. Deviations made in the interests of giving a true picture

(a) **Article 42a para 3:** Deviation from the relevant provisions on drawing up the annual financial statements deemed necessary for showing, in absolute clarity, the true picture required under the provisions of para 2 of the present article.
None.

(b) **Article 42b para 1:** Deviation from the principle of the unchanging structure and form of presentation of the balance sheet and of the "profit and loss" account.
None.

(c) **Article 42b para 2:** Entering in the appropriate account data relating to several mandatory accounts.
Not applicable.

(d) **Article 42b para 3:** Adjustment to the structure and titles of accounts with Arabic numerals, when required by the special nature of the business.
Not applicable.

(e) **Article 42b para 4:** Abridged accounts of the balance sheet corresponding to Arabic numerals, for which the requirements of the present article are met.
None.

(f) **Article 42b para 5:** Revised line items from the previous financial year to make them similar and comparable to the corresponding line items of the ending financial year.
Not required.

(g) **Article 43b para 2 added by article 6, P.D. 325/1994**: Drachma - Euro parity if the annual financial statements were also published in Euro.

The annual financial statements were also published in Euro. The exchange rate applicable when converting the line items was 1 Euro = 340.75 Drachmas.

§ 2. Valuation of assets

(a) **Article 43a para 1-a:** Methods of valuation of assets and calculation of depreciation as well as of provisions for their devaluation.

(1) **Fixed assets** were valuated at their cost of acquisition or of own construction or at their revaluated cost based on L. 1249/1982, Ministerial decree E. 2665/84/1998 and L. 2065/92, increased by the value of additions and improvements and decreased by the depreciation envisaged by law.

(2) There was no need to from devaluation provisions.

(3) **Securities** were valuated at the lowest price per kind among their cost value and their market price. The market price considered was their mean net value in the last month of the financial year.

(4) **Holdings** in affiliated enterprises have been valuated according to the provisions of P.D. 186/92 at their acquisition cost.

(5) **Inventories arising from acquisitions** (merchandise, raw and auxiliary materials, packaging materials, consumables, etc.) were valuated at the lowest price per kind from their cost value, their market price at year-end and their net realizable value. The cost value was determined by the average monthly weighted price method for merchandise, raw and auxiliary materials and packaging materials and by the FIFO method for consumables and fixed asset parts.

(6) **Inventories arising from own production,** aside from waste and by-products, were valuated per kind at the lowest price among their production cost, their reproduction cost at year-end and their net realizable value.

(7) **Waste and by-products** were valuated at their prospective sale price.

(b) Article 43a para 1-a: Conversion basis into GRD of assets denominated in foreign currencies (F.N.) And accounting handling of exchange differences.

(1) **Receivables and liabilities in F.C.** were valuated on the basis of the official F.N. rate on 31/12/2001 resulting into exchange differences. The accounting handling thereof was : entering exchange differences per foreign currency in the account 44.14 "Provisions for exchange differences from valuation of receivables and liabilities". Following the set-off of debit and credit exchange differences in each currency, the debit balances totaling GRD 413,054,742 were transferred to the Profit & Loss Account while the credit balances to the GRD amount of 10,802,307 appeared in the Balance Sheet and in account B-2 "Other provisions".

(c) Article 43 para 2: Deviation from the methods and basic principles of valuation. Application of special valuation methods.

A deviation from the basic principles of valuation of the company debts and obligations as at 31/12/2001, with regard to previous years.
Specifically, the exchange rate used was the average Exchange rate as at 31/12/2001 as published by the Bank of Greece, as opposed to previous years where the Buying and Selling Exchange Rate were used.
Had the foregoing change not been made, the debit exchange differences would have been greater by GRD 61 mill. or 0.18 mill. Euros approximately and the credit exchange differences would have been lower by GRD 36 mill. or 0.11 mill. Euros approximately.

(d) Article 43 para 7-b: Change in the method of calculation of the cost value or the cost of production of inventories or securities.
None.

(e) Article 43 para 7-c: Presentation of the substantial difference between the valuation value of inventories and securities and their current market price.
Not substantial.

(f) Article 43 para 9: Breakdown and analysis of the revaluation of fixed assets effected in the course of the financial year based on a special law and presentation of transactions of the "Revaluation differences" account.
None.

§ 3. Fixed assets and formation expenses

(a) Article 42e para 8: Changes in fixed assets of (multiple-year depreciation) formation expenses.
The relevant multiple-column tables containing the information required by law are shown below.

KA: 16 MULTIPLE-YEAR DEPRECIATION EXPENSES

DESCRIPTION	Year acquired	Total 31/12/00	Increases 2001	Transfers 2001	Total 31/12/01	Ratios 2000	Ratios 2001	LESS: DEPRECIATION Total 31/12/00	For FY 2001 Basic	Additional	Reductions	Total 31/12/01	Net Balance 31/12/01
16.01 INDUSTRIAL PROPERTY RIGHTS	1993	1,549,915			1,549,915	0.20	0.20	1,549,915				1,549,915	0
	1994	750,000			750,000	0.20	0.20	750,000				750,000	0
	1995	30,264,116			30,264,116	0.20	0.20	30,264,116				30,264,116	(0)
	1996	336,590			336,590	0.20	0.20	336,590				336,590	(0)
	1997	760,000			760,000	0.20	0.20	608,000	152,000			760,000	0
	1998	1,940,000			1,940,000	0.20	0.20	776,000	388,000			1,164,000	776,000
	1999	1,030,000			1,030,000	0.20	0.20	206,000	206,000			412,000	618,000
	2000	690,000			690,000	0.20	0.20		138,000			138,000	552,000
	2001		690,000		690,000	0.20	0.20					0	690,000
16.10 FORMATION & ESTABLISHMENT EXPENSES	1993	150,000			150,000	0.20	0.20	150,000				150,000	0
	1994	3,805,493			3,805,493	0.20	0.20	3,805,493				3,805,493	0
	1995	888,243			888,243	0.20	0.20	888,243				888,243	0
	1996	334,093			334,093	0.20	0.20	334,094	(1)			334,093	0
	1997	38,667,984			38,667,984	0.20	0.20	30,934,388	7,733,597			38,667,984	(0)
	1998	30,267,513			30,267,513	0.20	0.20	12,107,005	6,053,503			18,160,508	12,107,005
	1999	7,114,637			7,114,637	0.20	0.20	1,422,927	1,422,927			2,845,858	5,268,779
	2000	4,500,000			4,500,000	0.20	0.20		900,000			900,000	3,600,000
	2001		40,492,662		40,492,662	0.20	0.20					0	40,492,662
16.12 OTHER RESEARCH EXPENSES	1994	900,000			900,000	0.20	0.20	900,000				900,000	0
	1995	400,000			400,000	0.20	0.20	400,000				400,000	0
	1996	0			0	0.20	0.20	0	0			0	0
	1997	1,841,580			1,841,580	0.20	0.20	1,773,264	68,316			1,841,580	0
	1998	0			0	0.20	0.20	0	0			0	0
	1999	16,094,732			16,094,732	0.20	0.20	3,218,946	3,218,946			6,437,893	9,656,839
	2000				0	0.20	0.20		0			0	0
	2001		265,679,718		265,679,718	0.20	0.20					0	265,679,718
16.13 CAPITAL INCREASE & BOND LOAN ISSUE EXPENSES	1994	32,798,853			32,798,853	0.20	0.20	32,798,853				32,798,853	0
	1995	25,815,982			25,815,982	0.20	0.20	25,815,982				25,815,982	(0)
	1996	111,227,897			111,227,897	0.20	0.20	111,227,896	1			111,227,897	(0)
	1997	213,832,031			213,832,031	0.20	0.20	171,065,624	42,766,406			213,832,031	0
	1998	156,834,425			156,834,425	0.20	0.20	62,733,770	31,366,885			94,100,655	62,733,770
	1999	168,541,948			168,541,948	0.20	0.20	33,708,389	33,708,390			67,416,778	101,125,170
	2000	279,737,784			279,737,784	0.20	0.20		55,947,557			55,947,557	223,790,227
	2001		57,309,379		57,309,379	0.20	0.20					0	57,309,379
16.14 ASSET ACQUISITION EXPENSES	1993	987,410			987,410	0.20	0.20	987,410				987,410	0
	1994	160,000			160,000	0.20	0.20	160,000				160,000	0
	1995	13,343,371			13,343,371	0.20	0.20	13,343,371				13,343,371	(0)
	1996	7,659,352			7,659,352	0.20	0.20	7,659,351	1			7,659,352	(0)
	1997	220,940			220,940	0.20	0.20	176,752	44,188			220,940	0
	1998	3,465,846			3,465,846	0.20	0.20	1,386,338	693,169			2,079,508	1,386,338
	1999				0	0.20	0.20		0			0	0
	2000	9,016,434			9,016,434	0.20	0.20		1,803,287			1,803,287	7,213,147
	2001				0	0.20	0.20					0	0
16.15 TOTAL DIFFERENCES FROM FIXED ASSET LOANS	1995	0			0	0.20	0.20	0	0			0	0
	1996	4,849,315			4,849,315	0.20	0.20	4,849,315				4,849,315	0
	1997	26,880,048			26,880,048	0.20	0.20	21,504,040	1			21,504,041	5,376,007
	1998	461,862,800			461,862,800	0.20	0.20	261,722,253	92,372,560			354,094,813	107,767,987
	1999				0	0.20	0.20		0			0	0
	2000	330,240,692			330,240,692	0.20	0.20		66,048,138			66,048,138	264,192,554
	2001				0	0.20	0.20					0	0
16.17 REORGANIZATION EXPENSES	1994	5,957,820			5,957,820	0.20	0.20	5,957,820				5,957,820	0
	1995	11,563,008			11,563,008	0.20	0.20	11,563,008				11,563,008	0
	1996	112,180,238			112,180,238	0.20	0.20	112,180,239	(1)			112,180,238	0
	1997	157,084,888			157,084,888	0.20	0.20	125,667,912	31,416,976			157,084,888	0
	1998	276,098,843			276,098,843	0.20	0.20	110,439,537	55,219,769			165,659,306	110,439,537

	1999	207,213,098		207,213,098	0.20	0.20	41,442,619	41,442,620			82,885,238	124,439,537
	2000	349,639,994		349,639,994	0.20	0.20		69,927,999			69,927,999	279,711,995
	2001		518,743,839	518,743,839	0.20	0.20					0	518,743,839
16.17.01 COMPUTER SOFTWARE PROGRAMMES	2000	13,445,181		13,445,181	0.30	0.30		4,033,554			4,033,554	9,411,627
16.18 CONSTRUCTION PERIOD LOAN INTEREST	1987	19,748,290		19,748,290	0.20	0.20	19,748,290				19,748,290	0
	1988	1,690,695		1,690,695	0.20	0.20	1,690,695				1,690,695	0
	1989	12,263,669		12,263,669	0.20	0.20	12,263,669				12,263,669	0
	1990	22,462,698		22,462,698	0.20	0.20	22,462,698				22,462,698	0
	1994	46,442,222		46,442,222	0.20	0.20	46,442,222				46,442,222	(0)
COMPL. INVESTMENT LOAN INTEREST	1995	167,020,448		167,020,448	0.20	0.20	167,020,448				167,020,448	0
UNCOMPL. INVESTM. LOAN INTEREST	1995	0		0	0.20	0.20	0	0			0	0
	1996	284,022,043		284,022,043	0.20	0.20	284,022,044	(1)			284,022,043	0
	1997	290,371,173		290,371,173	0.20	0.20	232,296,940	58,074,233			290,371,173	0
	1998	629,194,682		629,194,682	0.20	0.20	251,677,873	125,838,936			377,516,809	251,677,873
	1999	545,940,822		545,940,822	0.20	0.20	109,188,162	109,188,164			218,376,327	327,564,495
	2000	589,928,555		589,928,555	0.20	0.20		117,985,711			117,985,711	471,942,844
	2001		710,085,124	710,085,124	0.20	0.20					0	710,085,124
16.19 OTHER MULTIPLE-YEAR DEPRECIATION EXPENSES	1994	5,592,000		5,592,000	0.20	0.20	5,592,000				5,592,000	0
	1995	1,674,573		1,674,573	0.20	0.20	1,674,573				1,674,573	0
	1996	15,603,158		15,603,158	0.20	0.20	15,603,159	(1)			15,603,158	0
	1997	0		0	0.20	0.20	0	0			0	0
	1998	35,544,732		35,544,732	0.20	0.20	14,217,893	7,108,946			21,326,839	14,217,893
	1999	112,867,625		112,867,625	0.20	0.20	22,573,519	22,573,525			45,147,044	67,720,581
	2000	2,088,651,845		2,088,651,845	0.20	0.20	173,328,369	417,730,369			591,059,186	1,497,592,659
	2001		954,762,472	954,762,472	0.20	0.20		24,779,638			24,779,638	929,982,834
16.88 COST OF BUSINESS PLAN ART. 23a L1892/90	1996	3,723,885		3,723,885	0.20	0.20	3,723,885				3,723,885	0
	1997	160,465,806		160,465,806	0.20	0.20	128,372,644	32,093,161			160,465,806	0
	1998	10,243,024		10,243,024	0.20	0.20	4,097,210	2,048,605			6,145,814	4,097,210
	1998	(58,027,791)		(58,027,791)			(11,605,558)	0			(11,605,558)	(46,422,233)
	1999	7,521,229		7,521,229	0.20	0.20	1,504,246	1,504,246			3,008,492	4,512,737
	2000			0	0.20	0.20		0			0	0
	2001			0	0.20	0.20					0	0
16.89 ADDITIONAL BUSINESS PLAN ART. 23a N1892/90	1996	670,797		670,797	0.20	0.20	670,796	1			670,797	(0)
	1997	0		0	0.20	0.20	0	0			0	0
	1998	45,702		45,702	0.20	0.20	18,281	9,140			27,421	18,281
	1999			0	0.20	0.20		0			0	0
	2000			0	0.20	0.20		0			0	0
	2001			0	0.20	0.20					0	0
16.90 BUSINESS PLAN SALES ORGANIZ. ART. 23a L1892/90	1996	24,318,987		24,318,987	0.20	0.20	24,318,986	1			24,318,987	(0)
	1997	79,755,405		79,755,405	0.20	0.20	63,804,324	15,951,081			79,755,405	0
	1998	435,090,225		435,090,225	0.20	0.20	174,036,090	87,018,045			261,054,135	174,036,090
	1999	355,929,259		355,929,259	0.20	0.20	71,185,852	71,185,852			142,371,704	213,557,555
	2000			0	0.20	0.20		0			0	0
	2001			0	0.20	0.20						
16.91 BUSINESS PLAN PAYROLL ART. 23a L1892/90	1996	13,227,805		13,227,805	0.20	0.20	13,227,805				13,227,805	0
	1997	108,514,717		108,514,717	0.20	0.20	86,811,772	21,702,945			108,514,717	(0)
	1998	242,667,273		242,667,273	0.20	0.20	97,066,909	48,533,455			145,600,364	97,066,909
	1999	284,352,179		284,352,179	0.20	0.20	56,870,437	56,870,436			113,740,873	170,611,306
	2000			0	0.20	0.20		0			0	0
	2001			0	0.20	0.20					0	0
16.92 BUSINESS PLAN PREPARATION EXPENSES ART. 23a L1892/90	1996	648,272		648,272	0.20	0.20	648,271	1			648,272	(0)
	1997	30,261,178		30,261,178	0.20	0.20	24,208,944	6,052,234			30,261,178	0
	1998	40,000,000		40,000,000	0.20	0.20	16,000,000	8,000,000			24,000,000	16,000,000
	1999	47,888,859		47,888,859	0.20	0.20	9,577,772	9,577,772			19,155,544	28,733,315
	2000			0	0.20	0.20		0			0	0
	2001			0	0.20	0.20					0	0
16.93 NEW BUSINESS PLAN WAREHOUSE ART. 23a L1892/90	1996	2,072,000		2,072,000	0.20	0.20	2,072,000				2,072,000	0
	1997	2,637,300		2,637,300	0.20	0.20	2,109,840	527,460			2,637,300	0
	1998	0		0	0.20	0.20	0	0			0	0
	1999			0	0.20	0.20		0			0	0
	2000			0	0.20	0.20		0			0	0
	2001			0	0.20	0.20					0	0
Total (a)		9,783,968,435	2,547,763,194	12,331,731,629			3,395,338,972	1,791,426,743	0	0	5,186,765,715	7,144,965,915
16.98 INTANGIBLE ASSET ACQUISITION ADVANCES	1998	16,657,740		16,657,740			0				0	16,657,740
	1999	6,200,000		6,200,000								6,200,000
	2000			0							0	0
	2001			0								
Total (b)		22,857,740		22,857,740			0		0	0	0	22,857,740
		9,806,826,175	2,547,763,194	12,354,589,368			3,395,338,972	1,791,426,743	0	0	5,186,765,710	7,167,823,659

(b) **Article 43 para 5-d:** Breakdown of additional depreciation.
None.

(c) **Article 43 para 5-e:** Provisions for devaluation of tangible fixed assets.
None.

(d) **Article 43 para 3-e:** Breakdown and explanation of (multiple-year depreciation) formation expenses.

See breakdown per kind (per account) in table form.

TABLE 1

CHANGES IN THE COST VALUE OF FIXED ASSETS

DESCRIPTION	COST VALUE 31.12.2000	ADDITIONS 2001	REVALUAT. 31.12.2001	OTHER INCREASES - REDUCTIONS	SALES 2001	COST VALUE 31.12.2001
INDUSTRIAL PROPERTY RIGHTS	37,320,621	690,000				38,010,621
LAND	443,295,872		0			443,295,872
BUILDINGS – TECHNICAL WORKS	6,208,876,399	140,114,813	0			6,348,991,212
MACHINERY – TECHNICAL INSTALLATIONS AND OTHER MECHANICAL EQUIPMENT	16,274,976,286	2,765,092,821	0			19,040,069,107
TRANSPORTATION MEANS	347,393,915	91,117,056			37,695,173	400,815,798
FURNITURE AND OTHER EQUIPMENT	747,015,728	66,941,236				813,956,964
ASSETS UNDER CONSTRUCT. + ADVANCES	1,990,272,669	1,794,002,412				3,784,275,081
TOTAL	26,049,151,490	4,857,958,338	0	0	37,695,173	30,869,414,655

TABLE 2

CHANGES IN FIXED ASSET DEPRECIATION

DESCRIPTION	ACCUMULATED DEPRECIAT. 31.12.2000	DEPRECIAT. 2001	REVALUAT. 31.12.2001	OTHER INCREASES - REDUCTIONS	SALES 2001	DEPRECIATION 31.12.2001
INDUSTRIAL PROPERTY RIGHTS	27,792,980	7,581,641				35,374,621
LAND						0
BUILDINGS – TECHNICAL WORKS	1,650,782,749	485,576,174				2,136,358,923
MACHINERY – TECHNICAL INSTALLATIONS AND OTHER MECHANICAL EQUIPMENT	5,932,538,018	2,453,174,467				8,385,712,485
TRANSPORTATION MEANS	181,333,513	50,140,145			20,883,852	210,589,806
FURNITURE AND OTHER EQUIPMENT	477,562,989	117,296,481				594,859,470
TOTAL	8,270,010,249	3,113,768,908	0	0	20,883,852	11,362,895,305

TABLE 3

NET VALUE OF FIXED ASSETS

DESCRIPTION	COST VALUE 31.12.2001	DEPRECIATION 31.12.2001	BALANCE 31.12.2001
INDUSTRIAL PROPERTY RIGHTS	38,010,621	35,374,621	2,636,000
LAND	443,295,872	0	443,295,872
BUILDINGS – TECHNICAL WORKS	6,348,991,212	2,136,358,923	4,212,632,289
MACHINERY – TECHNICAL INSTALLATIONS AND OTHER MECHANICAL EQUIPMENT	19,040,069,107	8,385,712,485	10,654,356,622
TRANSPORTATION MEANS	400,815,798	210,589,806	190,225,992
FURNITURE AND OTHER EQUIPMENT	813,956,964	594,859,470	219,097,494
ASSETS UNDER CONSTRUCT. + ADVANCES	3,784,275,081		3,784,275,081
TOTAL	30,869,414,655	11,362,895,305	19,506,519,350

TABLE 4

CHANGES IN THE COST VALUE OF FORMATION EXPENSES

DESCRIPTION	COST VALUE 31.12.00	ADDITIONS 2001	INCREASES REDUCTIONS 2001	BALANCE 31.12.2001
CONSTRUCTION PERIOD INTEREST	2,609,085,297	710,085,124		3,319,170,421
OTHER FORMATION EXPENSES	7,160,420,257	1,836,988,070		8,997,408,327
TOTAL	9,769,505,554	2,547,073,194	0	12,316,578,748

TABLE 5

CHANGES IN FORMATION EXPENSES' DEPRECIATION

DESCRIPTION	ACCUMULATED DEPRECIAT. 31.12.00	DEPRECIAT. 2001	INCREASES REDUCTIONS 2001	BALANCE 31.12.2001
CONSTRUCTION PERIOD INTEREST	1,146,813,041	411,087,044		1,557,900,085
OTHER FORMATION EXPENSES	2,220,732,951	1,372,758,058		3,593,491,009
TOTAL	3,367,545,992	1,783,845,102	0	5,151,391,094

TABLE 6

NET VALUE OF FORMATION EXPENSES

DESCRIPTION 31.12.01	COST VALUE 2001	DEPRECIATION 31.12.2001	BALANCE
CONSTRUCTION PERIOD INTEREST	3,319,170,421	1,557,900,085	1,761,270,336
OTHER FORMATION EXPENSES	8,997,408,327	3,593,491,009	5,403,917,318
TOTAL	12,316,578,748	5,151,391,094	7,165,187,654

(e) **Article 43 para 3-c:** The amounts and the accounting for exchange differences that have arisen in the present financial year, on payment (of installments) and/or on valuation at year-end of loans and credits used solely for fixed asset acquisitions.
There were no debit exchange differences.

(f) **Article 43 para 4, sections a and b:** Breakdown and explanation of line items "Research and development expenses", "Concessions and industrial property rights" and "Goodwill".

Industrial Property Rights

Breakdown		
- Business Know- How Methods L. 1892/90		
(sc. 34154/NN237)	GRD	30,264,116
- Award of quality label (ISO 9001)	GRD	1,300,000
- Award of quality label (ISO 9002)	GRD	6,106,505
- Certification of Σ.ΕΚ. & Σ.Υ.Υ. structures	GRD	340,000
		38,010,621

Research and development expenses

P.A.B.E. (Industrial Development Research Project) 1994	300,000
RESEARCH ON FOOD PACKAGING MATERIAL	7,480,000
(RETEX) PRODUCT CREATION & DEVELOPMENT BY COMPUTER	300,000
(RETEX) UPGRADING OF MANAGEMENT SYSTEM	700,000
(RETEX) 1996 (Y2M4M1 & Y2M4Π12)	750,000
QUALITY CONTROL RESEARCH EXPENSES	791,580
LIQUID GAS FORMATION EXPENSES (P.L.) L. 1828/89	300,000
PET DEVELOPMENT RESEARCH EXPENSES	253,187,401
FOOD PACKAGING MATERIAL RESEARCH EXPENSES	6,000,000
CROSS-BUSINESS APPLICATIONS' RESEARCH EXPENSES	3,407,500
ALEXANDROUPOLI LINES RESEARCH EXPENSES	11,699,549
	284,916,030

§ 4. Participations

(a) **Article 43a para 1-b:** Participating interests in the capital of other enterprises at a share of 10% or more.

The information required by the relevant article are shown in the table below:

NAME	REGISTERED OFFICE	% OF CAPITAL
M.J. MAILLIS SWEDEN AB	Sweden	100.0%
M.J. MAILLIS BULGARIA EOOD	Bulgaria	100.0%
COLUMBIA SRL	Italy	60.0%
CONTIPAK GMBH & CO KG	Austria	100.0%
CONTIPAK GMBH	Austria	100.0%
DANUBIA PACK M.J. MAILLIS GROUP KFT	Hungary	100.0%
EUROPACK SA	Luxembourg	100.0%
HELERO BV	Netherlands	100.0%
M.J. MAILLIS ALBANIA	Albania	100.0%
M.J. MAILLIS CZECH SRO	Czech Republic	100.0%
M.J. MAILLIS ESPANA	Spain	100.0%
M.J. MAILLIS FRANCE SAS	France	99.9%
MARFLEX M.J. MAILLIS GROUP SPZOO	Poland	100.0%
M.J. MAILLIS ROMANIA	Rumania	81.0%
MAILLIS HOLDING GBMH	Germany	100.0%
OY ASTRAP AB	Finland	100.0%
ROCALU SA	Spain	100.0%
STRAPTECH AE	Greece	99.0%

(b) **Article 43a para 1-je:** Drafting of consolidated financial statements including the financial statements of the company.

Consolidated financial statements were drawn up with the following companies:

1. M.J. MAILLIS SWEDEN AB
2. M.J. MAILLIS BULGARIA EOOD
3. COLUMBIA SRL
4. CONTIPAK GMBH & CO KG
5. CONTIPAK GMBH
6. DANUBIA PACK M.J. MAILLIS GROUP KFT
7. EUROPACK SA
8. HELERO BV
9. M.J. MAILLIS ALBANIA
10. M.J. MAILLIS CZECH SRO
11. M.J. MAILLIS ESPANA
12. M.J. MAILLIS FRANCE SAS
13. MARFLEX M.J. MAILLIS GROUP SPZOO
14. M.J. MAILLIS ROMANIA
15. MAILLIS SANDER GMBH
16. SANDER GMBH & CO KG
17. OY ASTRAP AB
18. PAYNE STRAPPING SYSTEMS LTD
19. ROCALU SA
20. SAMUEL STRAPPING SYSTEMS LTD
21. SANDER NV
22. MAILLIS HOLDING GMBH
23. SIAT SPA
24. STRAPTECH AE
25. UNITED PACKAGING PLC

§ 5. Inventories

(a) **Article 43a § 1-ja:** Valuation of inventories by stretching the valuation rules of article 43 for tax relief purposes.
No deviation.

(b) **Article 43a § 1-j:** Differences from devaluation of current assets and reasons therefor.
None.

§ 6. Share capital

(a) **Article 43a § 1-d:** Classes of shares into which the share capital is divided.

The share capital of the company is divided into 72,433,800 ordinary unregistered shares of GRD 250 each.

(b) **Article 43a § 1-c:** Shares issued in the course of the financial year to increase the share capital.
None issued.

(c) **Article 43a § 1-e and 42e § 10:** Issued securities and rights incorporated therein.
None issued.

(d) **Article 43a § 1-f:** Acquisition of own shares in the course of the present financial year.

TOTAL EQUITY ACQUIRED	TOTAL AMOUNT GRD	TOTAL AMOUNT EURO	PRICE PER SHARE GRD	PRICE PER SHARE EURO
1,345,720	2,523,804,437	7,406,616	1,875	5.50

§ 7. Provisions and liabilities

(a) **Article 42 e § 14, sect. d:** Breakdown of "Other provisions" account.

The balance of GRD 194,732,21of this account regards:

Provisions for doubtful debts	GRD	194,732,281
Provisions for tot. diff. from valuation of receivables & liabilities	GRD	0
Other provisions	GRD	0
	GRD	194,732,281

(b) **Article 43a § 1-g:** The financial commitments from contracts, etc. not appearing in the contingent accounts. Liabilities for the payment of special monthly provisions and financial commitments to affiliated enterprises.
None.

(c) **Article 43a § 1-jb:** Contingent debts of substantial tax amounts and tax amounts that may arise and be charged to the financial year ending and to previous financial years, if not included in the obligations or provisions.
The company has been tax audited through the financial year 1999.

(d) **Article 43a § 1-f:** Long-term liabilities of 5 years or more.
None.

(e) **Article 43a § 1-g:** Liabilities covered by collateral security.
See article 42e § 9 below.

§ 8. Transitory Accounts

Article 42e § 12: Breakdown of line items in the transitory "Deferred income" and "Accrued expenses" accounts.

PREPAID EXPENSES			
PREPAID PREMIUMS	GRD	27,994,995	
FOREIGN EXCHANGE DEFERRED DIFFERENCES	GRD	210,506,345	
PREPAID COMMISSIONS ON LETTERS OF GUARANTEE	GRD	1,435,100	
PC MAINTENANCE	GRD	1,060,528	
PREPAID SOFTWARE & HARDWARE MAINTENANCE & SUPPORT	GRD	1,512,399	
COMPUTERIZED FORMS	GRD	387,110	
ROAD DUTIES OF TRANSPORT. MEANS	GRD	485,000	
PREPAID MOPED DUTIES	GRD	4,000	
PREPAID CONTRIBUTIONS	GRD	1,779,044	
(SECRETARIAL) COURSE FEES FINANCED BY OAEΔ (MANPOWER EMPLOYMENT ORGANIZATION)	GRD	130,000	**245,294,521**
DEFERRED INCOME			
INCOME FROM FOREIGN EXCHANGE FUTURES	GRD	9,297,707	
INCOME FROM OAED COURSES	GRD	34,333,906	
INCOME FROM TURNOVER CREDIT	GRD	254,851,541	**298,483,154**

Grand total of transitory liability accounts	GRD		**543,777,675**

TRANSITORY LIABILITY ACCOUNTS

ELECTRICAL POWER	GRD	41,545,738	
TELECOMMUNICATIONS	GRD	8,238,623	
IMPORTS' PREMIUMS	GRD	1,938,807	
WATER SUPPLY	GRD	562,000	
PREPAID PREMIUMS FOR TRANSPORT. MEANS	GRD	14,356	
CITIBANK LOAN INTEREST	GRD	50,635,110	
ACCRUED STAFF BENEFITS	GRD	15,796,552	
THIRD PARTY FEES & EXPENSES	GRD	36,202,946	
THIRD PARTY BENEFITS	GRD	86,022	
SUNDRY EXPENSES	GRD	84,237	
BNP (EURO) INTEREST	GRD	5,358,481	
BNP USD INTEREST	GRD	409,286	
ACCRUED FREIGHT	GRD	14,609,989	
EUROBANK (EURO) INTEREST	GRD	2,458,179	
EUROBANK (USD) INTEREST	GRD	634,346	
SAN PAOLO IMI (EUR) INTEREST	GRD	856,608	
SAN PAOLO IMI (USD) INTEREST	GRD	713,279	
ABN-AMPŒ (EURO) INTEREST	GRD	865,612	
CITIBANK EURO INTEREST	GRD	2,672,745	
ALPHA BANK EURO INTEREST	GRD	1,710,563	
CITIBANK USD INTEREST	GRD	489,370	**185,882,849**
PURCHASES UNDER SETTLEMENT	GRD		
(MERCHANDISE, RAW & AUXILIARY MATERIALS, PACKAGING MATERIALS etc.)	GRD	22,255,681	**22,255,681**
Grand total of transitory liability accounts		**208,138,530**	

§ 9. Contingent accounts

Article 42e § 11: Breakdown of contingent accounts, insofar as this liability is not covered by the information contained in § 10 that follows.

Breakdown of contingent accounts (less guarantees and collateral security)

A) SUNDRY DEBIT INFORMATION ACCOUNTS	Currency	Amount
Liabilities in LIR	LIR	1,015,379,280
Liabilities in DEM	DEM	12,950
Liabilities in NLG	NLG	34,200
Liabilities in USD	USD	124,800
Liabilities in SEK	SEK	1,662,085
Liabilities in EURO	EURO	131,199
Fixed investm. subs. l. 1262/82	GRD	137,478,024
Fixed investm. subs. l. 1892/90 (SC 34154/NN237)	GRD	400,125,000
Business Plan Subsidy for 1995	GRD	289,038,400
Business Plan Subsidy for 1996	GRD	512,151,200
Alex. subs.1997 (ΔΙΠΑ/3953/NN89855/N 1892/90	GRD	610,080,000
Subsidy.β.ρ. 1997	GRD	344,231,200
Alex. subs.1998 (ΔΙΠΑ/3953/NN89855N.1892/90)	GRD	83,093,000
Energy plan subsidy audit for the year 1998	GRD	72,922,983
Subs. l.1892 (SC 64153/NN722) Alex. Phase b	GRD	310,000,000

Business Plan Subsidies for the years 1998 - 1999	GRD	478,578,200
Subs. l.1892/90 (ΔΙΠΑ/3953/NN 8855)	GRD	575,834,556
Subs. l.1892/90 2000 (SC64153/NN722) Alex. Phase b	GRD	620,000,000
Health & safety plan subsidy	GRD	30,000,000
Tax-free reserve l. 1892/90 for the year 1993	GRD	513,618
Tax-free reserve l. 1892/90 επι λογ.δ.ετους 1996	GRD	19,704,301
Tax-free reserve επ.λ. for the year 1997 subs. L1892/90	GRD	20,974,146
Tax-free reserve L. 1892/90 for the year 1998	GRD	219,410,416
Tax-free credit L 1892/90 for the year 1999	GRD	3,649,121

§ 10. Guarantees and collateral granted

Article 42e § 9: Guarantees and collateral granted by the company.

Guarantees and collateral granted

	Currency	Amount
CLAIMS FROM CLIENT LETTERS OF GUARANTEE IN USD	USD	67,008
L/G TO SECURE THE GOOD PERFORMANCE OF CONTRACTS BY SUPPLIERS IN GRD	GRD	17,854,918
L/G TO SECURE THE GOOD PERFORMANCE OF CONTRACTS BY SUPPLIERS IN FRF	FRF	310,000
L/G TO SECURE THE GOOD PERFORMANCE OF CONTRACTS BY SUPPLIERS IN USD	USD	301,500
L/G TO SECURE THE GOOD PERFORMANCE OF CONTRACTS BY SUPPLIERS IN EURO	EURO	50,000
L/G TO SECURE LIABILITIES IN GRD	GRD	3,188,467,500
L/G TO SECURE LIABILITIES IN PTA	PTA	460,000,000
L/G TO SECURE LIABILITIES IN DEM	DEM	368,723
L/G TO SECURE LIABILITIES IN UKP	UKP	500,000
L/G TO SECURE LIABILITIES IN FRF	FRF	9,813,536
L/G TO SECURE LIABILITIES IN USD	USD	6,270,712
L/G TO SECURE LIABILITIES IN EURO	EURO	11,182,689
L/G TO SECURE LIABILITIES IN LIT	LIT	1,840,000
COUNTERFEIT MORTG. & PROV. TO SECURE CLAIMS IN GRD	GRD	455,500,000

§ 11. Salaries, advances and credits to members of the administration/managers

(a) **Article 43a § 1-jc:** Salaries of members of company management and administration.

- Board Chairman Emoluments	
- CEO Emoluments	25,585,688
- Directors' Emoluments	260,775,260
GRD Total	**286,361,948**

(b) **Article 43a § 1-jc:** Liabilities incurred or assumed as benefits to company management and administration members retired in the course of the current financial year.
None.

(c) **Article 43a § 1-jd:** Advances and credits granted on the basis of applicable law to members of the administration (board members and administrators).
None.

§ 12. Operating results

(a) **Article 43a § 1-h:** Turnover per line of business and geographical market. (The turnover is taken as laid down in article 42e § 15, sect. a, namely the net amount of the turnover includes the amounts of income generated from the sale of products or from the provision of services, as part of the ordinary business of the company from which sale discounts and tax collected on behalf of the State and third parties have been deleted).

(1) Industrial activity:

- domestic GRD	2,778,940,203
- abroad GRD	25,246,259,842
GRD Total	**28,025,200,045**

(2) Commercial activity:

- domestic GRD	51,432,513
- abroad GRD	2,424,813,868
GRD Total	**2,476,246,381**
GRD Total	**30,501,446,426**

(b) **Article 43a § 1-i:** Average number of staff in employment in the course of the financial year and categories thereof, with their total cost. Note that, "Administrative staff (employees)" includes staff members remunerated with a monthly salary and "workers & technicians in production" include staff members remunerated with daily wages.

(1) Average number of staff
401 persons

(2) Average number of staff per category:

- Administrative staff	73
- Workers & Technicians in production	310
- Sales staff	18
Total	**401**

(3) Staff salaries and expenses:

	Salaries	**Social security contributions & benefits**	**TOTAL**
- Administrative staff	481,277,843	116,718,411	597,996,254
- Workers & Technicians in Production	2,052,266,410	497,710,995	2,549,977,405
- Sales staff	121,049,474	29,356,644	150,406,118
Total	**2,654,593,727**	**643,786,050**	**3,298,379,777**

(c) **Article 42e § 15-b:** Breakdown of extraordinary and non-operating expenses and income (namely of the "extraordinary and non-operating expenses" and the "extraordinary and non-operating income" accounts).

(1) **Extraordinary and non-operating expenses:**

- Tax fines and surcharges	GRD	330,560
- Exchange differences	GRD	594,684,141
- Other	GRD	839,416
GRD Total		**595,854,117**

(2) **Extraordinary and non-operating income:**

- Exchange differences	GRD	1,511,460,726
- Fixed invest. subs. corresponding to the year	GRD	792,791,486
- Other	GRD	34,722,823
GRD Total		**2,338,975,035**

(3) **Extraordinary loss**

- Loss from sale of transport. means	GRD	1,171,266
- Loss from destruct. of insured transport. means	GRD	500,091
GRD Total		**1,671,357**

(4) **Extraordinary profit**

- Profit from sale of transport. means	GRD	1,145,945
	GRD	
	GRD	
GRD Total		**1,145,945**

(d) **Article 42e § 15-b:** Breakdown of the "Income carried forward from previous years", of the "Income from provisions for previous years" and of "Expenses carried forward from previous years" accounts.

(1) **Income carried forward from previous years**

- Income from accounts settlement of prev. years	GRD	917,006
- Other income carried forward from previous years	GRD	4,646,596
GRD Total	**GRD**	**5,563,602**

(2) **Expenses carried forward from previous years**

- Debit Differences of transitory accounts	GRD	1,959,348
- Taxes duties from previous year	GRD	13,090,285
- Expenses from accounts settlement of prev. years	GRD	1,342,209
- Other expenses carried forward from previous yrs	GRD	27,806,554
GRD Total		**44,198,396**

(3) **Provisions for contingencies**

Provisions for doubtful debts	GRD	110,000,000

(e) **Article 43a § 1-jg:** Any other information required under special laws as applicable.
None.

(f) **Article 43a § 1-jg:** Any other information deemed necessary for the purposes of providing shareholders and third parties with more complete information and presenting an accurate picture of the assets, the financial standing, and the profit and loss account of the company.
None.

Athens February 26 2002

THE CHAIRMAN OF THE BOARD & MANAGING DIRECTOR	GROUP CFO & MEMBER OF THE BOARD	THE FINANCIAL MANAGER FOR GREECE	THE CHIEF ACCOUNTANT
MICHAEL J. MAILLIS I.C.N. Φ020206	H. A. STAVRINOUDAKIS I.C.N. Σ208194	P. I. DELIS I.C.N. P578226	N. V. MAROULIS I.C.N. Π717325

It is hereby certified that the foregoing annex consists of 17 pages and is the annex mentioned in the audit certificate granted on 27/02/2002.

Athens 27 February 2002

THE CERTIFIED AUDITOR ACCOUNTANT

KONSTANTINOS KOTSILINIS
C.A.A.A. R.N. 12711

DIRECTORS' REPORT OF THE BOARD OF DIRECTORS OF M.J. MAILLIS S.A. TO THE ORDINARY GENERAL MEETING

Dear shareholders,

According to article 43a para 3 of law 409/86 of C.L. 2190/1920, as superseded by article 35 of P.D. 409/86, we are submitting to your General Meeting the annexed financial statements of the company for the financial year 1-1-2001 to 31-12-2001 together with our notes thereto and ask you to approve them.

I. BALANCE-SHEET		Amounts in GRD thous. 2001		Amounts in GRD thous. 2000
ASSETS				
The assets amount to		110,992,598		113,578,002
LIABILITIES				
The liabilities amount to				
- Equity capital		75,733,831		78,596,137
- Provisions and Liabilities		35,258,767		34,981,865
Total		110,992,598		113,578,002
BREAKDOWN OF ASSETS				
A. Formation expenses	12,031,663		9,750,269	
Less: Depreciation	5,141,812	6,889,851	3,361,254	6,389,015
B. Fixed assets	63,128,794		44,083,227	
Less: Depreciation	11,372,475	51,756,319	8,281,330	35,801,897
C. Current assets (less bank & cash)		43,498,410		40,782,861
D. Bank & cash		8,282,709		29,984,316
E. Transitory asset accounts		565,309		619,913
		110,992,598		113,578,002
Liabilities are broken down into:				
A. EQUITY CAPITAL				
I. Paid-up share capital		18,108,470		18,108,470
II. Share premium				
	49,522,727		49,522,727	
III. Reval. Differ. Investment Subsidies		3,299,629		2,996,844
IV. Reserve				
1. Statutory reserve	566,050		500,663	
2. Sundry reserves	6,737,257	7,303,307	6,737,258	7,237,921
Equity		-2,523,804		
V. Profit carried forward		23,502		730,175
Total equity capital		75,733,831		78,596,137
B. PROVISIONS FOR RISKS & EXPENSES		194,732		97,021
C. LIABILITIES				
I. Long-term		16,015,250		16,782,850
II. Current		18,840,646		17,873,035
		34,855,896		34,655,885
D. TRANSITORY LIABILITY ACCOUNTS		208,139		228,959
GRAND TOTAL LIABILITIES		110,992,598		113,578,002

2. PROFIT & LOSS ACCOUNT

A. TURNOVER (*)	Amounts in GRD thous. 2001	Amounts in GRD thous. 2000
Sale of Products - Merchandise & Services	30,501,446	31,472,127
LESS: COST OF GOODS SOLD	25,101,981	24,506,123
GROSS OPERATING PROFIT	5,399,465	6,966,004
NET PROFIT BEFORE TAXES	2,011,907	3,975,706

(*) Of the foregoing sales, the GRD amount of 27,671,073,710 regards sales abroad. For these sales, special expenses were incurred according to article 31 para 2 of L. 2238/94 GRD 143,364,946.

3. SPECIAL BREAKDOWNS

3a. FIXED ASSETS

	Amounts in GRD thous. 2001	Amounts in GRD thous. 2000
*Plots: Plant plots of a total surface area of 68,094,211 sq.m. in the Inofita community of the Viotia Prefecture	388,478	388,478
Plots of the Alexandroupoli plant of a surface area of 17,003 sq.m. and 2,299 sq.m.	54,818	54,818
	443,296	443,296
Buildings: Building installations - Complex of Plant - Warehouses - Offices	6,348,991	6,208,877
LESS: Depreciation	2,136,359	1,650,783
Net Value	4,212,632	4,558,094
Machinery - Technical installations	19,040,069	16,274,976
LESS: Depreciation	8,385,712	5,935,930
Net Value	10,654,357	10,339,046

NOTE

1) Depreciation amounted to GRD 4,541,084,855 of which GRD 4,541,084,855 were incorporated into the operating cost.

2) The Company's fixed assets are burdened with mortgages and prenotations of GRD 455,500,000 in favour of the COMMERCIAL BANK to secure their claims (Long-term Borrowing).

4. RATIOS

		Amounts in GRD thous. 2001		Amounts in GRD thous. 2000
a. Asset Consolidation Ratio				
Fixed assets	51,756,319	46,63%	35,801,897	=31,52%
Total assets	110,992,598		113,578,002	
Current Assets	51,781,119	46,65%	70,767,176	=62,31%
Total assets	110,992,598		113,578,002	
b. Gearing Ratio				
Equity Capital	75,733,831	215,99%	78,596,137	=225,3%

Total Liabilities	35,064,032		34,884,844	
c. Fixed asset cover ratio				
Equity Capital / Total Fixed assets	75,733,831 / 51,756,319	146,33%	78,596,137 / 35,801,897	=219,53%
d. Current liabilities cover ratio				
Current Assets / Current Liabilities	51,781,119 / 19,048,782	271,83%	70,767,176 / 18,101,994	=390,94%
e. Gross profit on sales ratio				
Gross profit / Sales	5,399,465 / 30,501,446	17,70%	6,966,004 / 31,472,127	=22,13%
f. Gross profit on cost of goods sold				
Gross profit / Cost of goods sold	5,399,465 / 25,101,981	21,51%	6,966,004 / 24,506,123	=28,43%
g. Equity capital recycling ratio				
Sales / Equity Capital	30,501,446 / 75,733,831	0,4	31,472,127 / 78,596,137	=0,4
h. Mean term for the collection of claims ratio (DSO)				
Amounts Due from Customers X 360 / Sales	17,730,042 / 30,501,446	209,3	17,331,516 / 31,472,127	=198,25days
i. Inventory Circulation Speed ratio				
Cost of Inventories Sold / Inventories 31/12	25,101,981 / 5,131,492	4,89	24,506,123 / 6,523,884	=3,76

5. Progress of company operations - Company progress forecast

A) PROGRESS OF COMPANY OPERATIONS IN 2001

2001 was a year marked by the negative international economic conjuncture. In this same year, the company materialized a plan of stabilization and absorption of the explosive growth of previous years.

The turnover for the ending year amounted to GRD 30,501,446,426 against GRD 31,472,127,303 in the previous year 2000, namely down 3%. The turnover corresponding to Industrial and Commercial operations Abroad amounted to GRD 27,671,073,710 against GRD 28,234,236,414 in the previous year, namely down 2%. Moreover, home sales in 2001 amounted to GRD 2,830,372,716 against GRD 3,237,890,889, namely down 12.6%.

The cost of goods sold amounted to GRD 25,101,981,318 against GRD 24,506,122,826 in the previous year, namely up 2.4%. This increase is the result of higher depreciation in the financial year 2001 (Depreciation for the year 2001 GRD mill. 4,541,084,855 against GRD 3,897,653,786 in 2000, namely up 2.16%).

The gross operating profit before depreciation amounted to 32.6% of ternover in 2001 against 34.5% in 2000.
Administrative and appropriation expenses corresponded to 17.85% of the turnover against 15.66% in 2000.

Financial expenses in 2001 amounted to GRD 794,800,427 against GRD 1,187,578,834 in 2000, namely down 33%. Financial expenses as a share of total sales, however were 2.6% in 2001 against 3.7% in 2000.

Financial income in 2001 was GRD 1,250,062,458 against GRD 590,303,553 in 2000.
Extraordinary and non-operating income and expenses for the year 2001 in relation to 2000 were as follows:
- Income : GRD 2,345,998,582 in 2000 against GRD 3,616,188,995 in 1999, up 34.67%
- Expenses : GRD 751,723,870 in 2001 against GRD 1,539,394,154 in 2000. Extraordinary and non-operating income -expenses are principally debit-credit exchange differences.

MICHAEL J. MAILLIS S.A.
PACKING SYSTEMS
32, KIFISSIAS AVENUE - 151 25 MAROUSSI
TAXPAYER ID NO.: 094051915
TAX OFFICE: FAVE OF ATHENS
S.A.REG.NO.: 2716/06/B/86/43

CONSOLIDATED CASH FLOW STATEMENT
01/01/2001 - 31/12/2001

A/A		Breakdown	FY 2001		Prev. Year 2000	
		Cash flow from ordinary (operating) business	Amounts in GRD thous.	Amounts in EURO thous.	Amounts in GRD thous.	Amounts in EURO thous.
A	100	Cash inflow				
	101	Sales	92,291,045	270,847	78,205,296	229,509
	102	Other operating income	686,124	2,014	1,111,746	3,263
	103	Extraordinary and non-operating income	4,375,742	12,842	5,457,593	16,016
	104	Income from previous years	13,422	39	9,098	27
	105	Interest due (deposits, etc.)	439,860	1,291	995,814	2,922
	106	Income from securities	10,288	30	15,728	46
	107	Sale of securities	1,885,490	5,533	6,728,887	19,747
	108	Reduction of amounts due		-		-
		Amounts deduced:		-		-
	109	Acquisition of securities	5,005,541	14,690	8,785,663	25,783
	110	Increase of amounts due	2,388,545	7,010	11,798,487	34,625
		Total Cash Inflow (A100)	92,307,885	270,896	71,940,012	211,123
A	200	Cash outflow				
	201	Cost of goods sold (less depreciation and provisions)	63,671,396	186,857	52,278,000	153,420
	202	Management operating expenses	4,407,268	12,934	3,990,000	11,709
	203	Research - development operating expenses		-		-
	204	Appropriation operating expenses	10,078,645	29,578	10,013,000	29,385
	205	Underemployment / inertia expenses		-		-
	206	Other expenses	1,103,097	3,237	2,296,599	6,740
	207	Increase of reserves	2,656,419	7,796	12,421,700	36,454
	208	Increase of transitory asset accounts	-	-	994,645	2,919
	209	Reduction of transitory liability accounts	-	-	171,199	502
	210	Reduction of current liabilities (save Banks)	2,138	6		-
		Amounts deduced:		-		-
	211	Reduction of reserves		-		-
	212	Reduction of transitory asset accounts	152,214	447		-
	213	Increase of transitory liability accounts	74,220	218		-
	214	Increase of current liabilities (save Banks)	-	-	2,956,930	8.678
		Total Cash Outflow (A200)	81,692,529	239,743	79,208,213	232,453
A	300	Tax outflow				
	301	Income taxes	1,987,554	5,833	2,230,611	6,546
	302	Taxes not incorporated into the operating cost	2,029	6	37,179	109
	303	Post-audit tax differences	6,289	18	291,355	855
	304	Reduction of liabilities from taxes - duties	498,662	1,463	-	-
		Amounts deduced:		-		-
	305	Increase of liabilities from taxes - duties	-	-	1,184,122	3,475
		Total Cash Outflows (A300)	2,494,534	7,321	1,375,023	4,035
		Cash Flows from ordinary (operating) business (A100 - A200 - A300) = A	**8,120,822**	**23,832**	**-8,643,224**	**-25,365**

A/A		Breakdown	FY 2001		Prev. Year 2000	
			Amounts in GRD thous.	Amounts in EURO thous.	Amounts in GRD thous.	Amounts in EURO thous.
		Cash flow from investments				
B	100	Cash inflow				
	101	Sale of intangible assets				
	102	Sale of tangible assets	1,276,751	3,747	59,493	175
	103	Sale of holdings and securities		-		-
	104	Reduction of long-term debts		-		-
	105	Income from holdings and securities		-		-
	106	Interest due (long-term etc. debts)		-		-
		Total Cash Inflow (B100)	1,276,751	3,747	59,493	175
B	200	Cash outflow				
	201	Acquisition of intangible assets	10,571,128	31,023	11,144,548	32,706
	202	Acquisition of tangible assets	21,061,844	61,810	16,941,823	49,719
	203	Acquisition of holdings and securities		-		-
	204	Increase of long-term debts	421	1	24,863	73
	205	Increase in setup expenses	3,655,378	10,727	6,804,020	19,968
		Total Cash Outflow (B200)	35,288,771	103,562	34,915,254	102,466
		Cash Flow from Investments (B100 - B200) = B	**-34,012,020**	**-99,815**	**-34,855,761**	**-102,291**
C		Cash Flow from financing activities				
	100	Cash inflos				
	101	Collection of share capital increase and share premium	-	-	50,781,476	149,029
	102	Collection of fixed asset subsidies	972,378	2,854	39,233	115
	103	Increase of long-term liabilities	-	-	17,724,765	52.017
	104	Increase of current liabilities (Bank accounts)	11,636,866	34,151	4,160,863	12,211
		Total Cash Inflow (C100)	12,609,244	37,004	72,706,337	213,371
C	200	Cash outflow				
	201	Reduction (repayment) of share capital	2,523,804			
	202	Repayment of fixed asset subsidies				
	203	Reduction of current liabilities	4,552,957		-	
	204	Reduction of current liabilities (Bank accounts)	-		-	
	205	Interest paid	2,733,936	8,023	2,825,813	8,293
	206	Dividends paid	874,226	2,566	744,946	2,186
	207	Distribution of profits to staff members	-	-	-	-
	208	Board emoluments from profits for the year	10,000	29	10,000	29
		Total Cash Ouflow (C200)	10,694,923	31,386	3,580,759	10,508
		Cash Flow from financing activities (C100 - C200) = C	**1,914,321**	**5,618**	**69,125,578**	**202,863**
		COMPANY CASH FLOW (algebraic sum A + B + C)	**-23,976,877**	**-70,365**	**25,626,593**	**75,206**
		PLUS: BANK & CASH AT BEGINNING OF YEAR	**35,983,895**	**105,602**	**10,357,302**	**30,396**
		BANK & CASH AT YEAR END	**12,007,018**	**35,237**	**35,983,895**	**105,602**

Auditor's Report to the Consolidated Cash Flow Statement of "Michael J. Maillis S.A."

We have audited the above Consolidated Cash Flow Statement of "Michael J. Maillis SA - Packaging Systems" for the year ended 31 December 2001, which has been prepared in accordance with both the books and records maintained by the Company and the audited (audit report issued 27th February 2002) consolidated financial statements.

In our opinion, the aforementioned Consolidated Cash Flow Statement presents, subject to the notes 1 & 2 appearing in the following paragraph, the cash in and out flows arising from the group's activities.

We noted the following:

1. The company "Michael J. Maillis SA" has not included in the "Formation Expenses - (B 205), the amount of GRD 123.898.000 relating to capitalised losses from share trading and the valuation of these shares. This amount should have been charged to the Profit and Loss account of the year ended 31 December 2001.

2. The company has included in "Prepayments and accrued income" - (A212), the amount of GRD 210.506.000 relating to amortisation of foreign exchange losses arising from transactions execut- e d in financial year ended 31 December 2000, according to Government Tax Circular 1112072/11332/pol.1294/8.12.2000. That same amount has been included in "Other expenses" - (A 206).

Athens, 22nd May 2002

The Certified Auditor-Accountant

Constantinos Cotsilinis
SOEL Reg. No. 12711

MICHAEL J. MAILLIS S.A.
PACKING SYSTEMS
32, KIFISSIAS AVENUE - 151 25 MAROUSSI
TAXPAYER ID NO.: 094051915
TAX OFFICE: FAVE OF ATHENS
S.A.REG.NO.: 2716/06/B/86/43

CASH FLOW STATEMENT
01/01/2001 - 31/12/2001

A/A		Breakdown	FY 2001		Prev. Year 2000	
		Cash Flow from ordinary (operating) business	**Amounts in GRD thous.**	**Amounts in EURO thous.**	**Amounts in GRD thous.**	**Amounts in EURO thous.**
A	100	Cash inflow				
	101	Sales	30,501,446	89,513	31,472,127	92,361
	102	Other operating income	206,947	607	631,999	1.855
	103	Extraordinary and non-operating income	2,340,435	6,868	3,607,303	10,586
	104	Income from previous years	5,563	16	8,885	26
	105	Interest due [deposits, etc.)	49,646	146	168,505	495
	106	Income from securities	7,856	23	5,415	16
	107	Sale of securities	1,879,918	5,517	6,512,803	19,113
	108	Reduction of debts		-		-
		Amounts deducted:		-		-
	109	Acquisition of securities	4,718,312	13,847	7,259,371	21,304
	110	Increase of debts	1,149,340	3,373	21,753,872	63,841
		Total Cash Inflow (A100)	29,124,159	85,471	13,393,794	39,307
A	200	Cash inflow				
	201	Cost of goods sold (less depreciation and provisions)	22,056,835	64.730	21,998,845	64.560
	202	Management operating expenses	968,294	2.842	517,190	1.518
	203	Research - development operating expenses		-		-
	204	Appropriation operating expenses	2,981,701	8,750	3,020,923	8,866
	205	Underemployment / inertia expenses		-		-
	206	Other expenses	641,724	1,883	1,712,723	5,026
	207	Increase of reserves	-	-	1,131,158	3,320
	208	Increase of transitory asset accounts	-	-	331,308	972
	209	Reduction of transitory liability accounts	20,821	61	-	-
	210	Reduction of current liabilities (save Banks)	-	-	841,310	2,469
		Amounts deducted:		-		-
	211	Reduction of reserves	1,392,392	4,086		-
	212	Reduction of transitory asset accounts	54,604	160		-
	213	Increase of transitory liability accounts	-	-	10,640	31
	214	Increase of current liabilities (save Banks)	124,054	364		-
		Total Cash Outflow (A200)	25,098,325	73,656	29,542,817	86,699
A	300	Tax outflow				
	301	Income taxes	703,303	2,064	855,145	2,510
	302	Taxes not incorporated into the operating cost	2,029	6	37,179	109
	303	Post-audit tax differences	-	-	274,559	806
	304	Reduction of liabilities from taxes - duties	586,451	1,721	-	-
		Amount deduced :		-		-
	305	Increase of liabilities from taxes - duties	-	-	564,920	1,658
		Total Tax Outflow (A300)	1,291,783	3,791	601,963	1,767
		Cash Flows from ordinary (operating) business (A100 - A200 - A300) = A	**2,734,051**	**8,024**	**-16,750,986**	**-49,159**

A/A	Breakdown	FY 2001 Amounts in GRD thous.	FY 2001 Amounts in EURO thous.	Prev. Year 2000 Amounts in GRD thous.	Prev. Year 2000 Amounts in EURO thous.
	Cash Flow from Investments				
B 100	Cash inflow				
101	Sale of intangible assets				
102	Sale of tangible assets	20,884	61	59,493	175
103	Sale of holdings and securities		-		-
104	Reduction of long-term debts		-		-
105	Income from holdings and securities	487,527	1,431		-
106	Interest due (long-term etc. debts)	705,044	2,069	416,383	1,222
	Total Cash Inflow (B100)	1,213,455	3,561	475,876	1,397
B 200	Cash outflow				
201	Acquisition of intangible assets	265,703	780	-22,157	-65
202	Acquisition of tangible assets	4,837,819	14,198	4,352,157	12,772
203	Acquisition of holdings and securities	13,962,928	40,977	12,667,287	37,175
204	Increase of long-term debts	-	-	11,520	34
205	Increase of establishment expenses	2,281,393	6,695	2,994,703	8,789
	Total Cash Outflow (B200)	21,347,843	62,650	20,003,510	58,704
	Cash Flow from Investments (B100 - B200) = B	**-20,134,388**	**-59,088**	**-19,527,634**	**-57,308**
C	Cash Flow from financing activities				
100	Cash inflow				
101	Collection of share capital increase and share premium	-	-	50,703,716	148,800
102	Collection of fixed asset subsidies	302,786	889	39,233	115
103	Increase of long-term liabilities	-	-	5,975,996	17,538
104	Increase of current liabilities (Bank accounts)	349,480	1,026	2,676,749	7,855
	Total Cash Inflow (C100)	652,266	1,914	59,395,694	174,309
C 200	Cash outflow				
201	Reduction (repayment) of share capital	2,523,804			
202	Repayment of fixed asset subsidies				
203	Reduction of long-term liabilities	767,600		-	
204	Reduction of current liabilities (Bank accounts)	-		-	
205	Interest paid	794,800	2,333	1,263,303	3,707
206	Dividends paid	857,332	2,516	744,946	2,186
207	Distribution of profits to staff members	-	-	-	-
208	Board emoluments from profits for the year	10,000	29	10,000	29
	Total Cash Outflow (C200)	4,953,536	14,537	2,018,249	5,923
	Cash flow from financing activities (C100 - C200) = C	**-4,301,270**	**-12,623**	**57,377,445**	**168,386**
	COMPANY CASH FLOW (algebraic sum A + B + C)	**-21,701,607**	**-63,688**	**21,098,825**	**61,919**
	PLUS: BANK & CASH AVAILABLE AT BEGINNING OF YEAR	**29,984,316**	**87,995**	**8,885,491**	**26,076**
	BANK & CASH AVAILABLE AT YEAR END	**8,282,709**	**24,307**	**29,984,316**	**87,995**

Auditor's Report to the Cash Flow Statement of "Michael J. Maillis S.A."

We have audited the above Cash flow Statement of "Michael J. Maillis SA - Packaging Systems" for the year ended 31 December 2001, which has been prepared in accordance with both the books and records maintained by the Company and the audited (audit report issued 26th February 2002) financial statements.

In our opinion, the aforementioned Cashflow Statement presents, subject to the notes 1 & 2 appearing on the following paragraph, the cash in and out flows arising from the company's activities.
We noted the following:

1. The company "Michael J. Maillis SA" has not included in the "Formation Expenses - (B 205), the amount of GRD 123.898.000 relating to capitalised losses from share trading and the valuation of these shares. This amount should have been charged to the Profit and Loss account of the year ended 31 December 2001.

2. The company has included in "Prepayments and accrued income" - (A212), the amount of GRD 210.506.000 relating to amortisation of foreign exchange losses arising from transactions execut-
e d
in financial year ended 31 December 2000, according to Government Tax Circular 1112072/11332/pol.1294/8.12.2000. That same amount has been included in "Other expenses" - (A 206).

Athens, 22nd May 2002

The Certified Auditor-Accountant

Constantinos Cotsilinis
SOEL Reg. No. 12711

M. J. MAILLIS S.A.

32, KIFISSIAS AVE., 151 25 MAROUSSI, ATHENS, GREECE
TELEPHONE: +3 010 6843325, FAX: +3 010 6842001
Group web-site: www.maillis.gr